Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

dated as of April 23, 2015

by and among

HOUGHTON MIFFLIN HARCOURT PUBLISHING COMPANY,

(as the Purchaser)

SCHOLASTIC CORPORATION,

(as the Parent Seller)

and

SCHOLASTIC INC.

(as the other Seller)

i

(Continued)

(Continued)

(Continued)

(Continued)

EXHIBITS

Exhibit A	Accounting Standards
Exhibit B	Net Working Capital
Exhibit C	Form of Distribution and Reprint Rights Agreements Term Sheet
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of SRC/SRI Licenses Term Sheet
Exhibit F	Form of ExpertSpace/BookFlix/Other Content Licenses Term Sheet
Exhibit G	Form of Transition Services Agreement
Exhibit H	Form of Bill of Sale and Assumption Agreement
Exhibit I	Form of Lease Assignment and Assumption Agreement
Exhibit J	Form of Copyright Assignment Agreement
Exhibit K	Form of Trademark Assignment Agreement
Exhibit L	Form of Domain Name Assignment Agreement
Exhibit M	Form of Sublease

v

STOCK AND ASSET PURCHASE AGREEMENT

This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of April 23, 2015, by and among Houghton Mifflin Harcourt Publishing Company, a Massachusetts corporation (the “Purchaser”), Scholastic Corporation, a Delaware corporation (the “Parent Seller”), and Scholastic Inc., a New York corporation (a “Seller” and, together with the Parent Seller, the “Sellers”).

RECITALS

WHEREAS, the Sellers and the Transferred Subsidiaries are engaged, (i) through the Parent Seller’s Educational Technology and Services business segment as reflected in the Financial Statements and (ii) through sales by the Parent Seller’s International business segment of products of the Business (other than sales of SRC and SRI Business Products outside of the United States), in the business of the development, marketing, licensing and distribution of learning technology products and services and related materials for pre-kindergarten to grade 12 students to schools and school districts in the United States and schools outside of the United States administered or sponsored by the United States Government or its agencies and instrumentalities, as well as the provision of related implementation and assessment services and other consulting and assessment services, including professional development and leadership services for educators (the “Business”);

WHEREAS, the Purchaser desires to purchase from the Sellers, and the Sellers desire to sell to the Purchaser, the properties, assets (including the Transferred Equity), and goodwill of the Sellers constituting the Business (other than the Excluded Assets) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Purchaser is willing to assume certain liabilities relating to the Business (other than the Excluded Liabilities) upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, certain members of the senior management of the Business are entering into retention agreements with the Purchaser (the “Retention Agreements”), the effectiveness of which are conditioned upon the Closing (as hereinafter defined).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following capitalized terms, whenever used herein, shall have the following meanings for all purposes of this Agreement:

“524 Broadway Lease” means the Agreement of Lease, dated as of June 15, 1994, by and between 524 Broadway Company, L.P., as landlord, and Scholastic Inc., as tenant, as amended by the First Lease Modification Agreement, dated as of December 9, 1994, the Second Lease Modification Agreement, dated as of January 31, 1995, the Third Lease Modification Agreement, dated as of June 13, 1996, and the Fourth Lease Modification and Extension Agreement, dated as of February 14, 2006.

“Accounting Standards” means the accounting standards, principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth on Exhibit A.

“Action” means any action, claim, suit, proceeding, complaint, petition, judgment, condemnation, assessment, arbitration, mediation, audit, inquiry or investigation by or before any Governmental Authority.

“Adjustment Amount” means the Net Working Capital Adjustment (if the Net Working Capital Adjustment is a positive number) or the absolute value of the Net Working Capital Adjustment (if the Net Working Capital Adjustment is a negative number).

“Affiliate” means, with respect to any specified Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether by ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings.

“Allston Lease” means the Lease Agreement, dated as of January 7, 2015, by and between 1200 Soldiers Field Road, LLC, as landlord, and Scholastic Inc., as tenant.

“Assumed Business Employee Contracts” means those Contracts set forth on Schedule 1.1(d) of the Disclosure Letter to the extent provided on Schedule 1.1(d) of the Disclosure Letter.

“Assumed Employee Liabilities” means the following Liabilities which will be assumed by the Purchaser pursuant to this Agreement:

(a) any Liabilities with respect to the employees of the Transferred Subsidiaries arising after the Closing;

(b) any Liabilities for payments under the Sales Incentive Plans for the Transferred Employees, as accrued and included as Current Liabilities as of the Effective Time in the calculation of Net Working Capital and the Adjustment Amount and as further accrued in accordance with GAAP following the Effective Time;

(c) any Liabilities relating to the employment or termination of any Continuing Employee following the Closing Date; and

(d) the Liabilities assigned to the Purchaser under the Assumed Business Employee Contracts as set forth on Schedule 1.1(d) of the Disclosure Letter to the extent provided on Schedule 1.1(d) of the Disclosure Letter.

“Benefit Plan” means any Employee Benefit Plan, in each case, that is in effect and that covers current or former Business Employees and is maintained, sponsored, contributed to or required to be contributed to by the Sellers or their Affiliates or with respect to which the Sellers or their Affiliates have or could reasonably be expected to have any Liability with respect to a Business Employee.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Business Employee” means any employee of the Sellers or any of their Affiliates set forth on Schedule 1.1(a) of the Disclosure Letter, who are all of the employees of the Sellers or any of their Affiliates (which, for the avoidance of doubt, includes employees of the Transferred Subsidiaries) primarily engaged in providing services to the Business.

“Business Intellectual Property” means any Intellectual Property that is Related to the Business, whether owned by or licensed to the Sellers or any of their Affiliates, including the Transferred Subsidiaries.

“Business Inventory” means any inventory that is Related to the Business, whether held at any location or facility owned, leased or used by any of the Sellers or any of their respective Affiliates or in transit to any of the Sellers or any of their respective Affiliates, except to the extent specifically included in Excluded Assets.

“Business Products” means those products and services developed or currently under development, marketed, sold, licensed, provided or distributed by the Sellers and their Affiliates primarily for the Business, including those listed on Schedule 2.1(j) of the Disclosure Letter.

“Business Service Provider” means any Person set forth on Schedule 1.1(b) of the Disclosure Letter, (a) who is a natural person classified by the Sellers or any of their Affiliates as an independent contractor delivering keynotes, leadership or professional development services in connection with International Center for Leadership in Education, Inc., (an “ICLE Business Service Provider”) or (b) staffing companies that provide leased employees to the Seller or any Affiliate during the twelve (12) month period ending on December 31, 2014 and such services were primarily devoted to the Business.

“Business Tangible Property” means any Tangible Property that is Related to the Business.

“Capital Stock” means: (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests; (c) any Indebtedness or securities that are convertible into, or exercisable or exchangeable for, any of the foregoing; and (d) any warrants, options, commitments, calls, subscriptions or other rights to purchase or acquire any of the foregoing.

“Code” means the Internal Revenue Code of 1986.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Competing Business” means activities that compete with the Business consisting of or directly related to the development, marketing, licensing and distribution of: (a) those technology-based curriculum reading and mathematics educational Business Products currently marketed under the names “System 44,” “ Read 180,” “iRead” and “Math 180,” as well as any prior versions thereof and any new, updated, revised or derivative versions thereof whether currently available or under development at the date of this Agreement, for pre-kindergarten to grade 12 to schools and school districts in the United States or, in the case of schools administered or sponsored by the United States Government or its agencies and instrumentalities, outside the United States (collectively, the “Restricted Competitive Products”); and (b) implementation, assessment and consulting services directly related to the implementation and use of the Restricted Competitive Products. For the avoidance of doubt, “Competing Business” does not include (x) the Excluded Assets, (y) the programs, products and activities comprising the Sellers’ Other Businesses, or (z) the development, marketing, licensing or distribution of other educational materials, whether in print, digital or other electronic form, which do not constitute Restricted Competitive Products or assessment and consulting services directly related to the implementation and use of Restricted Competitive Products.

“Consolidated Taxes” means any United States federal, state or local income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar basis with respect to Tax Returns that include one or more Transferred Subsidiaries, on the one hand, and the Parent Seller or any of its Affiliates (other than any of the Transferred Subsidiaries), on the other hand.

“Consolidated Tax Returns” means any Tax Returns with respect to Consolidated Taxes.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, sublease, purchase or sale order, conditional sales contract, mortgage, license, sublicense, indemnity or other binding commitment or arrangement.

“Covered Claim” has the meaning set forth on Schedule 10.2(f) of the Disclosure Letter.

“Current Assets” means, as of the Effective Time, the consolidated current assets of the Business, which current assets shall include only the line items set forth on Exhibit B attached hereto under the heading “Current Assets” and no other assets and determined in accordance with the Accounting Standards (excluding cash). For the avoidance of doubt, no income Tax assets shall be included in Current Assets.

“Current Liabilities” means, as of the Effective Time, the consolidated current liabilities of the Business, which current liabilities shall include only the line items set forth on Exhibit B attached hereto under the heading “Current Liabilities” and no other liabilities and determined in accordance with the Accounting Standards. For the avoidance of doubt, Current Liabilities shall specifically exclude any income Tax liabilities.

“Debt Commitment” means the commitment of the Lenders to provide the Debt Financing.

“Debt Commitment Letter” means, collectively, the commitment letter entered into by the Purchaser and the Lenders pursuant to which the Lenders have provided the Debt Commitment and any related fee letter.

“Debt Financing” means the debt financing to be obtained by the Purchaser for the purpose of funding the Contemplated Transactions; provided, however, the parties hereto agree that the availability of any such Debt Financing shall not be a condition to the Purchaser’s obligation to close.

“Debt Financing Source” means each Person (other than the Purchaser, any of its Subsidiaries or any of their respective Affiliates, but including each agent and arranger) that has committed to provide or has otherwise entered into debt commitment letters (each, a “Lender”), in each case, in connection with the Debt Financing and any joinder agreements, credit agreements or similar financing agreements entered into pursuant thereto, together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Lender, other Person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing; provided, (a) the Sellers and their Subsidiaries shall not be deemed Debt Financing Sources for any purposes hereunder and (b) the lenders and agent under the Related Financing shall be deemed to be Debt Financing Sources for all purposes hereunder.

“Disclosure Letter” means the disclosure letter delivered by the Sellers to the Purchaser on the date hereof.

“Distribution and Reprint Rights Agreements” means the distribution and reprint rights agreements to be entered into by the Purchaser and the Sellers in accordance with the term sheet set forth in Exhibit C attached hereto.

“Effective Time” means 11:59 p.m. (Eastern Time) on the Closing Date.

“Employee Benefit Plan” means any pension, profit-sharing, savings, retirement, employment, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, paid time off, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement, whether written or oral, formal or informal, including any “employee benefit plan” (as defined in Section 3(3) of ERISA). For the avoidance of doubt, the term Employee Benefit Plan does not include any consulting agreement or any compensatory arrangement with a Business Service Provider for the provision of service unless and solely to the extent that such arrangement separately and expressly provides that such Business Service Provider will be entitled to benefit under an Employee Benefit Plan sponsored or maintained by the Seller or its Affiliates.

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (b) general principles of equity (whether considered in a proceeding in equity or at law).

“Environmental Laws” means any Law, Order or Contract with any Governmental Authority relating to (a) protection of human health or the environment or (b) the regulation or remediation of pollutants, contaminants, wastes or chemicals or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any specified Person, any other Person that, together with such specified Person, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“ERISA Affiliate Liability” means any Liability of any Seller or any Transferred Subsidiary under or in respect of any employee benefit plan pursuant to any Law that imposes Liability on a “controlled group” or similar basis (as used in Section 4001 of ERISA or Section 414 of the Code), as a result of such Seller or such Transferred Subsidiary being an ERISA Affiliate prior to the Closing Date with respect to any other Person.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means the escrow agreement in the form attached hereto as Exhibit D.

“Escrow Fund” means the escrow fund established pursuant to the Escrow Agreement, including all interest and other amounts earned thereon.

“Excluded Employee Liabilities” means any of the following:

(a) any Liabilities relating to any Benefit Plan, including (i) any obligations to contribute to, make payments with respect to, or provide benefits under any Benefit Plan and (ii) any arrangement that provides severance, stay or retention payments or benefits or change-in-control payments or benefits;

(b) any Liabilities arising out of, relating to or resulting from any Action with respect to any Business Employee relating to his/her employment or termination of employment at or before the Closing with the Sellers or any of their Affiliates, including as a result of the consummation of the Contemplated Transactions;

(c) any ERISA Affiliate Liabilities;

(d) any Liabilities resulting from or relating to the misclassification of any Person performing services for or on behalf of the Business prior to the Effective Time as an independent contractor rather than as an employee;

(e) any Liabilities to provide continuation coverage pursuant to COBRA under any plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code) with respect to a COBRA qualifying event that occurs prior to or on the Closing Date;

(f) the Liabilities to be retained by Sellers under the Assumed Business Employee Contracts as set forth on Schedule 1.1(d) of the Disclosure Letter to the extent provided on Schedule 1.1(d) of the Disclosure Letter; and

(g) any other Liabilities arising out of, relating to or resulting from any current, former or prospective (i.e., an individual who has been offered and is still considering a position) Business Employee (whether or not such Business Employee becomes a Continuing Employee, including any Business Employee who does not accept an offer of employment with the Purchaser) with respect to his/her employment or termination of employment at or before the Closing (including as a result of the consummation of the Contemplated Transactions) with the Sellers or any of their Affiliates, including (i) payments or benefits that the Sellers or any of their Affiliates may owe or have promised to pay to any current, former or prospective Business Employee, including wages, other remuneration, holiday, bonus (excluding all payments required to be made to the Transferred Employees under the Sales Incentive Plans for the Business included in the Assumed Employee Liabilities) or severance pay (statutory or otherwise), commissions, Taxes, or insurance premiums, (ii) any Liabilities relating to any employment Contract that is not a Transferred Contract, (iii) any Liabilities relating to any current, former or negotiated collective bargaining agreement or related agreements, including side letters and memoranda, or the employment practices of the Sellers or any of their Affiliates, (iv) any Liabilities under the WARN Act relating to actions or practices of the Sellers or any of their Affiliates on or prior to the Closing Date, and (v) any Liabilities relating to workers’ compensation claims and occupational health claims against the Sellers or any of their Affiliates for accidents or injuries occurring on or prior to the Closing Date.

“FERPA” means the Family Educational Rights and Privacy Act, 20 U.S.C. § 1232g, and its implementing regulations, 34 C.F.R. Part 99.

“Final Determination” means (a) with respect to U.S. federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD, and (b) with respect to Taxes other than U.S. federal income Taxes, any final determination of Liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise, including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means: (a) any federal, state, municipal, local or foreign government or any entity or political subdivision of any of the foregoing; (b) any governmental, quasi-governmental, regulatory or administrative agency, commission, department, board, bureau, authority or instrumentality; (c) any judicial authority, court, tribunal, arbitrator or arbitral body (public or private); or (d) any self-regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inactive Employees” means Business Employees who are on a Seller-approved leave of absence on the Closing Date as a result of military service, pregnancy or parental leave, disability leave, medical leave or any leave provided under applicable Law.

“Indebtedness” means: (a) any indebtedness or other obligation of any Seller or any of its Affiliates for borrowed money, whether current, short-term or long-term, secured or unsecured; (b) any indebtedness of any Seller or any of its Affiliates evidenced by any note, bond, debenture, security or similar instrument; (c) any Liabilities of any Seller or any of its Affiliates with respect to interest rate, commodity or currency swaps, collars, caps or other hedging obligations; (d) any Liabilities of any Seller or any of its Affiliates for the deferred purchase price of property or assets (including “earn-out” payments); (e) any Liabilities of any Seller or any of its Affiliates under any conditional sale agreements or title retention agreements; (f) any Liabilities of any Seller or any of its Affiliates in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which Liabilities are required to be accounted for under GAAP as capital leases (to the extent not included in the Current Liabilities); (g) any Liabilities of any Seller or any of its Affiliates under any performance bond or letter of credit or any bank overdrafts and similar charges, to the extent drawn; (h) any accrued interest, premiums, penalties and other obligations relating to the foregoing; and (i) any indebtedness referred to in clauses (a) through (h) above of any Person which is either (A) guaranteed by any Seller or any of its Affiliates (including under any “keep well” agreement or similar arrangement), or (B) secured (including under any letter of credit, surety bonds, banker’s acceptance or similar credit transaction) by any Lien upon any property or asset owned by any Seller or any of its Affiliates, in each case excluding trade payables in the ordinary course of business. Indebtedness shall also include accrued interest and any pre-payment penalties, redemption fees, premiums or other amounts owing pursuant to the instruments evidencing Indebtedness, assuming that such Indebtedness is repaid on or prior to the Closing Date. For the avoidance of doubt, the royalty payments payable under the SPN Purchase Agreement are not “Indebtedness” for purposes of this Agreement.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (a) any trademarks, service marks, service names, brand names, trade dress rights, logos, trade names, corporate names and other business identifiers including social media account names and domain names, together with the goodwill associated with any of the foregoing, along with any applications, registrations, renewals and extensions thereof (collectively, the “Trademarks”); (b) any copyrights in works of authorship, including Software, copyright registrations and applications therefor, and any other rights corresponding thereto; (c) any patents, inventions and patent applications and any reissues, divisions, divisionals, provisionals, continuations and continuations-in-part, renewals, extensions, reexaminations, utility models, certificates of invention and design patents, registrations and applications thereof; and (d) any trade secrets, know-how and any other intellectual property rights.

“Intercompany Agreements” means any Contracts between or among any Seller and/or any of its Affiliates that are Related to the Business.

“Intercompany Payables” means any account, note, loan or other payables recorded on the books of the Business for goods or services purchased by or provided to the Business, or advances (cash or otherwise) or any other extensions of credit to the Business, from any Seller or any of its Affiliates.

“Interim Period” means the period from the date of this Agreement until the earlier of (a) the Closing and (b) termination of this Agreement in accordance with Article IX.

“IP Licenses” means any Contracts pursuant to which any Seller or any of its Affiliates (a) uses any Licensed Intellectual Property, (b) has granted to a third party any right to use any Owned Intellectual Property, or (c) has entered into any agreement or covenant not to sue with respect to Intellectual Property that is Related to the Business, including any Contracts entered into in connection with any settlement of an infringement claim or co-existence arrangement.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of the Sellers” means the actual knowledge of Richard Robinson, Maureen O’Connell, Margery Mayer, Andrew Hedden, Elizabeth Polcari, Karen Nachbar, Rosamund Else-Mitchell and William Welty, in each case after due inquiry.

“Law” means any law, statute, constitution, ordinance, code, regulation, rule, treaty or other requirement of any Governmental Authority.

“Liabilities” means any liability, duty or obligation of any kind or nature whatsoever, whether choate or inchoate, accrued or fixed, absolute or contingent, matured or unmatured.

“Lien” means any lien, pledge, charge, claim, encumbrance, hypothecation, conditional sale agreement, security title, security interest, option, mortgage, easement, right of way, covenant, condition, restriction, encroachment or other survey defect, right of first offer, right of first refusal, right to purchase or imperfection of title, whether voluntarily incurred or arising by operation of Law.

“Losses” means any Liabilities, damages, claims, fines, penalties, judgments, fees, costs and expenses (including court costs and reasonable fees, costs and expenses of attorneys, accountants and other advisors or consultants).

“Marketing Period” means the first period of ten (10) consecutive Business Days after the date of this Agreement commencing on or after the earlier to occur of (a) the date on which the bank meeting for the Debt Financing is held and (b) the third (3rd) Business Day after the date of this Agreement, and throughout which (x) the Purchaser shall have received the Required Information (which Required Information was provided to the Purchaser on the date hereof, subject to clause (i) below) and (y) nothing has occurred and no condition exists that would cause any of the conditions set forth in Article VII to fail to be satisfied assuming the Closing were to be scheduled for any time during such ten (10) consecutive Business Day period (other than any conditions that by their nature are to be satisfied by actions to be taken by the parties at the Closing); provided, (i) the Marketing Period shall not be deemed to have commenced and the Required Information shall be deemed not to have been delivered if, prior to the completion of such ten (10) consecutive Business Day period, (A) Ernst & Young shall have withdrawn its audit opinion with respect to any of the financial statements set forth in the Required Information, in which case the Marketing Period shall not be deemed to have commenced until a new unqualified audit opinion is issued with respect to such financial statements by Ernst & Young or another nationally recognized independent accounting firm reasonably acceptable to the Purchaser, or (B) the Parent Seller shall have determined (1) that a restatement is required or (2) that any such restatement is under consideration or may be a reasonable option with respect to any financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Information has subsequently been amended and delivered to the Purchaser or the Parent Seller has determined that no such restatement shall be required, (ii) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained by the Purchaser, and (iii) for purposes of determining the period of ten (10) consecutive Business Days, May 25, 2015 and July 3, 2015 shall not constitute Business Days.

“Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate, materially and adversely affects the business, operations, assets, Liabilities (including contingent Liabilities), results of operations or the financial condition of the Business, taken as a whole; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: any event, change, circumstance or effect resulting from or arising out of (a) any outbreak or escalation of war, civil unrest, or major hostilities or any act of terrorism; (b) any earthquake, hurricane, storm, flood or other natural disaster; (c) changes or developments in applicable Law, GAAP or enforcement or interpretation thereof arising after the date hereof; (d) effects or changes that are generally applicable to the industry in which the Business operates; (e) changes in financial markets, general economic conditions (including prevailing interest rates, exchange rates, commodity prices and fuel costs) or political conditions; (f) any failure, in and of itself, of the Business to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts and circumstances underlying any such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect); (g) any action taken or failed to be taken at the written request of, or consented to in writing by, the Purchaser; or (h) the execution or delivery of any of the Transaction Documents, the consummation of any Contemplated Transactions or the public announcement with respect to any of the foregoing, including any resulting actions of competitors; provided, with respect to foregoing clauses (a) through (e), the events, changes, circumstances or effects do not affect the Business in a materially disproportionate manner as compared to similarly situated companies in the industry in which the Business is operated.

“Net Working Capital” means, as of the Effective Time, Current Assets minus Current Liabilities, in each case determined in accordance with GAAP and the Accounting Standards; provided, in the event of any conflict between GAAP and the Accounting Standards, the Accounting Standards shall apply.

“Net Working Capital Adjustment” means Net Working Capital minus Target Working Capital, expressed as a positive number, if positive and as a negative number, if negative.

“Order” means any order, decision, judgment, writ, injunction, decree, ruling, award or determination of any Governmental Authority.

“Parent Seller Board” means the board of directors of the Parent Seller.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001.

“Permits” means any permit, approval, authorization, consent, license, franchise or certificate issued by any Governmental Authority, including any extension, modification, amendment or waiver of the foregoing.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and reserved for adequately in accordance with GAAP in the Financial Statements; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen and repairmen for amounts not yet due; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar non-monetary charges or encumbrances not materially interfering with the ordinary conduct of business; (e) purchase money Liens and Liens securing rental payments under capital lease arrangements of a Seller incurred in the ordinary course of business and set forth on Schedule 1.1(c) of the Disclosure Letter; (f) Liens not created by a Seller that affect the underlying fee interest of any leased real property; (g) Liens resulting from any facts or circumstances relating to the Purchaser or its Affiliates; (h) in the case of the Intellectual Property, licenses, options to license and covenants not to assert claims of infringement or misappropriation, in each case in existence as of the date hereof from a Seller or any of its Affiliates to third parties and disclosed on Schedule 4.14(a) of the Disclosure Letter or, except for any exclusive licenses, not required to be disclosed on such schedule; and (i) zoning, building and other generally applicable land use restrictions, none of which materially interferes with the ordinary conduct of business.

“Person” means any natural person, business, corporation, company, limited liability company, unlimited liability company, partnership, limited partnership, limited liability partnership, association, joint venture, business enterprise, trust, Governmental Authority or other legal entity.

“Personal Data” means a Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank information, biometric identifiers or any other piece of information that, alone or in combination with other information held by the Sellers or any of their Affiliates, allows the identification of or contact with an individual, or any student data (as defined in applicable Privacy Laws, in each case collected or held for use by the Business).

“Pre-Closing Tax Period” means any Tax period (or portion thereof) that ends on or before the Closing Date.

“Privacy Laws” means any Law relating to data privacy, security, data protection or the collection, use, transfer, processing or disclosure of Personal Data or student data, including FERPA.

“Public Software” means any Software that is subject to any of the following licenses or distribution models (or licenses or distribution models similar thereto): (a) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards Source License (SISSL); (g) the BSD License; (h) Red Hat Linux; (i) the Apache License; and (j) any other license or distribution model identified by the Open Source Initiative on www.opensource.org.

“Purchaser 401(k) Plan” means a tax-qualified plan maintained by the Purchaser or one of its Affiliates pursuant to Sections 401(a), 401(k) and 501(a) of the Code.

“Purchaser Disclosure Letter” means the disclosure letter delivered by the Purchaser to the Sellers on the date hereof.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser set forth in Section 5.1 (Organization), Section 5.2 (Power and Authority), Section 5.3 (Due Authorization), Section 5.4 (Enforceability), Section 5.9 (No Brokers) and Section 5.11 (Financial Ability).

“Purchaser Indemnified Parties” means (a) the Purchaser and its Affiliates, and (b) the Representatives of the Purchaser and its Affiliates.

“Purchaser Tax Act” means (a) any Tax election under any provision of the Code or foreign Tax Law effective for any Pre-Closing Tax Period, which election is made after the Closing and is not expressly required by this Agreement or (b) any other action outside of the ordinary course of business that is taken on the Closing Date after the Closing, in each of clauses (a) and (b), by the Purchaser, any of its Affiliates (including the Transferred Subsidiaries), or any transferee of the Purchaser or any of its Affiliates (including the Transferred Subsidiaries), which election or action, as the case may be, would otherwise give rise to a Seller Tax indemnity obligation under Section 10.2(d), excluding, in each case, any such election or action (x) expressly required by this Agreement, (y) required by applicable Law, or (z) to which the Parent Seller consents.

“Related Financing” means the Superpriority Senior Secured Debtor-in-Possession and Exit Revolving Credit Agreement, dated as of May 12, 2012, among the Purchaser, certain of its Affiliates, the lenders party thereto, and Citibank, N.A., as administrative agent and collateral agent.

“Related to the Business” means owned, leased, subleased, licensed, used, held for use, or held for sale primarily in or in connection with the Business, other than (a) the Excluded Assets or (b) as otherwise expressly provided in this Agreement.

“Required Consent” means any consent or approval set forth on Schedule 7.8 of the Disclosure Letter.

“Required Information” has the meaning set forth on Schedule 6.17 of the Disclosure Letter.

“Representatives” means, with respect to any specified Person, its directors, officers, employees, consultants, managers, partners, principals, agents, financial advisors, attorneys, accountants, or other advisors or representatives.

“Reverse Termination Fee” means Twenty-Eight Million Seven Hundred and Fifty Thousand Dollars ($28,750,000).

“Sales Incentive Plans” means the sales incentive plans identified on Schedule 1.1(g) of the Disclosure Letter.

“Securities Act” means the Securities Act of 1933.

“Seller Fundamental Representations” means the representations and warranties of the Sellers set forth in Section 4.1 (Organization), Section 4.2 (Power and Authority), Section 4.3 (Due Authorization), Section 4.4 (Enforceability), Section 4.5(a) (Capitalization) and Section 4.32 (No Brokers).

“Seller Indemnified Parties” means (a) the Sellers and their Affiliates, and (b) the Representatives of the Sellers and their Affiliates.

“Sellers’ Other Businesses” means and includes all businesses (other than the Business) conducted by the Sellers or any of their Affiliates as of the date hereof, including those comprising the Children’s Book Publishing and Distribution, Classroom and Supplemental Materials Publishing, Media, Licensing and Advertising and International business segments of the Parent Seller, but excluding (a) Restricted Competitive Products and (b) the sales by the Parent Seller’s International business segment of products of the Business (other than sales of SRC and SRI Business Products outside of the United States).

“Seller Trademarks” means the Trademark “Scholastic,” including any and all Trademarks confusingly similar thereto and those Trademarks incorporating “Scholastic” and set forth on Schedule 1.1(e) of the Disclosure Letter.

“Shared Intellectual Property” means any Intellectual Property (a) owned or licensed by a Seller or any of its Affiliates that is used in connection with the Business but is not included in the Transferred Assets and is licensed to the Purchaser and its Affiliates pursuant to one of the Shared Intellectual Property License Agreements for the Purchaser or (b) included in the Transferred Assets and licensed back to the Sellers and their Affiliates pursuant to one of the Shared Intellectual Property License Agreements for the Sellers.

“Shared Intellectual Property License Agreements” means the shared intellectual property license agreements to be entered into by the Purchaser and the Sellers in accordance with the term sheets attached hereto as Exhibit E (for the Purchaser) and Exhibit F (for the Sellers) attached hereto.

“Software” means any software, source code, object code, and data and documentation related thereto.

“SPN Purchase Agreement” means the Purchase and Sale Agreement, dated as of December 31, 2012, by and between Successful Practices Network Inc., as seller, and International Center for Leadership in Education, Inc., as purchaser.

“Subsidiary” means, with respect to any specified Person, any corporation, company, limited liability company, unlimited liability company, partnership, limited partnership, limited liability partnership, joint venture or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary): (a) owns, directly or indirectly, more than fifty percent (50%) of the Capital Stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such legal entity; or (b) controls the management. For purposes of this definition, “control” of the management means the power, direct or indirect, to direct or cause the direction of the management and policies of the management, whether by ownership of voting stock, by contract or otherwise.

“Tangible Property” means any facilities, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, related capitalized items and other tangible property.

“Target Working Capital” shall be Zero Dollars ($0).

“Tax” or “Taxes” means: (a) any federal, state, municipal, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, escheat, transfer and gains taxes, and customs duties; (b) any Liabilities for the payment of any items described in clause (a) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included, or being required to be included, in any Tax Return related to such group); and (c) any Liabilities for the payment of any amounts as a result of any express or implied obligation to indemnify any other Person, or any successor or transferee liability, in respect of any items described in clauses (a) or (b) above.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with respect to any Tax.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Transition Services Agreement, the Bill of Sale and Assumption Agreement, the Lease Assignment and Assumption Agreements, the IP Assignment Agreements, the Shared Intellectual Property License Agreements, the Distribution and Reprint Rights Agreements, the Sublease and any other Contracts, notices or documents necessary in connection with the Contemplated Transactions.

“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by any Seller or any of its Affiliates, or, prior to the Closing, by the Business, in each case in connection with the Contemplated Transactions (whether incurred prior to or after the date hereof) that are not paid prior to the Closing Date, including: (a) any brokerage fees, commissions, finders’ fees or financial advisory fees; (b) any fees, costs and expenses of attorneys, accountants, consultants or other advisors or representatives; (c) any payments related to any transaction bonus, stay bonus, discretionary bonus, change of control payment, severance payment, retention payment, phantom equity payout, option cash-out or exercise payment, or other compensatory payments made to any current, former or prospective (i.e., an individual who has been offered and is still considering a position) Business Employee or Business Service Provider, or for which the Business is obligated to reimburse any such current, former or prospective Business Employee or Business Service Provider, as a result of or in connection with the execution of this Agreement or consummation of the Contemplated Transactions; (d) the Sellers’ portion of any fees, costs and expenses incurred in connection with compliance with the HSR Act; (e) any other fees, costs or expenses resulting from the change of control of the Business unless otherwise specifically provided in this Agreement; and (f) any employment Taxes payable by the Sellers or their Affiliates related to any of the foregoing.

“Transferred Accounts Receivable” means any rights of any Seller or any of its Affiliates to payment for goods or services provided by any Seller or any of its Affiliates with respect to the conduct of the Business prior to the Effective Time, as recorded in the books and records of the Sellers in accordance with GAAP through the Effective Time.

“Transferred Books and Records” means any books and records of the Sellers and their respective Affiliates that are held by them or that are under their control and that are Related to the Business, including: (a) executed copies of any of the Transferred Leases and Transferred Contracts; (b) any equipment, product and other warranties; (c) copies of any IP Licenses; (d) any technical information and data, maps, computer files, diagrams, blueprints and schematics; (e) any filings made with, or records required to be kept by, any Governmental Authority (including any backup information on which such filings are based); (f) any research and development reports; (g) any equipment and operating logs; (h) any financial and accounting records; (i) any creative, promotional or advertising materials and market studies; and (j) any business information relating to customers, suppliers, distributors, vendors and authors; provided, however, that the Transferred Books and Records shall not include any books or records related primarily to any Excluded Assets or Excluded Liabilities.

“Transferred Equity” means any outstanding Capital Stock of Transferred Subsidiaries.

“Transferred Subsidiaries” means (a) Tom Snyder Productions, Inc., a Delaware corporation, and (b) International Center for Leadership in Education, Inc., a New York corporation.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 (29 USC § 2101 et seq.) and any similar state or local Laws.

“Works in Progress” means components of any Business Product (which such Business Products and components are set forth on Schedule 1.1(f) of the Disclosure Letter) that Sellers reasonably believe will be available for sale within six (6) months after the date of this Agreement and which, as of the date of this Agreement, have not been cleared for use, sale and distribution. For purposes of this Agreement, a component of a Business Product shall cease to be a Work in Progress as defined herein (a) if and when such component is cleared for use, sale and distribution (whether before or after the Effective Time) or (b) if, after the Effective Time, the Purchaser or any of its Affiliates makes any changes in or to any such component.

Section 1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Accounting Firm	2.6(c)
Accounts Receivable	4.26
Additional Transfer Documents	3.2(a)(iii)
ADSP	6.3(c)(iii)
ADSP Allocation	6.3(c)(iii)
Agreed Amount	10.6(b)
Agreement	Preamble
Allocation Schedule	6.3(b)(i)
Alternative Financing	6.18(b)
Assumed Liabilities	2.3
Assumed Taxes	10.3(d)
Audited Financial Statements	4.10(a)
Base Consideration	2.5
Bill of Sale and Assumption Agreement	3.2(a)(iii)
Business	Recitals
Business Confidential Information	6.15

Term	Section
Business Permits	4.25
Cap	10.4(a)
Claim Period	10.6(a)
Claimed Amount	10.6(a)
Closing	3.1
Closing Date	3.1
Closing Purchase Price	2.5
Closing Statement	2.6(b)
Continuing Employees	6.10(a)
De Minimis Amount	10.4(a)
Debt Financing Failure Event	6.18(b)
Disclosed Matter	6.26
Disclosed Matter Notice	6.26
Dispute	10.6(c)
Escrow Account	2.7
Escrow Amount	2.5
Excluded Assets	2.2
Excluded Liabilities	2.4
Expiration Date	10.1(a)
Final Closing Purchase Price	2.6(e)
Financial Statements	4.10(a)
FSA Plan	6.10(i)
Indemnified Party	10.6(a)
Indemnifying Party	10.6(a)
Interim Financial Statements	4.10(a)
IP Assignment Agreements	3.2(a)(xi)
Latest Balance Sheet	4.10(a)
Lease Assignment and Assumption Agreement	3.2(a)(iv)
Leased Real Property	4.17(b)
Lender	1.1
Licensed Intellectual Property	4.16(a)
Material Contracts	4.14(a)
Nonassignable Asset	2.8(a)
Notice of Claim	10.6(a)
Objections Notice	6.3(b)(ii)
Owned Intellectual Property	4.16(a)
Parent Seller	Preamble
Post-Closing Collection Amounts	6.8(a)
Post-Signing Returns	6.3(a)(ii)
Pre-Closing Statement	2.6(a)
Pre-Closing Taxes	10.2(d)
Privacy Policy	4.16(g)
Purchaser	Preamble
Purchaser HRA Account	6.10(l)
Purchaser HRA Plan	6.10(l)

Term	Section
Purchaser HSA Account	6.10(l)
Purchaser HSA Plan	6.10(l)
Purchaser Related Parties	9.3(c)
Related Terms	6.23(c)
Release Date	10.1(a)
Response	10.6(b)
Response Period	6.3(b)(ii)
Restricted Competitive Products	1.1
Restrictive Covenants	6.12(b)
Retention Agreements	Recitals
Retiree Medical Eligible Transferred Employee	6.10(h)
Retiree Medical Plan	6.10(h)
Review Period	10.6(b)
Section 338 Forms	6.3(c)(ii)
Section 338(h)(10) Elections	6.3(c)(i)
Seller	Preamble
Seller Bonds	4.31
Seller HRA Account	6.10(l)
Seller HRA Plan	6.10(l)
Sellers	Preamble
Sellers’ 401(k) Plan	6.10(g)
Straddle Period	6.3(g)
Sublease	3.2(a)(xiv)
Tax Contest	6.5
Termination Date	9.1(d)
Third Party Claim	10.7(a)
Third Party Claim Notice	10.7(a)
Threshold Amount	10.4(a)
Trademarks	1.1
Transfer Taxes	6.3(d)
Transferred Assets	2.1
Transferred Contracts	2.1(a)
Transferred Employees	6.10(a)
Transferred Leases	2.1(b)
Transition Services Agreement	3.2(a)(ii)

Section 1.3 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Article, Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Articles, Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to (i) refer to Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time, and (ii) include any rules and regulations promulgated thereunder;

(l) references herein to any Contract shall be deemed to refer to such Contract as amended, restated, supplemented or otherwise modified from time to time;

(m) if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(n) the phrase “the date hereof” shall refer to April 23, 2015.

ARTICLE II

PURCHASE AND SALE; CALCULATION OF PURCHASE PRICE

Section 2.1 Transferred Assets. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Sellers shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Sellers, free and clear of all Liens, except for Permitted Liens, all right, title and interest in and to all of the assets, rights and properties of each Seller that are Related to the Business, whether real, personal or mixed, whether tangible and intangible, of any kind and nature, whether or not reflected on the books and records of the Sellers and wherever located other than, in all such cases, the Excluded Assets (collectively, the “Transferred Assets”), including the following:

(a) the Contracts listed on Schedule 2.1(a) of the Disclosure Letter (the “Transferred Contracts”);

(b) the leases listed on Schedule 2.1(b) of the Disclosure Letter (the “Transferred Leases”; provided, for purposes of Section 4.6 and Section 6.1 hereof, the Transferred Leases shall also include the 524 Broadway Lease; provided, further, for purposes of Section 2.8 hereof, the Sublease shall be deemed a Transferred Asset);

(c) the Current Assets;

(d) the Transferred Accounts Receivable;

(e) the Transferred Books and Records;

(f) the Transferred Equity;

(g) the Business Permits (to the extent transferable);

(h) the Business Tangible Property;

(i) any rights of the Sellers in the Business Intellectual Property (subject to the rights granted to the Sellers under the Shared Intellectual Property License Agreements);

(j) the Business Products;

(k) the Business Inventory;

(l) any rights of the Sellers and their Affiliates with respect to insurance policies and insurance or awards in condemnation, in each case to the extent relating to the Transferred Assets and the Assumed Liabilities, including all insurance and condemnation proceeds (i) received or receivable after the Closing in respect of Assumed Liabilities, (ii) received or receivable in respect of any property or asset lost, damaged or condemned and which, if not so lost, damaged or condemned, would have been a Transferred Asset, or (iii) received or receivable in respect of business interruption to the extent relating to any period following Closing;

(m) any rights under representations, warranties, indemnities and guaranties made by suppliers, vendors, distributors, manufacturers and contractors to the extent such rights relate to the Transferred Assets or that are otherwise Related to the Business;

(n) any rights of the Sellers or their Affiliates under any Actions, or any rights of the Sellers or their Affiliates in any claims, against any third party to the extent such Actions or rights relate to the Transferred Assets or the Assumed Liabilities or are otherwise Related to the Business, whether choate or inchoate, known or unknown, contingent or non-contingent;

(o) any websites, post office boxes, computers, telephones, fax machines and related telephone numbers, facsimile numbers, employee cell phone numbers and e-mail addresses that are Related to the Business, including each such website and numbers that are set forth on Schedule 2.1(o) of the Disclosure Letter; and

(p) all of the goodwill and other intangible assets associated with the Transferred Assets or Related to the Business.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Sellers do not sell, transfer, convey, assign or deliver to the Purchaser, the Purchaser shall not purchase or otherwise acquire, and the Transferred Assets shall not include, any right, title and interest in or to any of the following properties, assets or intangibles of the Sellers, all of which shall be retained by the Sellers or any of their Affiliates (such properties, assets and intangibles being collectively referred to hereinafter as the “Excluded Assets”):

(a) except to the extent (and solely to the extent) set forth in Section 2.1, all the properties, assets and rights of every kind and description and wherever located, whether tangible or intangible, real, personal or mixed, used in, held for use in, or primarily related to the Sellers’ Other Businesses;

(b) any rights of the Sellers or their Affiliates arising under this Agreement, any of the other Transaction Documents or from the consummation of the Contemplated Transactions;

(c) any cash and cash equivalents, securities and negotiable instruments on hand, in lock boxes, in financial institutions or elsewhere, including any cash residing in any collateral cash account securing any obligation or contingent obligation that is not an Assumed Liability;

(d) any right, title and interest of the Sellers in and to any real property (including the 524 Broadway Lease and the Allston Lease), whether owned, leased or otherwise occupied, other than the Transferred Leases;

(e) any Intellectual Property rights that are not Business Intellectual Property (subject to the rights granted to the Purchaser under the Shared Intellectual Property License Agreements);

(f) except as specifically provided under Section 2.1(l), any insurance policies Relating to the Business and any claims, credits, causes of action or rights thereunder and proceeds thereof;

(g) any assets of any Benefit Plan;

(h) any right to any refund or credit with respect to Taxes in accordance with the provisions of Article IX;

(i) any assets that have been disposed of in compliance with Section 6.1(b)(ii) of this Agreement after the date hereof and prior to the Closing;

(j) any books, records and files (i) to the extent relating to the Sellers’ Other Businesses, Excluded Assets or Excluded Liabilities, wherever located, including the tax returns and books, records and files relating to income and similar Taxes of the Sellers (other than Tax Returns of the Transferred Subsidiaries), and (ii) comprising minute books, transfer books, formation records and similar documents of the Sellers and each of the Affiliates other than the Transferred Subsidiaries; provided, to the extent such books, records or files also relate to the Business, Transferred Assets or Assumed Liabilities, the Sellers shall provide copies thereof to the Purchaser upon request of the Purchaser; and

(k) any goodwill and other intangible assets associated with the Excluded Assets and the Sellers’ Other Businesses.

Section 2.3 Assumed Liabilities. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall assume, pay and discharge, whether accruing before or after the Closing Date, all the following, and only the following, Liabilities of the Sellers and their Affiliates Related to the Business, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):

(a) any Liabilities of the Sellers or their Affiliates under the Transferred Contracts and the Transferred Leases, to the extent incurred or arising after the Closing, except to the extent arising as a result of breaches prior to the Closing;

(b) any Current Liabilities to the extent included in the calculation of Net Working Capital and the Adjustment Amount and set forth in reasonable detail in the Pre-Closing Statement and Closing Statement;

(c) any Assumed Taxes;

(d) any Assumed Employee Liabilities; and

(e) any Liabilities not specifically set forth in the foregoing clauses of this Section 2.3 arising from or related to the ownership or operation of the Transferred Assets and the Business following the Closing, other than the Excluded Liabilities specifically set forth in Section 2.4.

Section 2.4 Excluded Liabilities. Except for the Assumed Liabilities, the Purchaser shall not assume or be liable for any Liabilities of the Sellers or their Affiliates (collectively, the “Excluded Liabilities”), which Liabilities shall be retained by and remain Liabilities of the Sellers or their Affiliates to be satisfied and discharged by the Sellers or their Affiliates in accordance with their respective terms, including the following Excluded Liabilities:

(a) any Liabilities to the extent relating to any Excluded Assets or Sellers’ Other Businesses;

(b) any Liabilities of the Sellers or their Affiliates to indemnify, or to advance or reimburse the fees, costs and expenses in relation to indemnifiable claims of any directors, officers, employees or agents of the Sellers or any of their Affiliates relating to, arising out of or resulting from their conduct in such capacities prior to the Closing;

(c) any Intercompany Payables and Intercompany Agreements;

(d) any Indebtedness outstanding as of immediately prior to the Closing;

(e) any Liabilities relating to (i) Taxes of the Sellers or their Affiliates for any period or relating to, arising out of or resulting from the Transferred Assets or the Business for any period or portion thereof ending on or prior to the Effective Time and (ii) one-half of any Transfer Taxes;

(f) any Excluded Employee Liabilities;

(g) any Liabilities for Transaction Expenses;

(h) any Liabilities for (i) Losses relating to any Actions arising out of or relating to any period prior to the Closing and (ii) any fees, costs and expenses incurred in connection with any of the foregoing;

(i) except as otherwise provided in this Agreement or the Transaction Documents, any Liabilities for or in connection with (i) any products or services developed and available for sale, sold or provided by the Sellers or any of their Affiliates or (ii) any Works in Progress, in each case on or prior to the Closing Date, including product liability claims, intellectual property infringement claims or warranty, repair and other obligations; provided, however, that the Sellers shall not be responsible for any product liability claims or warranty or repair obligations for or in connection with any component that was a Work in Progress if and after such component ceases to be a Work in Progress;

(j) any Liabilities retained by the Sellers or their Affiliates under the Sublease;

(k) any other Liabilities arising out of, relating to or resulting from any current, former or prospective Business Service Provider with respect to his/her services or termination of services at or before the Closing (including as a result of the consummation of the Contemplated Transactions) with the Sellers or any of their Affiliates; and

(l) any Liabilities arising out of, relating to or resulting from Covered Claims.

Section 2.5 Consideration. In consideration for the sale of the Transferred Assets by the Sellers, at the Closing, the Purchaser shall assume the Assumed Liabilities and pay the Closing Purchase Price to the Sellers. The term “Closing Purchase Price” means: (i) $575,000,000 (the “Base Consideration”) adjusted at the Closing as follows: minus (ii) $34,500,000 (the “Escrow Amount”); plus (iii) the Adjustment Amount (if the Adjustment Amount is a positive number); minus (iv) the absolute value of the Adjustment Amount (if the Adjustment Amount is a negative number). The Closing Purchase Price payable at Closing shall be estimated in accordance with Section 2.6(a) and shall be subject to adjustment following the Closing pursuant to the other clauses of Section 2.6.

Section 2.6 Closing Purchase Price Estimate and Adjustment.

(a) Not fewer than five (5) Business Days prior to the Closing Date, the Parent Seller shall prepare and deliver to the Purchaser a certificate executed by an executive officer of the Parent Seller (the “Pre-Closing Statement”) setting forth the Sellers’ good faith estimates of (i) the Net Working Capital and the resulting Adjustment Amount and (ii) the resulting Closing Purchase Price calculated in accordance with Section 2.5, together with supporting documentation for such estimate and any additional information reasonably requested by the Purchaser. The Pre-Closing Statement shall be prepared in accordance with the Accounting Standards and in consultation with the Purchaser, and it shall be reasonably acceptable to the Purchaser.

(b) Not later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Parent Seller a certificate executed by an executive officer of the Purchaser (the “Closing Statement”) setting forth the Purchaser’s determination of (i) the Net Working Capital and the resulting Adjustment Amount and (ii) the resulting Closing Purchase Price calculated in accordance with Section 2.5. The Closing Statement shall be prepared in accordance with the Accounting Standards. Promptly following delivery of the Closing Statement, the Purchaser shall provide the Parent Seller with such supporting documentation as the Parent Seller may reasonably request.

(c) Within thirty (30) days after the Parent Seller’s receipt of the Closing Statement, the Parent Seller shall deliver to the Purchaser a written statement either accepting the Closing Statement or specifying any objections thereto. If the Parent Seller does not deliver any such written statement within such thirty (30) day period, then the Closing Statement shall become final and binding upon all parties. If the Parent Seller does deliver a written statement specifying objections within such period, then the parties shall negotiate in good faith for a period of thirty (30) days following the Purchaser’s receipt of such objections to resolve any such objections. If the parties are able to resolve the Parent Seller’s objections during such thirty (30) day period, then the Closing Statement, as revised in accordance with such resolution, shall become final and binding upon all parties. If the parties are not able to resolve such objections during such thirty (30) day period, then any remaining disputes shall be referred for resolution to KPMG LLP or, if KPMG LLP is not available for (or declines) such assignment, such other nationally recognized accounting firm upon which the Parent Seller and the Purchaser shall reasonably agree (the “Accounting Firm”). The Accounting Firm shall be instructed to resolve any such disputes within thirty (30) days after its appointment. The resolution of such disputes by the Accounting Firm shall be (i) set forth in writing, (ii) determined in accordance with this Agreement, (iii) within the range of dispute between the Purchaser and the Parent Seller, and (iv) binding upon all parties, absent manifest error. Upon delivery of such resolution by the Accounting Firm, the Closing Statement, as modified in accordance with such resolution, shall become final and binding upon all parties.

(d) The fees, costs and expenses of the Accounting Firm shall be allocated between the Purchaser, on the one hand, and the Parent Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Parent Seller claims the appropriate adjustments are $1,000 greater than the amount determined by the Purchaser and if the Accounting Firm ultimately resolves the dispute by awarding to the Sellers $300 of the $1,000 contested, then the fees, costs and expenses of arbitration will be allocated 30% (i.e., 300 ÷ 1,000) to the Purchaser and 70% (i.e., 700 ÷ 1,000) to the Parent Seller.

(e) As used herein “Final Closing Purchase Price” means (i) if the Parent Seller fails to deliver a written statement specifying objections in accordance with Section 2.6(c), the Closing Purchase Price as set forth in the Closing Statement or (ii) if the Parent Seller delivers a written statement of objection, the Closing Purchase Price mutually agreed by negotiation of the parties and/or by submission to the Accounting Firm as contemplated by Section 2.6(c), the Closing Purchase Price as so resolved.

(f) If the Final Closing Purchase Price is greater than the Closing Purchase Price paid at Closing, then the Purchaser shall promptly (but in any event within five (5) Business Days following the determination of the Final Closing Purchase Price) deliver to the Parent Seller, on behalf of the Sellers, such excess by wire transfer of immediately available funds to an account or accounts designated in writing by the Parent Seller. If the Final Closing Purchase Price is less than the Closing Purchase Price paid at Closing, then the Parent Seller shall promptly (but in any event within five (5) Business Days following determination of the Final Closing Purchase Price) deliver to the Purchaser, such shortfall by wire transfer of immediately available funds to one or more accounts designated by the Purchaser. All payments made pursuant to this Section 2.6 shall be treated by all parties for tax purposes as adjustments to the purchase price.

Section 2.7 Escrow Account. At the Closing, the Purchaser shall deposit, or shall cause to be deposited, with the Escrow Agent cash in the amount of the Escrow Amount, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent no fewer than two (2) Business Days prior to the Closing (the “Escrow Account”). The Escrow Account shall be used to satisfy claims of the Purchaser Indemnified Parties for indemnification pursuant to Article X made from and after Closing but on or before the applicable Expiration Date or claims pursuant to the Transition Services Agreement. Any funds in the Escrow Account not so used shall be distributed to the Parent Seller, on behalf of the Sellers, in accordance with the Escrow Agreement.

Section 2.8 Nonassignable Assets.

(a) Nothing in this Agreement nor the consummation of the Contemplated Transactions shall be construed as an attempt or agreement to assign or transfer any Transferred Asset to the Purchaser which by its terms or by any Law is not assignable or transferable without a consent or approval of any Governmental Authority or other third party or satisfaction of any other condition or is cancelable by a third party in the event of an assignment or transfer (a “Nonassignable Asset”), unless and until such consent or approval shall have been obtained or condition satisfied.

(b) The Sellers and the Purchaser shall each use commercially reasonable efforts to obtain as expeditiously as possible any consent or approval that may be required and to satisfy a condition necessary to the assignment or transfer of a Nonassignable Asset to the Purchaser.

(c) Unless and until any such consent or approval that may be required is obtained or condition satisfied, and provided payment of the Closing Purchase Price as adjusted pursuant to Section 2.6 herein has been made to Sellers without holdback or reduction for any consent of approval, to the extent permitted by applicable Law and by the terms of the applicable Nonassignable Asset, the Sellers and the Purchaser will cooperate and use commercially reasonable efforts to establish an arrangement reasonably satisfactory to the Purchaser under which the Purchaser would obtain the rights and benefits to, and assume the corresponding Assumed Liabilities relating to, such Nonassignable Asset (including by means of any subcontracting, sublicensing or subleasing arrangement) or under which the Sellers would enforce for the benefit of the Purchaser, in respect of such Nonassignable Asset, all rights and benefits of the Sellers against a third party thereto.

(d) If and when the applicable consents or approvals, the absence of which caused the deferral of transfer of any Nonassignable Asset pursuant to this Section 2.8, are obtained, the transfer of the applicable Nonassignable Asset to the Purchaser shall automatically and without further action or consideration be effected in accordance with the terms of this Agreement and the applicable Transaction Documents.

(e) A Nonassignable Asset shall also have been deemed to be effectively transferred to the Purchaser if it is a Transferred Contract that (i) has been replaced or superseded by a new Contract between the Purchaser and the counterparty to such Transferred Contract on substantially the same terms and conditions as such Transferred Contract, (ii) has been assigned in part to the Purchaser as a shared Contract in a manner reasonably acceptable to the Purchaser and the Sellers, or (iii) with respect to Transferred Contracts that the Purchaser cannot assume as a result of the Purchaser’s lack of Permits, the Purchaser has agreed to enter into an agreement with the Sellers as a distributor or supplier of the applicable Business Products (such agreement not to be unreasonably withheld by either the Purchaser or the Sellers).

ARTICLE III

THE CLOSING

Section 3.1 Closing; Closing Date. The closing of the purchase and sale of the Transferred Assets contemplated hereby (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, at 10:00 a.m. local time, on the later of (a) May 29, 2015 and (b) the second (2nd) Business Day after the date that all of the conditions to the Closing set forth in Articles VII and VIII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Parent Seller and the Purchaser may agree in writing; provided, that if the Marketing Period has not ended on the later of May 29, 2015 and at the time of the satisfaction or waiver of all of the conditions set forth in Articles VII and VIII (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the earlier of (i) a date during the Marketing Period specified by the Purchaser on not less than three (3) Business Days’ prior notice to the Parent Seller and (ii) the third (3rd) Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VII as of the date determined pursuant to this proviso). The date upon which the Closing occurs is referred to as the “Closing Date”.

Section 3.2 Transactions to be Effected at Closing. At the Closing, the following transactions shall be effected by the parties:

(a) The Sellers shall deliver to the Purchaser:

(i) a duly executed Escrow Agreement;

(ii) a duly executed transition services agreement in the form attached as Exhibit G hereto (the “Transition Services Agreement”);

(iii) a duly executed bill of sale and assignment and assumption agreement in the form attached as Exhibit H hereto (the “Bill of Sale and Assumption Agreement”), together with such other deeds, assignments and other transfer documents (the “Additional Transfer Documents”) reasonably requested by the Purchaser, to transfer title to the Purchaser, free and clear of any Liens, except for Permitted Liens, and pursuant to which the Purchaser shall assume the Assumed Liabilities in accordance with Section 2.3;

(iv) a duly executed assignment of each Transferred Lease in the form attached as Exhibit I hereto, which assignment shall also contain the Purchaser’s assumption of Assumed Liabilities to the extent related to the applicable Transferred Lease (the “Lease Assignment and Assumption Agreement”);

(v) stock certificates representing all of the Transferred Equity, together with duly executed stock powers or other instruments of transfer;

(vi) originals of all of the Transferred Books and Records, other than those whose delivery is postponed for purposes of the Transition Services Agreement;

(vii) a copy of each Required Consent in form and substance reasonably acceptable to the Purchaser;

(viii) a certificate of non-foreign status that complies with U.S. Treasury Regulations Section 1.1445-2(b)(2) from each Seller;

(ix) such properly completed certificates or other instruments as are necessary to claim available exemptions from the payment of Taxes under applicable Law;

(x) a certificate of the secretary of such Seller in form and substance reasonably acceptable to the Purchaser: (A) attaching a certificate of good standing of such Seller, issued within five (5) days of the Closing Date by the Secretary of State of the jurisdiction of such Seller’s organization; (B) attaching true, correct and complete copies of all resolutions of the board of directors of such Seller adopted in connection with this Agreement, the other Transaction Documents and the Contemplated Transactions; and (C) setting forth the incumbency of its officers who have executed and delivered this Agreement or any other Transaction Documents, including therein a signature specimen for each such officer;

(xi) Copyright assignment agreement, trademark assignment agreement and domain name assignment agreement in the forms attached as Exhibits J, K and L hereto (collectively, the “IP Assignment Agreements”);

(xii) duly executed Shared Intellectual Property License Agreements;

(xiii) duly executed Distribution and Reprint Rights Agreements;

(xiv) a duly executed sublease in the form attached as Exhibit M hereto for space located on the seventh (7th), eighth (8th), ninth (9th) and tenth (10th) floors of the building commonly known as 524 Broadway, New York, New York (the “Sublease”);

(xv) to the extent not previously executed and delivered, copies of each Transaction Document contemplated to be executed and delivered by the Sellers and their Affiliates at or prior to the Closing, duly executed by the applicable Seller or its Affiliate;

(xvi) evidence (in form and substance reasonably acceptable to the Purchaser) of the release of all Liens (other than Permitted Liens) on the Transferred Assets;

(xvii) copies of any required transfer tax forms or waiver forms duly executed and acknowledged;

(xviii) two (2) duly executed copies of the Section 338 Forms as required by Section 6.3(c)(ii); and

(xix) such other customary instruments of transfer, assumptions, filings or documents, in form and substance consistent with the provisions of this Agreement and otherwise reasonably satisfactory to the Purchaser, as may reasonably be required to give effect to this Agreement.

(b) The Purchaser shall:

(i) pay to the Parent Seller, for the benefit of the Sellers, by wire transfer of immediately available funds to a bank account designated in writing by the Parent Seller at least three (3) Business Days prior to the Closing Date, an amount equal to the Closing Purchase Price; and

(ii) deposit the Escrow Amount into the Escrow Account.

(c) The Purchaser shall deliver to the Sellers:

(i) a duly executed Escrow Agreement;

(ii) a duly executed Transition Services Agreement;

(iii) a duly executed Bill of Sale and Assumption Agreement and duly executed copies of each Additional Transfer Document requiring execution and delivery by the Purchaser;

(iv) duly executed Lease Assignment and Assumption Agreements;

(v) duly executed IP Assignment Agreements;

(vi) duly executed Shared Intellectual Property License Agreements;

(vii) duly executed Distribution and Reprint Rights Agreements;

(viii) a duly executed Sublease;

(ix) to the extent not previously executed and delivered, copies of each Transaction Document contemplated to be executed and delivered by the Purchaser and its Affiliates at or prior to the Closing, duly executed by the Purchaser or the applicable Affiliate;

(x) transfer tax forms, if required; and

(xi) such other customary instruments of transfer, assumptions, filings or documents, in form and substance consistent with the provisions of this Agreement and otherwise reasonably satisfactory to the Parent Seller, as may reasonably be required to give effect to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, represent and warrant to the Purchaser, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization. Each Seller and each Transferred Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the Laws of its jurisdiction of incorporation. Each Seller and each Transferred Subsidiary has the power and authority to own or lease its properties and assets and to conduct its business as it is now being conducted. Each Seller that owns the Transferred Assets or operates the Business and each Transferred Subsidiary is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of properties or assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified, individually or in the aggregate, has not been and would not reasonably be expected to result in a Material Adverse Effect. The Sellers have made available to the Purchaser true, correct and complete copies of the certificate of incorporation and bylaws of each Seller and each Transferred Subsidiary, each as in effect on the date hereof.

Section 4.2 Power and Authority. Each Seller has all requisite power and authority to (a) execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party and (b) consummate the Contemplated Transactions.

Section 4.3 Due Authorization. The execution and delivery by each Seller of this Agreement and each of the other Transaction Documents to which it is or will be a party, and the consummation of the Contemplated Transactions, have been duly and validly authorized and approved by all necessary corporate and stockholder action of such Seller and its Affiliates. No other action, proceeding, consent or authorization on the part of such Seller, its Affiliates or any of their respective stockholders is necessary to authorize (a) this Agreement or any of the other Transaction Documents to which such Seller is or will be a party or (b) any of the Contemplated Transactions.

Section 4.4 Enforceability. This Agreement and each of the other Transaction Documents to which any Seller is or will be a party have been (or, in the case of the Transaction Documents to be executed after the date hereof, will be) duly and validly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitute (or will constitute) legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 4.5 Capitalization.

(a) Schedule 4.5(a) of the Disclosure Letter sets forth a true, correct and complete list, with respect to each Transferred Subsidiary, of (i) the jurisdiction in which it is incorporated, (ii) the jurisdictions in which it is qualified to do business, (iii) its number of authorized shares of Capital Stock, (iv) the par value of its shares of Capital Stock, (v) its number of issued and outstanding shares of Capital Stock, and (vi) the beneficial and record owner of its issued and outstanding shares of Capital Stock. Neither of the Transferred Subsidiaries is a beneficial or record owner of Capital Stock of any Person.

(b) All of the Capital Stock of the Transferred Subsidiaries (i) was duly authorized for issuance, (ii) is validly issued, fully paid and non-assessable, and (iii) was not issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights. Except for the shares of Capital Stock set forth in Schedule 4.5(a) of the Disclosure Letter, there is no authorized, issued or outstanding Capital Stock of any Transferred Subsidiary. No Seller or Transferred Subsidiary is party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Capital Stock of any Transferred Subsidiary, other than this Agreement and the other Transaction Documents. There are no preemptive rights, rights of first offer, rights of first refusal, subscriptions, stock appreciation rights, phantom stock rights, profit participation rights, redemption rights, repurchase rights, or other agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of any Transferred Subsidiary other than this Agreement and the other Transaction Documents.

(c) No Transferred Subsidiary has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Subsidiary on any matter.

(d) Scholastic Inc. is the beneficial and record owner of all of the Transferred Equity, free and clear of any Liens, other than restrictions under applicable securities Laws, and has full power and authority to sell, convey, assign, transfer and deliver the Transferred Equity free and clear of any Liens. At the Closing, Scholastic Inc. will sell, convey, assign, transfer and deliver to the Purchaser good and transferable title to the Transferred Equity free and clear of any Liens, other than restrictions under applicable securities Laws.

Section 4.6 No Conflict. Assuming that all consents (including all third party consents) have been obtained and all notices and filings described in Section 4.7 have been made, and except as may result from any facts or circumstances relating solely to the Purchaser or except as set forth on Schedule 4.6 of the Disclosure Letter, the execution and delivery by each Seller of this Agreement and each of the other Transaction Documents to which it is or will be a party and the consummation of the Contemplated Transactions do not and will not: (a) violate, conflict with, result in a default under, result in a material breach of, or constitute an event which, after notice or lapse of time or both, would result in a violation, default under or material breach of, any Transferred Contract or Transferred Lease; (b) accelerate any material right, benefit or obligation under any Transferred Contract or Transferred Lease; (c) result in the termination or material amendment of, or give any Person the right to terminate or materially amend any Transferred Contract or Transferred Lease; (d) violate or conflict with any Law or Order binding upon or applicable to such Seller, its Affiliates, the Transferred Assets or the Business; (e) violate or conflict with the certificate of incorporation or bylaws of such Seller or its Affiliates, or (f) result in the creation or imposition of any material Lien, with or without notice or lapse of time or both, on any Transferred Assets or any properties or assets of the Business.

Section 4.7 No Consents Required. No notice to or consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of any Seller or any of its Affiliates with respect to the execution or delivery of this Agreement or any of the other Transaction Documents to which such Seller is or will be a party or the consummation of the Contemplated Transactions, except (a) for applicable requirements of the HSR Act, (b) as may be required as a result of any facts or circumstances relating solely to the Purchaser, (c) as otherwise set forth on Schedule 4.7 of the Disclosure Letter, or (d) to the extent that the failure to make or obtain any such notice, consent, approval, authorization, designation, declaration or filing would not be material.

Section 4.8 No Actions. Except as set forth on Schedule 4.8 of the Disclosure Letter, (a) there are no pending or, to the Knowledge of the Sellers, threatened material Actions relating to the Business, the Transferred Subsidiaries or Transferred Assets, and (b) there are no pending or, to the Knowledge of the Sellers, threatened investigations or inquiries by or before any Governmental Authority relating to the Business, the Transferred Subsidiaries or Transferred Assets. There is no Action pending or, to the Knowledge of the Sellers, threatened against or involving the Business, the Sellers, the Transferred Subsidiaries or the Transferred Assets that would reasonably be expected to prevent or materially delay the ability of the Sellers to consummate the Contemplated Transactions.

Section 4.9 No Orders. There is no outstanding Order against or involving any of the Sellers or their Affiliates that (a) would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions or (b) is Related to the Business.

Section 4.10 Financial Statements.

(a) Except as set forth on Schedule 4.10(a)(i) of the Disclosure Letter, Schedule 4.10(a)(ii) of the Disclosure Letter sets forth a true, correct and complete copy of each of: (i) the unaudited consolidated balance sheet of the Business as of February 28, 2015 (the “Latest Balance Sheet”) and the related statements of income and cash flows of the Business for the nine (9)-month period then ended (together with the Latest Balance Sheet, the “Interim Financial Statements”); and (ii) the audited consolidated balance sheets of the Business as of May 31, 2014, May 31, 2013 and May 31, 2012 and the related statements of income and cash flows of the Business for the fiscal years ended May 31, 2014, May 31, 2013 and May 31, 2012 (the “Audited Financial Statements” and, together with the Interim Financial Statements, the “Financial Statements”).

(b) Except as set forth on Schedule 4.10(a)(i) of the Disclosure Letter, the Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated and present fairly in all material respects the financial condition and results of operations of the Business as of the dates and for the periods referred to therein, subject in the case of the Interim Financial Statements to the absence of footnote disclosures and normal year-end adjustments which, individually or in the aggregate, are not and would not reasonably be expected to be material.

(c) The accounting controls of the Sellers and their Affiliates have been and are sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization and (ii) all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP and to maintain proper accountability for items.

Section 4.11 No Undisclosed Liabilities. Except as set forth on Schedule 4.11 of the Disclosure Letter or as specifically disclosed in the Audited

Financial Statements, there are no Liabilities of the Business constituting Assumed Liabilities, other than (a) Liabilities incurred in the ordinary course of business consistent with past practice since May 31, 2014, (b) Liabilities relating to future performance under the Transferred Contracts and the Transferred Leases, and (c) other Liabilities that have not been and would not reasonably be expected to be material to the Business.

Section 4.12 Absence of Certain Developments. Since May 31, 2014, (a) the Sellers and their Affiliates have conducted the Business and operated the properties and assets that are Related to the Business in the ordinary course of business consistent with past practice, and (b) there has not been any Material Adverse Effect or any event, change, circumstance or effect that would reasonably be expected to have any Material Adverse Effect.

Section 4.13 Taxes. Except as set forth on Schedule 4.13 of the Disclosure Letter:

(a) All income and other material Tax Returns, other than the Consolidated Tax Returns, required to be filed by or with respect to any of the Transferred Subsidiaries or the Business on or before the date of this Agreement have been timely filed (taking into account any applicable extensions). All such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.

(b) All material Taxes due and payable by, or with respect to, the Transferred Subsidiaries or the Business other than Consolidated Taxes have been timely paid, except for Taxes contested in good faith through appropriate proceedings and for which appropriate provision has been made in the Financial Statements in accordance with GAAP.

(c) Other than Liens for payroll taxes that are not material, there are no Liens for Taxes upon any of the Transferred Assets or the properties or assets of any of the Transferred Subsidiaries, nor is any Governmental Authority in the process of imposing, or has threatened to impose, any Lien for Taxes on any of the Transferred Assets or the properties or assets of any of the Transferred Subsidiaries, other than (i) Liens for Taxes that are not yet due and payable or (ii) Liens for Taxes the validity or amount of which is being contested by the Sellers in good faith by appropriate action and for which appropriate provision has been made in the Financial Statements in accordance with GAAP.

(d) No Action by any Governmental Authority is pending or threatened with respect to any Taxes due from or with respect to any of the Transferred Subsidiaries or the Business. No claim has been made within the last three (3) years by any Governmental Authority in a jurisdiction where any Transferred Subsidiary does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction.

(e) The Sellers have made available to the Purchaser true, correct and complete copies of all Tax Returns of the Transferred Subsidiaries for the

prior three (3) taxable years (which, for the avoidance of doubt, shall not include the Consolidated Tax Return of the Parent Seller). The Sellers have made available to the Purchaser true, correct and complete copies of all Tax audit reports and other notices of deficiencies and examination reports of the Transferred Subsidiaries or directly related to the Business (other than the Consolidated Tax Returns) that have been issued with respect to the previous three (3) taxable years.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any of the Transferred Subsidiaries. No request for any such waiver or extension is currently pending.

(g) The Transferred Subsidiaries have each (i) withheld from their respective employees, independent contractors, creditors, stockholders and third parties and timely paid to the appropriate taxing authority proper and accurate amounts, in all material respects, for all taxable periods, or portions thereof, ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws, and (ii) complied in all material respects with all withholding Tax information reporting provisions of all applicable Laws.

(h) No Transferred Subsidiary has participated in a “listed transaction,” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(i) None of the Transferred Assets (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect immediately prior to the enactment of the Tax Reform Act of 1986, or (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code.

(j) No Transferred Subsidiary (i) is or has been in the past six (6) years a member of any affiliated group that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return (other than the group of which the Parent Seller is the common parent), (ii) has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 or Treasury Regulation Section 1.1502-78 (or, in each case, any comparable provision of applicable Law), other than such liability for the group of which the Parent Seller is the common parent, or (iii) has any liability for Taxes of any other Person as a transferee or successor, or by Contract or otherwise.

(k) None of the Transferred Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that was realized for Tax purposes or recognized for financial reporting purposes in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code or comparable provisions of state, local or foreign Tax Law.

(l) No Seller, nor any Affiliate thereof, has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(m) Any adjustment of Taxes of any of the Transferred Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local or foreign Governmental Authorities, has been so reported.

(n) The Parent Seller (or one of its Affiliates) is eligible to make the Section 338(h)(10) Elections with respect to each of the Transferred Subsidiaries. Each Transferred Subsidiary is treated as a corporation for U.S. federal income tax purposes.

Section 4.14 Contracts.

(a) Schedule 4.14(a) of the Disclosure Letter sets forth a correct and complete list of all Material Contracts in effect as of the date hereof (except as otherwise indicated on Schedule 4.14(a) of the Disclosure Letter); provided, however, that with respect to IP Licenses or royalty agreements, only those IP Licenses or other agreements that generate royalties or other compensation or require the payment of a royalty or other fee in an amount equal to or greater than $50,000 on an annual basis are required to be set forth on Schedule 4.14(a) of the Disclosure Letter and, provided, further, that all Material Contracts relating to the payment of royalties set forth on Schedule 4.14(a) of the Disclosure Letter shall be with respect to each one (1) year period ended December 31, 2013 and December 31, 2014. “Material Contracts” means any Contracts to which any Seller or any of its Affiliates is a party that is Related to the Business or by which any of the Transferred Assets are bound and which fall within any one or more of the following categories:

(i) each Contract that involved invoiced amounts of more than $250,000 in the fiscal year ended May 31, 2014 or the nine (9) month period ended February 28, 2015 for goods and services furnished by any Seller or any of its Affiliates in connection with the Business (other than customer purchase orders that do not individually exceed $500,000 issued and accepted in the ordinary course of business);

(ii) each Contract that involved aggregate payments or consideration of more than $250,000 in the fiscal year ended May 31, 2014 or the nine (9) month period ended February 28, 2015 for goods and services furnished to any Seller or any of its Affiliates in connection with the Business;

(iii) each Contract relating to Indebtedness of any Seller or any of its Affiliates secured by any of the Transferred Assets or any assets or properties of the Transferred Subsidiaries or relating to mortgaging, pledging or otherwise placing a Lien on any of the Transferred Assets or any properties or assets of the Transferred Subsidiaries;

(iv) each Contract evidencing the leasing of any leasehold or other interest in any personal property that is Related to the Business (except for personal property leases and installment and conditional sale agreements having a value per item or aggregate payments of less than $50,000 per year);

(v) each Contract under which the Purchaser or any of its Affiliates (including the Transferred Subsidiaries) would be obligated to make a change-in-control payment with respect to the Transferred Assets by reason of this Agreement, any of the other Transaction Document or any of the Contemplated Transactions;

(vi) each Contract under which any Seller or any of its Affiliates has advanced or loaned an amount to any Person Related to the Business, other than trade credit in the ordinary course of business consistent with past practice;

(vii) each joint venture Contract, partnership agreement, limited liability company agreement and other Contract involving a sharing of profits, losses, assets or liabilities with any other Person that is Related to the Business and as to which there remain material outstanding obligations;

(viii) each employment, severance, retention, noncompetition or separation Contract as to which there are any material obligations outstanding with any current Business Employee or any individual who has been made (and is considering) an offer to become a Business Employee;

(ix) each Contract with any labor union or association with respect to which the Sellers or their Affiliates have any Liability with respect to Business Employees;

(x) each Contract which (A) purports to limit or restrict the ability of the Business to enter into or engage in any geographic location, market or line of business, (B) provides for “most favored” terms (other than Contracts with customers that provide for “most favored” terms pursuant to applicable local, state or federal Law requirements), or (C) purports to establish an exclusive sale or purchase obligation with respect to any product, service, source or any geographic location;

(xi) each Contract with (A) any current or former officer, director or Affiliate of any Seller or any of its Affiliates, (B) any family member of any of the foregoing, or (C) any Affiliate of any such family member and as to which there remain material outstanding obligations;

(xii) each Contract for the sale or acquisition of any of the properties, assets, Capital Stock or businesses of any Seller or any of its Affiliates that are Related to the Business (other than, in the case of sales of assets, in the ordinary course of business consistent with past practice) within the last five (5) years from the date hereof, pursuant to which there are any material outstanding obligations;

(xiii) each IP License or royalty agreement;

(xiv) each Contract for capital expenditures (excluding pre-publication expenditures) that are Related to the Business involving payments of more than $100,000 in the aggregate, in each case under which there are material outstanding obligations;

(xv) each Contract for pre-publication expenses that are Related to the Business involving payments of more than $100,000 in the aggregate, in each case under which there are material outstanding obligations;

(xvi) each Contract entered into in the past three (3) years involving any resolution or settlement of any actual or threatened Action that is Related to the Business with a cost to the Business of more than $100,000 or which imposes continuing obligations on the Business or any Transferred Subsidiary (other than solely in respect of any Excluded Assets);

(xvii) each Contract that is Related to the Business under which any Seller or any of its Affiliates has continuing material indemnification obligations to any Person, other than any of such indemnification obligations incurred in the ordinary course of business;

(xviii) each other Contract (or group of related Contracts) that is Related to the Business, the performance of which requires aggregate payments to or from any Seller or any of its Affiliates in excess of $250,000 per year that is not terminable with less than sixty (60) days’ notice; and

(xix) each other Contract (A) on which the Business is materially dependent, (B) which materially restricts the operation of the Business, or (C) which is otherwise material to the conduct of the Business, other than those solely relating to the Excluded Assets.

(b) The Purchaser has been given access to a true, correct and complete copy of all written Material Contracts other than enterprise-wide vendor agreements which do not constitute, in whole or in part, the Transferred Contracts. To the Knowledge of the Sellers, there are no oral Material Contracts.

(c) Each Material Contract is a valid and binding obligation of the applicable Seller or its Affiliate, is in full force and effect, and is enforceable against such Seller or its Affiliate, and, to the Knowledge of the Sellers, the other parties thereto, subject to the Enforceability Exceptions. To the Knowledge of the Sellers, (i) no Seller nor any of its Affiliates is in material violation of, material default under or material breach of any Material Contract, (ii) none of the other parties to any Material Contract is in material violation of, material default under or material breach of such Material Contract, and (iii) no event has occurred which, with notice or lapse of time or both, would constitute a material violation of, material default under or material breach of any Material Contract by any Seller or any of its Affiliates, or any of the other parties thereto.

Section 4.15 Customers, Vendors, Distributors and Authors.

(a) Schedule 4.15(a) of the Disclosure Letter sets forth a correct and complete list, for the twelve (12) months ended May 31, 2014 and the nine (9) months ended February 28, 2015, respectively (determined on the basis of the total dollar amounts of purchases, cost allocations to the Business or compensation, as the case may be), of (i) the twenty-five (25) largest customers of Business Products, (ii) the twenty-five (25) largest vendors of goods and services to the Business, and (iii) the twenty-five (25) highest compensated authors of the Business based on royalties; provided, however, that the twenty-five (25) highest compensated authors of the Business included on Schedule 4.15(a) of the Disclosure Letter shall be for the calendar years ended December 31, 2013 and December 31, 2014.

(b) Except as set forth on Schedule 4.15(b) of the Disclosure Letter, during the last twelve (12) months, (i) no Person set forth on Schedule 4.15(a) of the Disclosure Letter has cancelled or otherwise terminated, or to the Knowledge of the Sellers, intends to cancel or otherwise terminate, the relationship of such Person with the Business, and (ii) no Person set forth on Schedule 4.15(a) of the Disclosure Letter has decreased materially or threatened to decrease materially or, to the Knowledge of the Sellers, intends to decrease materially its purchases from, or services or supplies to, the Business.

Section 4.16 Intellectual Property.

(a) Except as disclosed on Schedule 4.16(a) of the Disclosure Letter, all Business Intellectual Property is either owned by the Sellers or the Transferred Subsidiaries (the “Owned Intellectual Property”) or used by the Sellers or the Transferred Subsidiaries pursuant to a valid Contract, permission, release or other right (the “Licensed Intellectual Property”). The Sellers and the Transferred Subsidiaries have taken all commercially reasonable precautions to maintain and protect the secrecy and confidentiality of the trade secrets and the confidential information of the Business consistent with industry practice for a business of this type.

(b) Schedule 4.16(b) of the Disclosure Letter sets forth a true, correct and complete list of (i) all Trademarks included in the Owned Intellectual Property that are registered or the subject of a pending application, (ii) all material copyrights included in the Owned Intellectual Property that are registered or the subject of a pending registration, and (iii) all material unregistered Trademarks. All of the registrations and applications set forth on Schedule 4.16(b) of the Disclosure Letter are valid, subsisting, in full force and effect, and have not been cancelled, expired, abandoned or otherwise terminated, and payment of all renewal and maintenance fees in respect thereof, and all filings related thereto, have been duly made. The Sellers and the Transferred Subsidiaries own and possess all right, title and interest in and to each item of Owned Intellectual Property, free and clear of all Liens, except for IP Licenses and Permitted Liens. Except as set forth on Schedule 4.16(b) of the Disclosure Letter, there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Owned Intellectual Property within ninety (90) days after the date of this Agreement.

(c) Except as set forth on Schedule 4.16(c) of the Disclosure Letter, the conduct of the Business (including the use of the Shared Intellectual Property) does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person. Except as set forth on Schedule 4.16(c) of the Disclosure Letter, there is no Action pending or threatened in writing alleging any such infringement or violation or challenging any rights of the Sellers or the Transferred Subsidiaries in or to any Business Intellectual Property and, to the Knowledge of the Sellers, there is no existing fact or circumstance that would be reasonably expected to give rise to any such Action. To the Knowledge of the Sellers, no Person is infringing or otherwise violating any material Owned Intellectual Property or any rights of the Sellers or the Transferred Subsidiaries in any Licensed Intellectual Property.

(d) At no time during the conception or reduction to practice of any of the material Owned Intellectual Property was any developer, inventor or other contributor to such Business Intellectual Property operating under any grants from any Governmental Authority.

(e) Except as set forth on Schedule 4.16(e) of the Disclosure Letter, none of the Owned Intellectual Property that is a Transferred Asset is currently or was in the past distributed or used with any Public Software in a manner that would require that any material Owned Intellectual Property be dedicated to the public domain, disclosed, distributed in source code form or made available at no charge as a result of the execution, delivery or performance of the Transaction Documents and the consummation of the Contemplated Transactions.

(f) Except as set forth on Schedule 4.16(f) of the Disclosure Letter, all Software incorporated into the Business Products being sold as of the date hereof (i) performs in material conformance with its documentation, (ii) is free from any material software defect, and (iii) in the time period during which any Seller or Transferred Subsidiary has used the Software in such Business Product, has not exhibited any virus, malicious code, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Business Product.

(g) Each of the Seller and the Transferred Subsidiaries has a public or school facing privacy policy (each, a “Privacy Policy”) regarding the collection and use of Personal Data in connection with the Business. Prior to the date hereof, the Seller has provided true, correct and complete copies to the Purchaser of each Privacy Policy as it currently exists and has existed in the past five (5) years during which time Personal Data was collected by or obtained by the Seller or the Transferred Subsidiaries in connection with the Business, and each such Privacy Policy is or was, as applicable, in substantial compliance with all applicable Privacy Laws. Each of the Seller and the Transferred Subsidiaries is currently in substantial compliance with (i) its respective Privacy Policy, and was at all times during which it collected or obtained Personal Data, in compliance with the applicable Privacy Policy then in effect, (ii) the requirements of applicable Privacy Laws concerning the collection, storage, processing, use and transfer of Personal Data, including FERPA, and (iii) all third party privacy and data protection policies and Contracts to which the Seller or the Transferred Subsidiary is bound in respect of the Business or that apply to the Personal Data provided to, or processed or otherwise used by, such Seller or Transferred Subsidiary in connection with the Business and no Seller or Transferred Subsidiary has actual knowledge of having breached any such policy or Contract.

(h) The Sellers and the Transferred Subsidiaries have taken commercially reasonable steps consistent with industry practice to protect Personal Data against loss, misuse and unauthorized access.

(i) The execution, delivery and performance of the Transaction Documents and the consummation of the Contemplated Transactions do not violate the terms of the Seller’s Privacy Policies as they currently exist or any applicable Privacy Laws or Laws concerning the collection, storage, processing, use and transfer of Personal Data. No Action is pending or, to the Knowledge of Sellers, threatened against any Seller or any of its Affiliates relating to the collection or use of Personal Data.

(j) The Sellers and the Transferred Subsidiaries are in actual possession and control of the source code owned by the Sellers and the Transferred Subsidiaries for each material current version of the Business Products, as well as all notes, documentation and know-how related thereto, to the extent required for use, distribution, maintenance and support of such Business Products. No Person other than the Sellers and the Transferred Subsidiaries and their employees, consultants, contractors and Software developers enjoys or has possession of or access to the source code owned by the Sellers and the Transferred Subsidiaries included in any Business Product or will be entitled to obtain possession thereof or access thereto as a result of the execution, delivery and performance of the Transaction Documents and the consummation of any of the Contemplated Transactions.

Section 4.17 Title to Properties.

(a) Except for assets disposed of in the ordinary course of business since November 30, 2014, the Sellers and the Transferred Subsidiaries own good, marketable and transferrable title to, or hold pursuant to valid and enforceable leases, all of the personal property shown to be owned or leased by the Business on the Latest Balance Sheet, in each case free and clear of all Liens other than Permitted Liens. The Sellers and the Transferred Subsidiaries own, or otherwise have valid and legally enforceable rights to use, all of the Transferred Assets.

(b) Schedule 4.17(b) of the Disclosure Letter sets forth a true, correct and complete list of all Transferred Leases and a description of the premises demised under each of the Transferred Leases (the “Leased Real Property”). The Transferred Leases are valid, binding and in full force and effect subject to Enforceability Exceptions, and the applicable Seller or Transferred Subsidiary holds a valid and existing leasehold interest under each such Transferred Lease, free and clear of all Liens other than Permitted Liens. The Sellers have made available to the Purchaser correct and complete copies of all the Transferred Leases as in effect on the date of this Agreement. Neither the applicable Seller or Transferred Subsidiary, nor, to the Knowledge of the Sellers, the landlord under any Transferred Lease is in breach or default in any material respect thereunder (and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material breach or material default). None of the Sellers or the Transferred Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof.

(c) The Sellers and the Transferred Subsidiaries do not own any real property that is included in the Transferred Assets.

(d) There is no pending or, to the Knowledge of the Sellers, threatened or contemplated appropriation, condemnation or like proceeding materially affecting the Leased Real Property or any part thereof, or any sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy or value thereof.

(e) To the Knowledge of the Sellers, the use of the Leased Real Property, or any portion thereof and the improvements erected thereon, does not, in any material respect, violate or conflict with any covenants, conditions or restrictions applicable thereto.

Section 4.18 Tangible Property. The Business Tangible Property is in good operating condition and repair, except for reasonable wear and tear not caused by neglect, and is suitable for its intended use. During the past two (2) years, there has not been any material interruption of the operations of the Business due to inadequate maintenance of the Business Tangible Property.

Section 4.19 Employee Benefit Plans.

(a) Schedule 4.19(a) of the Disclosure Letter sets forth a true, correct and complete list of each Benefit Plan. None of the Transferred Subsidiaries is the sponsor of a Benefit Plan.

(b) With respect to any Benefit Plan that is a “group health plan” within the meaning of Section 607 of ERISA and that is subject to Section 4980B of the Code, the Sellers have complied in all material respects with the continuation coverage requirements of the Code and ERISA with respect to the Business Employees (and their eligible dependents). Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is a prototype plan that is the subject of a favorable opinion letter issued by the IRS, in each case, to the effect that the Benefit Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Sellers, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification. No Liability under Title IV of ERISA has been incurred by any Sellers or any of their ERISA Affiliates that has not been satisfied in full (other than with respect to amounts not yet due). Except as set forth on Schedule 4.19(b) of the Disclosure Letter, each Benefit Plan has been operated and administered in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws.

(c) With respect to each Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA, to the Knowledge of the Sellers, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the Department of Labor or any other Governmental Authority, or to the participants or beneficiaries of such Benefit Plan, have been filed or furnished on a timely basis with respect to the Business Employees.

(d) None of the Business Service Providers participates or is eligible to participate in any Employee Benefit Plan that is maintained, sponsored, contributed to or required to be contributed to by the Sellers or their Affiliates or with respect to which the Sellers or their Affiliates have or could reasonably be expected to have any Liability.

(e) Each Business Employee who participates in a defined benefit pension plan of any Seller or its Affiliates is fully vested in his or her accrued benefits.

(f) As of the date of this Agreement, since December 1, 2014, other than as set forth on Schedule 4.19(f) of the Disclosure Letter, no Business Employee, at the senior management level or above, has given notice to any of the Sellers or their Affiliates that such Business Employee intends to terminate his or her employment with the Sellers or their Affiliates.

(g) Except as set forth on Schedule 4.19(g)(i) of the Disclosure Letter, none of the Benefit Plans is subject to Title IV of ERISA. Except as set forth on Schedule 4.19(g)(ii) of the Disclosure Letter, no Seller, nor any of its ERISA Affiliates, has incurred any current or projected Liability in respect of post-employment health, medical or life insurance benefits for any current or former Business Employee, except as may be required under COBRA, and at the sole expense of the current or former Business Employee. Except as set forth on Schedule 4.19(g)(iii) of the Disclosure Letter, no Seller nor any ERISA Affiliate of such Seller contributes to, or has in the past six (6) years sponsored, maintained, contributed to or had any Liability in respect of, any defined benefit pension plan (as defined in Section 3(35) of ERISA) or plan subject to Section 412 of the Code or Section 302 of ERISA or any “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA. No Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA and no Seller, nor any ERISA Affiliate of a Seller, has at any time sponsored or contributed to, or had any Liability in respect of, any such multiemployer plan. None of the Sellers, any of their Affiliates or any Benefit Plan has engaged in any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) which could reasonably be expected to be material to the Business taken as a whole.

(h) Except as set forth on Schedule 4.19(h) of the Disclosure Letter, no Action with respect to any Benefit Plan (other than routine claims for benefits) that, individually or in the aggregate, would reasonably be expected to result in material liability in respect of the Business Employees to any Seller, any of its Affiliates or any Transferred Subsidiary is pending or, to the Knowledge of the Sellers, threatened. To the Knowledge of the Sellers, no event has occurred and no condition exists that would, either directly or by reason of any Seller’s affiliation with any ERISA Affiliates, subject any Seller or any of its Affiliates to any material Tax, fine, Lien, penalty or other Liability imposed by ERISA, the Code or other applicable Laws in respect of the Business Employees.

(i) Except as set forth on Schedule 4.19(i) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will cause or result in (either alone or in combination with another event): (i) the acceleration of vesting in, or timing of payment of, any compensation or benefits for Business Employees under any Benefit Plan or otherwise materially accelerate or increase any obligation under any Benefit Plan in respect of the Business Employees; (ii) severance pay or any increase in severance pay upon any termination of employment by a Business Employee after the date of this Agreement; (iii) any payment, compensation or benefit becoming due, or increase in the amount of any payment, compensation or benefit due, to any current or former Business Employee or Business Service Provider; or (iv) any limitation or restriction on the right of any Seller or any of its Affiliates to merge, amend or terminate any of the Benefit Plans.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions (either alone or in combination with another event) will result in any payment or deemed payment (whether in cash, property, the vesting of property or otherwise) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Business Employee or Business Service Provider is entitled to receive any additional payment (including any tax gross-up or other payment) from any Seller or any of its Affiliates as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(k) With respect to each material Benefit Plan, the Sellers have made available to the Purchaser true, correct and complete copies of (to the extent applicable): (i) the plan documents (including any amendments thereto) and summary plan descriptions or written summary of material terms of any unwritten plan; (ii) the most recent annual reports (Form 5500 series) and actuarial valuation reports; and (iii) the most recent determination letter received from the IRS.

Section 4.20 Employees.

(a) Schedule 4.20(a) of the Disclosure Letter sets forth a true, correct and complete list setting forth the name, position, job location, salary or wage rate, commission status, bonus opportunity, date of hire, legal employer, full or part-time, “exempt” or “non-exempt,” and active or leave status, for each Business Employee.

(b) Schedule 4.20(b) of the Disclosure Letter sets forth a true, correct and complete list of the function or services provided and compensation paid in fiscal year ended May 31, 2014 and fiscal year ending May 31, 2015 (through April 1, 2015), to the ICLE Business Service Providers.

(c) To the Knowledge of the Sellers, a properly completed Form I-9 is on file with respect to each Business Employee and the Sellers and their respective Affiliates have complied in all material respects with applicable immigration Laws for all Business Employees and, to the Knowledge of the Sellers, there is no basis for any claims that the Sellers or their respective Affiliates are not in all material respects in compliance with the terms thereof.

Section 4.21 Labor Matters. None of the Sellers or Transferred Subsidiaries has experienced any strike, stoppage, slowdown, material employee disruption, material grievance, claim of unfair labor practices, or other collective bargaining dispute with respect to the Business Employees within the past five (5) years. None of the Sellers or Transferred Subsidiaries has committed any material unfair labor practice. To the Knowledge of the Sellers, no organizational effort is presently being made or threatened by or on behalf of any labor union or other organized labor with respect to the Business Employees. None of the Sellers nor any of their Affiliates has received any written notification of, nor, to the Knowledge of the Sellers, are there pending or threatened, any material grievances, complaints or charges that have been filed against any Seller or any of its Affiliates under any dispute resolution procedure (including any proceedings under any dispute resolution procedure under any collective bargaining agreement) with respect to the Business Employees that have not been dismissed. None of the Sellers nor any of their Affiliates is, or has been, in material violation of any Laws relating to terms and conditions of employment, labor relations, wages and hours, equal employment opportunities, fair employment practices, immigration, and occupational health and safety with respect to the Business Employees. No collective bargaining agreements are in effect or are currently being negotiated by any Seller or any of its Affiliates with respect to the Business Employees. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to any Seller or any of its Affiliates within the past six (6) months. None of the Sellers nor any of their Affiliates has incurred any Liability under WARN, or any similar foreign, state or local Laws, that remains unsatisfied with respect to the Business Employees. Schedule 4.21 of the Disclosure Letter sets forth a correct and complete list of all Business Employees whose employment was terminated by the Sellers or any of their Affiliates in the ninety (90) day period prior to the date hereof and each such employee’s work location.

Section 4.22 Insurance. Schedule 4.22 of the Disclosure Letter sets forth a correct and complete list (specifying the insurer, specifying each pending claim thereunder relating to the Business, and setting forth the aggregate amount paid under each such policy relating to the Business since January 1, 2014) of all policies or binders of fire, casualty, liability, product liability, umbrella liability, real and personal property, workmen’s compensation, vehicular or other insurance held by or on behalf of any Seller or any of its Affiliates with respect to the Business. None of the Sellers nor any of their Affiliates has received any notice of cancellation or nonrenewal of any such policy or binder. To the Knowledge of the Sellers, there is no material inaccuracy in any application for such policies or binders or any failure to pay premiums when due that may form the basis for termination of any such insurance.

Section 4.23 Compliance with Laws. Since May 31, 2011, the Business has been operated in compliance with all applicable Laws, except where the failure to comply, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business. Since May 31, 2011, none of the Sellers or the Transferred Subsidiaries has received written notice from any Governmental Authority that such Person is not in compliance with any applicable Laws in respect of the operation of the Business, except for such non-compliance as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business.

Section 4.24 Environmental. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since May 31, 2011 the Sellers and the Transferred Subsidiaries have operated the Business in compliance with all applicable Environmental Laws. There are no Actions or notices of violation pending, issued or, to the Knowledge of the Sellers, threatened against any Transferred Subsidiary or relating to the Business alleging any material violations of or material Liabilities under any Environmental Law. None of the Sellers or the Transferred Subsidiaries has entered into or agreed to any Order currently in effect with respect to the Business relating to compliance with or Liability under any Environmental Laws.

Section 4.25 Permits. Except as set forth on Schedule 4.25(i) of the Disclosure Letter, the Sellers and the Transferred Subsidiaries have obtained all material Permits necessary to permit the Sellers and the Transferred Subsidiaries to own, operate and use the Transferred Assets in the manner in which they are now operated and used and to conduct the Business as currently conducted (the “Business Permits”). Schedule 4.25(ii) of the Disclosure Letter sets forth a true, correct and complete list of all Business Permits. Each Business Permit is valid and in full force and effect, except to the extent the failure of any such Business Permit to be valid and in full force and effect, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business. There is no Action pending or, to the Knowledge of the Sellers, threatened that could result in the termination, revocation, suspension or restriction of any Business Permit or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Business Permit, except to the extent the termination, revocation, suspension or restriction of any Business Permit or the imposition of any fine, penalty or other sanctions, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business.

Section 4.26 Accounts Receivable. All of the outstanding accounts receivable shown on the Financial Statements constituting Transferred Assets (the “Accounts Receivable”) have been valued in accordance with GAAP and represent, as of the respective dates thereof, valid obligations arising from sales actually made or services actually performed, in each case, in the ordinary course of business consistent with past practice. All of the outstanding Accounts Receivable that are reasonably expected to be uncollectible have been reserved against on the Financial Statements in accordance with GAAP. Since December 1, 2014, none of the Sellers or Transferred Subsidiaries has canceled, or agreed to cancel, in whole or in part, any Accounts Receivable except in the ordinary course of business consistent with past practice.

Section 4.27 Business Inventory. All of the Business Inventory constituting Transferred Assets reflected on the Financial Statements consists of a quality and quantity usable in the Business consistent with past management practices and has been valued in accordance with GAAP. All of the Business Inventory deemed obsolete, excessive or below-standard quality has been reserved against, written off or written down to net realizable value on the Financial Statements and valued in accordance with GAAP.

Section 4.28 Affiliate Transactions. Except for this Agreement and the Transaction Documents, and except as set forth on Schedule 4.28 of the Disclosure Letter, from and after the Closing, none of the Purchaser or any of its Affiliates shall be bound by any Intercompany Agreement relating to the Business nor will any of the Transferred Assets and any of the properties and assets of the Transferred Subsidiaries be subject to any Lien in favor of, (a) any Seller or any of its Affiliates, (b) any family member of any Person who controls any of the foregoing, or (c) any Affiliate of any such family member.

Section 4.29 Sufficiency of Assets. Except as set forth on Schedule 4.29 of the Disclosure Letter and except for those services and rights granted to the Purchaser pursuant to the Transition Services Agreement, the Distribution and Reprint Rights Agreements and the Shared Intellectual Property License Agreements, the Transferred Assets: (a) constitute all of the properties, assets and rights (including Intellectual Property) necessary to conduct and operate in all material respects the Business in substantially the same manner as conducted by the Sellers prior to the Closing; and (b) constitute all of the properties, assets and rights (including Intellectual Property) used to generate the results of operations presented in the Financial Statements.

Section 4.30 Corrupt Practices.

(a) Since June 1, 2012, to the Knowledge of the Sellers, no director, officer, employee or agent of any Seller or any of its Affiliates has been convicted of any criminal offense or found guilty of any civil offense, in either case involving fraud, misrepresentation, dishonesty, breach of fiduciary duty, substantive violation of any Laws, embezzlement or other fraudulent conversion or misappropriation of property, in each case, Related to the Business.

(b) Since June 1, 2012, no Seller or any of its Affiliates, nor, to the Knowledge of the Sellers, any director, officer, employee or agent of any Seller or any of its Affiliates, has made any contribution or expenditure, whether in the form of money, products, services or facilities, in connection with any election for political office or to any public official except to the extent permitted by applicable Law, in each case, Related to the Business. Since June 1, 2012, no Seller or any of its Affiliates, nor, to the Knowledge of the Sellers, any director, officer, employee or agent of any Seller or any of its Affiliates, has offered or provided any unlawful remuneration, entertainment or gifts to any Person, including any official of a Governmental Authority, in each case, Related to the Business.

(c) Each Seller and the Transferred Subsidiaries is and since May 31, 2011 has been in compliance in all material respects with all requirements applicable to it regarding anti-money laundering and anti-terrorism Laws, including applicable provisions of the PATRIOT Act.

Section 4.31 Bonds and Letters of Credit. Schedule 4.31 of the Disclosure Letter sets forth, as of the date hereof, a true and correct list of all performance bonds and letters of credit securing the obligations of the Business and the Transferred Subsidiaries (collectively, the “Seller Bonds”), setting forth in each case the name of the beneficiaries, type of bond, bond number, principal amount or bond amount, start and end dates, premium, the surety or issuing bank and a description of the obligations secured by such bonds or letters.

Section 4.32 No Brokers. Except for the Persons set forth on Schedule 4.32 of the Disclosure Letter, whose fees, costs and expenses will be the sole responsibility of the Sellers, no broker, finder, investment banker or other Person is entitled to any brokerage fee, commission, finders’ fee or financial advisory fee in connection with the Contemplated Transactions based upon any arrangement or agreement made by or on behalf of any Seller or any of its Affiliates.

Section 4.33 Insolvency. Since January 1, 2010, no filing of a voluntary or involuntary petition in bankruptcy has been made by or against any Seller or either of the Transferred Subsidiaries, and neither of the Sellers nor either of the Transferred Subsidiaries, nor, to the Knowledge of the Sellers, any other party, is contemplating the making of any such filing. No Seller nor either of the Transferred Subsidiaries has admitted in writing its inability to pay its debts generally as they become due. No receiver, trustee, assignee, liquidator, sequestrator or similar official of any Seller or of all or any substantial portion of such Seller’s respective properties or assets has been appointed in any proceeding brought against such Seller or either Transferred Subsidiaries, nor has any such official been applied for, and no Seller nor either Transferred Subsidiaries is contemplating the appointment or application for the same. No Seller has made, nor does it contemplate that it will make, any assignment for the benefit of any of its creditors, and no Seller has entered into, or is contemplating entering into, any agreement of composition with any of its creditors.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers, as of the date hereof and as of the Closing Date, as follows:

Section 5.1 Organization. The Purchaser has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the Commonwealth of Massachusetts. The Purchaser has the power and authority to own or lease its properties and assets and to conduct its business as it is now being conducted. The Purchaser is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of properties or assets or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to enter into this Agreement or consummate the Contemplated Transactions.

Section 5.2 Power and Authority. The Purchaser has all requisite power and authority to (a) execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party and (b) consummate the Contemplated Transactions.

Section 5.3 Due Authorization. The execution and delivery by the Purchaser of this Agreement and each of the other Transaction Documents to which it is or will be a party, and the consummation of the Contemplated Transactions, have been duly and validly authorized and approved by all necessary corporate and stockholder action of the Purchaser. No other action, proceeding, consent or authorization on the part of the Purchaser, its Affiliates or its stockholders is necessary to authorize (a) this Agreement or any of the other Transaction Documents to which the Purchaser is or will be a party or (b) any of the Contemplated Transactions.

Section 5.4 Enforceability. This Agreement and each of the other Transaction Documents to which the Purchaser is or will be a party have been (or, in the case of the Transaction Documents to be executed after the date hereof, will be) duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the applicable Sellers or their Affiliates as parties thereto, constitute (or will constitute) legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 5.5 No Conflict. Assuming that all consents (including all third party consents) have been obtained and all notices and filings described in Section 5.6 have been made, and except as may result from any facts or circumstances relating solely to the Sellers, the execution and delivery by the Purchaser of this Agreement and each of the other Transaction Documents to which it is or will be a party and the consummation of the Contemplated Transactions do not and will not: (a) violate, conflict with, result in a default under, result in a material breach of, or constitute an event which, after notice or lapse of time or both, would result in a violation, default under or material breach of, any material Contract to which the Purchaser is a party; (b) accelerate any material right, benefit or obligation under any material Contract to which the Purchaser is a party; (c) result in the termination or material amendment of, or give any Person the right to terminate or materially amend any material Contract to which the Purchaser is a party; (d) violate or conflict with any Law or Order binding upon or applicable to the Purchaser; (e) violate or conflict with the articles of incorporation or bylaws of the Purchaser or its Affiliates; or (f) result in the creation or imposition of any material Lien, with or without notice or lapse of time or both, on any properties or assets of the Purchaser.

Section 5.6 No Consents Required. No notice to or consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Purchaser or any of its Affiliates with respect to the execution or delivery of this Agreement or any of the other Transaction Documents to which the Purchaser is or will be a party or the consummation of the Contemplated Transactions, except (a) for applicable requirements of the HSR Act, (b) as may be required as a result of any facts or circumstances relating solely to the Sellers, (c) as otherwise set forth on Schedule 5.6 of the Purchaser Disclosure Letter, or (d) to the extent that the failure to make or obtain any such notice, consent, approval, authorization, designation, declaration or filing would not be material.

Section 5.7 No Actions. There are no pending or, to the knowledge of the Purchaser, threatened Actions against the Purchaser or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this Agreement or any other Transaction Document. There are no pending or, to the knowledge of the Purchaser, threatened investigations or inquiries by or before any Governmental Authority that would reasonably be expected to prevent, materially delay or materially impair the ability of the Purchaser to consummate the Contemplated Transactions.

Section 5.8 No Orders. There is no outstanding Order against or involving the Purchaser or any of its Affiliates that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Contemplated Transactions.

Section 5.9 No Brokers. No broker, finder, investment banker or other Person is entitled to any brokerage fee, commission, finders’ fee or financial advisory fee in connection with the Contemplated Transactions based upon any arrangement or agreement made by or on behalf of the Purchaser or any of its Affiliates.

Section 5.10 Financing.

(a) Schedule 5.10 of the Purchaser Disclosure Letter sets forth a true and complete copy of the executed Debt Commitment Letter (including all exhibits, annexes and other attachments thereto, but excluding any fee letter) pursuant to which, and subject to the terms and conditions of which, the lender parties thereto have committed to lend the amounts set forth therein to the Purchaser and certain of its Affiliates for the purpose of Debt Financing.

(b) As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended, supplemented or modified in any respect. The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of the Purchaser and its Affiliates party thereto and, to the knowledge of the Purchaser, the other parties thereto, enforceable in accordance with its terms against each party thereto, subject to the Enforceability Exceptions. Except for fee letters relating to fees with respect to the Debt Financing (true and complete copies of which have been provided to the Parent Seller, with fee amounts, pricing caps and certain economic terms of the market flex (none of which would adversely affect the amount or availability of the Debt Financing) redacted), as of the date of this Agreement, there are no other agreements, side letters, or arrangements relating to the Debt Financing that could affect the availability of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would constitute a failure of any condition of the Debt Commitment Letter or result in any portion of the Debt Financing being unavailable on the Closing Date or a default or breach on the part of the Purchaser under any term or condition of the Debt Commitment Letter, and the Purchaser has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it contained in the Debt Commitment Letter. The Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. The aggregate proceeds from the Debt Financing constitute all of the financing required for the Purchaser to consummate the transactions contemplated by this Agreement at Closing. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to the Purchaser on the terms therein. As of the date of this Agreement, the Purchaser does not know of any facts or circumstances that could reasonably be expected to result in any of the conditions set forth in the Debt Commitment Letter not being satisfied. As of the date hereof, to the extent this Agreement must be in a form acceptable to any Lender, such Lender or Lenders have approved this Agreement.

(c) The Purchaser’s obligations under this Agreement are not subject to any conditions regarding the Purchaser’s, its Affiliates’, or any other Person’s (including, for the avoidance of doubt, the Sellers’ (or any of their Affiliates’) ability to obtain financing for the consummation of the Contemplated Transactions.

Section 5.11 Financial Ability. The Purchaser has (or on the Closing Date will have) sufficient cash to enable it to deliver the full amounts due hereunder on the Closing Date.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business.

(a) During the Interim Period:

(i) the Sellers shall, and shall cause the Transferred Subsidiaries to, conduct the Business in the ordinary course of business consistent with past practice; and

(ii) the Sellers shall, and shall cause the Transferred Subsidiaries to, use their commercially reasonable efforts to (A) preserve intact the business organization, properties, assets and goodwill of the Business as currently constituted; (B) keep available the services of the key Business Employees, key Business Service Providers and key vendors of the Business who, during the twelve (12) month period prior to the date hereof, had fees that in the aggregate equal or exceed $100,000; (C) maintain in effect in accordance with their terms all Transferred Contracts and Transferred Leases and keep the Purchaser reasonably informed of, and consult with the Purchaser with respect to, (x) any discussions with a counterparty of the Transferred Contracts or a landlord of the Transferred Leases relating to a termination or an extension of any Transferred Contract or Transferred Lease, respectively, beyond its stated term or (y) the entering into of any new Contract Related to the Business or new lease of space Related to the Business outside the ordinary course of business; and (D) preserve the present relationships of the Business with customers, suppliers, distributors, vendors, authors, labor organizations and other Persons with whom any of the Sellers or any of their respective Affiliates has material business relations, consistent with past practice.

(b) Without limiting the generality of the foregoing, during the Interim Period, except as required by Law, as required by existing written agreements of the Sellers or with the written consent of the Purchaser, not to be unreasonably withheld, the Sellers shall not, and shall cause the Transferred Subsidiaries not to, take any of the actions listed below:

(i) enter into, amend, modify, supplement, terminate or fail to renew (subject to counterparty agreement, if applicable) any Transferred Contract or Transferred Lease, or waive, release or assign any material rights, claims or benefits thereunder, in each case other than in the ordinary course of business consistent with past practice;

(ii) sell, assign, transfer, convey, lease or otherwise dispose of any material Transferred Assets or material properties or assets of the Transferred Subsidiaries, except Business Inventory and other assets that are being replaced or that are obsolete or otherwise unsuitable for use consistent with past practices;

(iii) (A) except as otherwise required by Law or the Contemplated Transactions or existing Benefit Plans, take any action with respect to the grant of any severance or termination pay to any Business Employee that will become due and payable on or after the Closing Date; (B) except in the ordinary course of business consistent with prior practice, adopt, enter into, amend or terminate any Benefit Plan, with respect to the Business Employees; (C) increase the compensation or fringe benefits of any Business Employee (except for increases in salary or wages in the ordinary course of business consistent with past practice) or Business Service Provider (except for increases in the ordinary course of business); or (D) grant any equity or equity-based awards to any Business Employee or Business Service Provider (except in the ordinary course of business consistent with past practice);

(iv) acquire, by stock purchase, asset purchase, lease, merger or consolidation, or merge or consolidate with, any Competing Business;

(v) make or forgive any material loans or material advances to any Person in connection with the Business, except for advances to employees for business expenses or extensions of trade credit, in each case in the ordinary course of business consistent with past practice;

(vi) incur any Indebtedness that would be an Assumed Liability or amend, modify or supplement any of the Seller Bonds that would require the Purchaser to make any payment thereunder;

(vii) permit any of the Transferred Assets or properties or assets of the Transferred Subsidiaries to be subjected to any Lien other than a Permitted Lien;

(viii) fail to maintain insurance coverage with respect to the Transferred Assets or the Business in amounts and scope consistent with past practice;

(ix) settle, pay or discharge, or admit liability or consent to non-monetary or monetary relief in connection with, any Action or threatened Action that is Related to the Business that would materially impact the Purchaser’s abilities to conduct the Business consistent with past practices;

(x) enter into any transaction with any Affiliate that would give rise to any obligation of the Purchaser or any of its Affiliates after the Closing;

(xi) incur any obligation to make any capital expenditure (or series of capital expenditures) that is Related to the Business in excess of $100,000, individually or in the aggregate; provided, however, that this limitation shall not apply to the pre-publication expenses of the Business set forth in Schedule 6.1(b)(xi) of the Disclosure Letter;

(xii) accelerate the timing of collection of any accounts receivable (including through the offer of discounts or rebates), delay or defer the timing of payment of any accounts payable, or otherwise fail to maintain Net Working Capital in the ordinary course of business consistent with past practice;

(xiii) change, amend or restate the certificate of incorporation or bylaws of any Transferred Subsidiary; or

(xiv) enter into any agreement, commit or otherwise become obligated to do any action prohibited by the foregoing.

To the Knowledge of the Sellers (but without a specific review of contracts in respect of this matter), the Sellers are not parties to any existing written agreements that would require them to take any of the actions listed above during the Interim Period, but if the Sellers discover any such agreement during the Interim Period, then the Sellers shall give written notice to the Purchaser as far in advance as reasonably practicable before taking the action required under such agreement. Nothing contained herein shall give the Purchaser, directly or indirectly, the right to control or direct the operations of the Business prior to the Closing.

Section 6.2 Access to Information.

(a) During the Interim Period, the Sellers shall provide the Purchaser and its Representatives with reasonable access to employees of the Parent Seller and the Business and the books and records of the Sellers and Transferred Subsidiaries in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to make into the affairs of the Business (including employee data and information for purposes of integration planning), in each case, during normal business hours, upon reasonable notice and in accordance with such reasonable conditions and procedures as may be established by the Sellers; provided, however, that (A) the Sellers shall not be required to violate any written confidentiality agreement with a third party to which the Sellers may be subject in discharging its obligations pursuant to this Section 6.2(a) and (B) the Sellers shall make available Business Employee personnel files only after the Closing Date and only to the extent permitted by applicable Law.

(b) The Purchaser agrees that any permitted investigation undertaken by the Purchaser pursuant to the access granted under Section 6.2(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business or Sellers’ Other Businesses and the Purchaser and its representatives shall not communicate with any of the directors, officers or employees of the Sellers (including Business Employees) without the prior written consent of Seller, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party or contravene any applicable Law.

Section 6.3 Tax Matters.

(a) Interim Covenants. During the Interim Period, the Sellers:

(i) shall not (and shall not permit their Affiliates to) solely with respect to the Transferred Subsidiaries: (A) make, amend, or revoke any election relating to Taxes; (B) adopt or change any accounting method relating to Taxes; (C) file any amended Tax Return other than Consolidated Tax Returns; (D) enter into any Tax sharing, Tax allocation, Tax indemnity or similar agreement; (E) settle or compromise any claim or assessment relating to Taxes other than Consolidated Taxes; (F) consent to any extension or waiver of the limitations period applicable to any Taxes or Tax Returns other than Consolidated Tax Returns; (G) seek any Tax ruling from any Taxing Authority; or (H) except as required by this Agreement or applicable Law, take any other action with respect to Taxes that is outside the ordinary course of business or inconsistent with past practice; and

(ii) shall (A) prepare, in the ordinary course of business and consistent with past practice (except as otherwise required by applicable Law), and timely file all Tax Returns required to be filed by them on or before the Closing Date (the “Post-Signing Returns”), (B) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed, and (C) properly reserve (and reflect such reserve in their books and records and financial statements), in accordance with past practice and in the ordinary course of business, for all Taxes payable by them for which no Post-Signing Return is due prior to the Closing Date.

(b) Purchase Price Allocation.

(i) Within thirty (30) days after the date of this Agreement, the Parent Seller shall prepare and deliver to the Purchaser a schedule (an “Allocation Schedule”) allocating the sum of the Closing Purchase Price, the Assumed Liabilities and other amounts treated as consideration for Tax purposes among (A) the Transferred Assets (other than the Transferred Subsidiaries) consistent with Section 1060 of the Code and the Treasury Regulations thereunder and (B) each of the Transferred Subsidiaries based on the relative fair market values. The Allocation Schedule shall further allocate the amount allocated to each Transferred Subsidiary among the assets of such Transferred Subsidiary in such amounts reasonably determined by the Parent Seller to be consistent with Sections 338 and 1060 of the Code and the Treasury Regulations thereunder.

(ii) The Purchaser shall have a period of thirty (30) days after the delivery of the Allocation Schedule (the “Response Period”) to present in writing to the Parent Seller notice of any objections the Purchaser may have to the allocations set forth therein (an “Objections Notice”). Unless the Purchaser timely objects, such Allocation Schedule shall be binding on the parties without further adjustment, absent manifest error.

(iii) If the Purchaser shall raise any objections within the Response Period, the Purchaser and the Parent Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such dispute. If the parties fail to agree within fifteen (15) days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Accounting Firm, whose determination shall be final and binding on the parties. The Accounting Firm shall resolve the dispute within thirty (30) days after the item has been referred to it. The Allocation Schedule shall be amended in accordance with the findings of the Accounting Firm, and the Allocation Schedule, as so amended, shall become binding upon Purchaser and Sellers. The fees, costs and expenses of the Accounting Firm shall be allocated between the Purchaser, on the one hand, and the Sellers (jointly and severally), on the other hand, in a manner consistent with Section 2.6(d).

(iv) The Purchaser shall allocate any post-Closing adjustment to the purchase price to the Transferred Subsidiary or other Transferred Asset to which such adjustment relates and shall further allocate such adjustment, if relevant for purposes of any applicable Law, to the assets to which such adjustment relates in a manner consistent with this Section 6.3(b). In the event of any adjustment to the Allocation Schedule, the parties shall timely file with the applicable taxing authorities any additional information required to be filed under applicable Law.

(v) Each of the Sellers and the Purchaser and their respective Affiliates shall prepare and file their respective Tax Returns on a basis consistent with the Allocation Schedule, as amended in accordance with the findings of the Accounting Firm if required, and shall take no position inconsistent with such Allocation Schedule on any Tax Return or in any proceeding before any Governmental Authority or otherwise, unless required by a Final Determination. In the event that such Allocation Schedule is disputed by any Governmental Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and both the Sellers and the Purchaser agree to use their commercially reasonable efforts to defend such Allocation Schedule in any audit or similar proceeding.

(c) Section 338(h)(10) Elections.

(i) The applicable Sellers (or their Affiliates) and the Purchaser shall jointly make timely and irrevocable elections under Section 338(h)(10) of the Code with respect to the acquisition, directly or indirectly, of the Transferred Equity, and, if permissible, similar elections under any applicable state and local Tax Laws (collectively, the “Section 338(h)(10) Elections”).

(ii) The Purchaser shall prepare IRS Form 8023 (or any successor form) and any similar forms required by applicable state and local Tax Laws with respect to each Transferred Subsidiary for which a Section 338(h)(10) Election may be made (collectively, the “Section 338 Forms”). The applicable Sellers shall cooperate with the Purchaser in the preparation of the Section 338 Forms and shall deliver two (2) duly completed, executed copies of such Section 338 Forms to the Purchaser on or prior to the Closing Date. The Sellers shall execute (or cause to be executed) and deliver to the Purchaser such additional or substitute documents or forms as are reasonably requested by the Purchaser to complete the Section 338(h)(10) Election at least thirty (30) days prior to the date such documents or forms are required to be filed. The applicable Sellers and the Purchaser shall cooperate with each other to take or cause to be taken all actions necessary and appropriate (including filing such additional forms, Tax Returns, elections, schedules and other documents as may be required) to effect and preserve the Section 338(h)(10) Elections. The Sellers and the Purchaser shall not (nor shall they permit any of their respective Affiliates to) take any action that would reasonably be expected to cause the Section 338(h)(10) Elections to be invalid.

(iii) The parties shall determine and allocate the “aggregate deemed sales price” (“ADSP”) with respect to the assets of each Transferred Subsidiary in accordance with Section 6.3(b) hereof (including the dispute resolution mechanics therein), Section 338 of the Code and the applicable Treasury Regulations promulgated thereunder or comparable provisions for state, local and foreign Tax Law (the “ADSP Allocation”). The Purchaser, the Sellers, and their respective Affiliates shall be bound by the Section 338(h)(10) Election and the ADSP Allocation for all Tax purposes. The Purchaser and the Sellers shall file, and shall cause their respective Affiliates to file, all Tax Returns in a manner consistent with the Section 338(h)(10) Election and the ADSP Allocation and shall take no position contrary thereto unless required to do so by a change in applicable Law or a Final Determination.

(iv) For the avoidance of doubt, neither of the Sellers nor any of their respective Affiliates shall have any Liability to the Purchaser or any of its Affiliates for the failure of any Section 338(h)(10) Election to be valid to the extent such failure results from actions (or omissions) of the Purchaser or any of its Affiliates.

(d) Transfer Taxes. Except as otherwise provided in this Agreement, each of the Sellers (jointly and severally), on the one hand, and the Purchaser, on the other hand, shall pay, on or before the date the same became due, one-half of all federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes and fees that may be imposed or assessed as a result of the Contemplated Transactions, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”).

(e) Consolidated Tax Returns. The Parent Seller shall prepare and timely file, or cause to be prepared and timely filed, all Consolidated Tax Returns in respect of the Transferred Assets (including the Transferred Subsidiaries) and the Business that are required to be filed (taking into account any applicable extensions) after the Closing Date and to the extent related to the Transferred Subsidiaries in a manner consistent with past practice, unless required by a change in applicable Law. For the avoidance of doubt, the Parent Seller shall otherwise provide the Purchaser with true and correct copies of such Tax Returns of the Transferred Subsidiaries, including pro forma Tax Returns (which, for the avoidance of doubt, shall not include the Consolidated Tax Return of the Parent Seller).

(f) Other Tax Returns. The Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns (other than those the Sellers are entitled to prepare pursuant to Section 6.3(a) or Section 6.3(e)), including those relating to Transfer Taxes (unless the Sellers are required to file such Tax Returns related to Transfer Taxes), required to be filed in respect of the Transferred Assets (including the Transferred Subsidiaries) or the Business after the Closing Date. The Sellers shall cooperate with the Purchaser in respect of preparing any Tax Returns with respect to Transfer Taxes. With respect to Tax Returns for Pre-Closing Tax Periods or Straddle Periods, the Sellers shall be responsible for the Pre-Closing Taxes due in respect of such Tax Returns that are in excess of the amount of Taxes which are included as Current Liabilities and taken into account in determining the Purchase Price. The Purchaser shall provide a draft of any such Tax Return for a Pre-Closing Tax Period or Straddle Period for which the Sellers may have an indemnification obligation pursuant to Section 10.2 to the Parent Seller on or prior to the date that is ten (10) Business Days prior to the due date (including extensions), along with a supporting schedule that shows the allocation of the portion of the Taxes shown as due on such Tax Return to the Pre-Closing Tax Period, for the Parent Seller’s review and approval, such approval not to be unreasonably withheld, delayed or conditioned. If the Parent Seller disputes any item on such Tax Return, it shall notify the Purchaser of such disputed item (or items) and the basis for its objection. The Purchaser and the Parent Seller shall cooperate in good faith to resolve any dispute as to any matter in such Tax Return. If the parties cannot resolve any disputed item, the item in question shall be resolved by an Accounting Firm in a manner consistent with Section 2.6(c) prior to the due date (with extensions) for such Tax Return. The Sellers shall include the income of the Business and its Transferred Subsidiaries (including any deferred income triggered into income under Treasury Regulation Section 1.1502-13 and any excess loss accounts taken into income under Treasury Regulation Section 1.1502-19, and any income triggered under any comparable provisions of state, local or foreign Tax law) resulting from or related to Contemplated Transactions on the relevant Tax Returns for all periods through and including the Closing Date and pay any Taxes attributable to such income.

(g) Straddle Periods. For purposes of this Agreement, in the case of any Taxes of the Sellers or any of the Transferred Subsidiaries that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre-Closing Taxes shall: (i) in the case of Taxes that are either (A) based upon or related to income or receipts, or (B) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the Tax year or period ended at the Effective Time; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Sellers or the Transferred Subsidiaries or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Tax period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending at the Effective Time and the denominator of which is the number of calendar days in the entire Straddle Period. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending at the Effective Time on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending at the Effective Time and the denominator of which is the number of calendar days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 6.3(g) shall be computed by reference to the level of such items on the Closing Date. The parties hereto will, to the extent permitted by applicable Law, elect with the relevant taxing authorities to treat a portion of any Straddle Period as a short taxable period ending as of the Effective Time.

(h) Tax Reporting. For all Tax purposes, the Purchaser and the Sellers agree to report the Contemplated Transactions in a manner consistent with the terms of this Agreement, and shall take no position contrary thereto unless required to do so by applicable Law or a Final Determination.

Section 6.4 Termination of Tax Sharing Agreements. On the Closing Date, all Tax sharing agreements and arrangements and any similar Contracts between (a) any Transferred Subsidiary, on the one hand, and (b) any Seller or any of its Affiliates (other than any Transferred Subsidiary), on the other hand, shall be terminated effective as of the close of business on the Closing Date and shall have no further effect for any Tax period (whether past, present or future) and, after the Closing Date, no additional payments shall be made thereunder with respect to any Tax period, whether in respect of a redetermination of Liabilities for Taxes or otherwise. The Sellers and the Purchaser shall take all steps necessary to ensure that each such termination is effective in the manner described above.

Section 6.5 Tax Cooperation. The Purchaser, on the one hand, and the Sellers, on the other hand, shall provide the other with such information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any audit, claim for refund or administrative or judicial proceeding involving any asserted Tax liability or refund (any such audit, claim for refund or administrative or judicial proceeding, a “Tax Contest”). Any information and records obtained under this Section 6.5 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Tax Contest.

Section 6.6 Public Announcements. No party hereto will issue or cause the publication of, or permit any of its Affiliates to issue or cause the publication of, any press release or other public announcement with respect to this Agreement or the Contemplated Transactions without the prior written consent of the other parties hereto; provided, however, that nothing herein will prohibit any party hereto from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is, upon advice of counsel, required by Law or the rules of any stock exchange on which the securities of the disclosing party are listed, in which case the party making such determination will, if practicable in the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance.

Section 6.7 Collection of Seller Accounts Receivable. The Sellers agree that, from and after the Closing, the Purchaser shall have the right and authority to collect for the Purchaser’s own account or for the account of its Affiliates all Transferred Accounts Receivable. The Purchaser shall have the right to endorse with the name of the applicable Seller any checks received on account of any Transferred Accounts Receivable. The Sellers agree to promptly transfer and deliver to the Purchaser any cash or other assets that any Seller or its Affiliates may receive in respect of any Transferred Accounts Receivable.

Section 6.8 Collection of Other Payments.

(a) In addition to the obligations set forth above in Section 6.7, if, at any time or from time to time after the Closing, the Sellers or any of their Affiliates receive any cash payments that constitute Transferred Assets (including insurance or condemnation proceeds referred to in Section 2.1(l)) (the “Post-Closing Collection Amounts”), (a) such Post-Closing Collection Amounts shall be received by the receiving party as agent for and on behalf of the Purchaser, and (b) the receiving party shall promptly notify the Purchaser thereof and shall promptly remit all such receipts to the Purchaser as soon as practicable, and shall provide to the Purchaser appropriate information as to the nature, source and classification of such payment.

(b) If, at any time or from time to time after the Closing, the Purchaser or any of its Affiliates receive any cash payments in respect of the Excluded Assets, (i) such payments shall be received by the Purchaser or its Affiliates as agent for and on behalf of the Sellers, and (ii) the Purchaser or its Affiliates shall promptly notify the Sellers thereof and shall promptly remit all such receipts to the Parent Seller as soon as practicable, and shall provide to the Parent Seller appropriate information as to the nature, source and classification of such payment.

Section 6.9 Insurance. For a period of three (3) years from the Closing Date, the Sellers shall (a) use their respective reasonable efforts to take such actions as are necessary to cause insurance policies of the Sellers that immediately prior to the Closing provide coverage to or with respect to the Business, the Transferred Assets or the Assumed Liabilities to continue to provide such coverage with respect to acts, omissions and events occurring prior to the Closing in accordance with their terms as if the Closing had not occurred or (b) replace, at the Sellers’ sole cost and expense, such insurance policies with a new insurance policy or policies which provide comparable coverage. The Sellers shall cooperate with and assist the Purchaser, if the Purchaser or any of its Affiliates determines to make any claim under any such policy with respect to any pre-Closing act, omission or event.

Section 6.10 Employee Matters.

(a) The Purchaser or one of its Affiliates shall offer employment to each Business Employee (other than Inactive Employees and the individuals set forth on Schedule 6.10(a) of the Disclosure Letter) who is not employed by a Transferred Subsidiary, subject to the Closing and commencing as of the Effective Time on the Closing Date. Such offer for employment shall provide (i) base pay that is no less than such Business Employee’s rate of base pay as in effect immediately prior to the Closing Date and (ii) employee benefits (excluding equity and cash incentive compensation, retiree medical and defined benefit pension benefits) that are comparable in the aggregate to those provided to similarly situated employees of the Purchaser. As of the Closing Date, the Purchaser or one of its Affiliates shall cause each of the Transferred Subsidiaries to continue to employ all of its Business Employees. The Sellers shall promptly update the information to be provided under Schedules 4.20(a) and 4.20(b) of the Disclosure Letter to reflect all employment or service hirings or terminations occurring prior to the Closing Date, with the final such update to occur no later than eight (8) Business Days prior to the Closing Date. The Sellers shall permit the Purchaser to distribute any such offers at least five (5) Business Days prior to the Closing Date. The Purchaser and the Sellers agree to cooperate and cause their respective Affiliates to cooperate in respect of communicating with the Business Employees, and the Sellers and the Purchaser each agree not to take any action to discourage any Business Employee from accepting the offer of employment with the Purchaser. In furtherance of the foregoing, the Sellers shall permit representatives of the Purchaser to be present physically at the location(s) where Business Employees receiving offers are employed or providing services to facilitate the collection of all necessary onboarding paperwork. Business Employees who accept offers of employment under this Section 6.10 shall be referred to herein as “Transferred Employees”. The employees employed by the Transferred Subsidiaries as of the Closing and the Transferred Employees shall collectively be referred to herein as “Continuing Employees”.

(b) The Sellers shall retain all Business Employees in their employ through the Effective Time on the Closing Date and shall not terminate the employment of any Business Employees after the date of this Agreement other than under circumstances that would constitute “cause” for immediate termination as reasonably determined by the Parent Seller and, with respect to those Business Employees who accept the Purchaser’s offers of employment, the Sellers shall establish their termination date with the Sellers on the Closing Date. Following the making of any offer of employment by the Purchaser, the Sellers agree not to terminate the employment of any such Business Employee who has received such an offer for any reason without first consulting with the Purchaser (which consent shall not be unreasonably withheld). Each Transferred Employee shall be hired on an “at will” basis unless otherwise agreed by the Purchaser. Neither the Purchaser nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Closing Date. For the avoidance of doubt, the Sellers and their Affiliates shall remain sponsors of all Benefit Plans and there shall be no transfer of assets and Liabilities from any Benefit Plan to any plan or arrangement maintained by the Purchaser or its Affiliates. For the avoidance of doubt, a contract of employment that is a Transferred Contract shall not be considered a Benefit Plan for purposes of this Section 6.10(b).

(c) Any Inactive Employee shall not be considered a Transferred Employee unless and until such Inactive Employee returns to active status pursuant to the following sentence and accepts the Purchaser’s offer of employment, and notwithstanding anything herein to the contrary, the Purchaser and its Affiliates shall only be responsible for Liabilities relating to any Inactive Employees from and after the date such Inactive Employee becomes a Transferred Employee. The Purchaser’s obligation to employ any Inactive Employee shall be conditioned upon such Inactive Employee’s return to active work, provided that the Inactive Employee reports to work with the Purchaser within fifteen (15) days after the end of any such approved leave and, to the extent permitted by applicable Law, in no event later than one hundred eighty (180) days following the Closing Date, and such Inactive Employee shall be a Transferred Employee upon his or her acceptance of the Purchaser’s offer of employment. The Purchaser shall make an offer of employment, consistent with the provisions of Section 6.10(a), to each Inactive Employee who notifies the Purchaser of his or her intent to return to active work within the timelines set forth in the preceding sentence.

(d) Prior to the Closing, and prior to the Sellers or any of their Affiliates making any written or oral communications to any Business Employees pertaining to compensation or benefit matters that are affected by the Contemplated Transactions, or to any other matters relating thereto, the Purchaser shall have a reasonable period of time (not in excess of five (5) days) to review and comment on the communication, and the Sellers and the Purchaser shall cooperate in revising such communication in a mutually agreeable manner.

(e) Subject to, and effective as of, the Closing, the Sellers hereby waive and release each of the Transferred Employees from any post-termination contractual restrictions enforceable by the Sellers and their Affiliates on the employment, activities or other conduct of such individuals with the Business after their employment or service commences with the Purchaser or one of its Affiliates, except with respect to obligations related to confidentiality and trade secrets.

(f) Prior to the Closing Date, and to the extent necessary to implement this sentence, the Sellers shall cause to be taken all actions as may be reasonably required to amend any Benefit Plan and take or cause to be taken all other action as may be reasonably required to provide that severance or separation payments shall not be payable to any Transferred Employee on account of such Transferred Employee’s termination of employment with the Sellers and their Affiliates, and for the avoidance of doubt, Excluded Employee Liabilities include all Liabilities with respect to any such severance or separation payments that may become payable as a result of the Contemplated Transactions. The Sellers shall be liable for any amounts to which any current or former Business Employee becomes entitled under any Benefit Plan, agreement, arrangement or program which exists or arises, or may be deemed to exist or arise, under any applicable Law or otherwise (excluding all payments under the Sales Incentive Plans for the Business), prior to or on the Effective Time, as a result of, or in connection with, the execution of this Agreement or the consummation of the Contemplated Transactions. Notwithstanding any other provision in the Agreement to the contrary, no Business Employee (or his or her beneficiary or dependent) shall accrue additional benefits following the Closing Date under, remain covered as an “active” participant by, or participate in any Benefit Plan.

(g) Effective as of the Closing, each applicable Purchaser 401(k) Plan shall be amended to accept as part of a “direct rollover” (within the meaning of Section 401(a)(30) of the Code) from a Continuing Employee any loan outstanding under the Sellers’ 401(k) Plan. Effective not later than the Closing, the Sellers shall cause the Scholastic Corporation 401(k) Savings and Retirement Plan (the “Sellers’ 401(k) Plan”) to be amended to provide that, for purposes of any loans outstanding under such plan, no loan of a Continuing Employee shall become due on account of such Continuing Employee’s termination from employment with the Sellers and their Affiliates pursuant to the Contemplated Transactions or, if applicable, the Transferred Subsidiaries’ withdrawal from participation in the Sellers’ 401(k) Plan immediately prior to the Closing.

(h) Effective as of the Closing Date and in accordance with the Sellers’ policies and procedures, each Retiree Medical Eligible Transferred Employee (and his or her eligible dependents) shall be required to elect whether or not to receive retiree medical benefits under the Scholastic Inc. Retiree Medical Plan (the “Retiree Medical Plan”). For purposes of this Agreement, “Retiree Medical Eligible Transferred Employee” means each Continuing Employee who will have satisfied as of the Closing Date the age and service eligibility requirements to receive (and who would have been eligible to receive) retiree medical benefits under the Retiree Medical Plan if he or she had elected such coverage immediately following his or her severance of employment at the Closing. Notwithstanding any other provision in the Agreement to the contrary, nothing in this Agreement shall impact any right the Seller might have to amend or terminate the Retiree Medical Plan.

(i) As of the Closing Date, the Purchaser shall have created a health care flexible spending account or limited-purpose health care flexible spending account, as applicable, under the Purchaser’s flexible spending account plan for medical maintained under Section 125 of the Code (an “FSA Plan”) for each Continuing Employee who, as of immediately prior to the Closing Date, maintained a health care flexible spending account or limited-purpose health care flexible spending account under the Sellers’ FSA Plan, and shall credit such account with an amount equal to such balance; provided, to the extent that the FSA Plan accounts are not reflected on the Closing Statement, then the Sellers shall transfer, in accordance with Revenue Ruling 2002-32 and any subsequent guidance, to the Purchaser within sixty (60) days after the Closing Date a cash payment in a net amount equal to contributions to the Sellers’ FSA Plan by the Continuing Employees from January 1, 2015 up to the Closing Date, less reimbursements to Continuing Employees during such period. The Sellers shall not be responsible for, and shall have no Liability relating to, resulting from or arising out of the provision of health care reimbursement benefits to Continuing Employees following the transfer of the flexible spending account balances to the Purchaser’s FSA Plan. Continuing Employee participant elections, contribution levels and coverage levels, as in effect prior to the Closing Date, will continue to be effective on and after the Closing Date and, accordingly, honored under the Purchaser’s FSA Plan in the same manner as under the Sellers’ FSA Plan.

(j) Upon the Closing, the Sellers shall, or shall cause their Affiliates to, pay to all Continuing Employees: (i) any account balances under all vacation paid time off and sick leave policies accrued but unused as of the Closing Date; (ii) all bonuses (excluding all payments under the Sales Incentive Plans for the Business) for the fiscal year that includes the Closing, pro-rated based on the length of time elapsed since the beginning of such fiscal year through the Closing Date and paid out to the extent targets in respect of such bonuses have been obtained (with such targets pro-rated based on the length of time elapsed since the beginning of such fiscal year through the Closing Date); and (iii) any earned but unpaid bonuses (excluding all payments under the Sales Incentive Plans for the Business) with respect to the fiscal year prior to the fiscal year that includes the Closing.

(k) Effective as of the Closing Date, the Sellers shall, or shall cause, each Continuing Employee who was participating in the Sellers’ 401(k) Plan immediately prior to the Closing Date to be fully vested in his or her account as of the Closing Date, to the extent not fully vested.

(l) The Purchaser shall, or shall cause its Affiliates to, credit Continuing Employees for service earned on and prior to the Closing Date with the Sellers and their Affiliates, or any of their respective predecessors, in addition to service earned with the Purchaser and its Affiliates on or after the Closing Date, to the extent that service is relevant for purposes of eligibility, vesting or the calculation of vacation, sick days, severance, layoff and similar benefits (but not for purposes of equity compensation, nonqualified defined contribution plans, retiree medical or pension benefit accruals) under any retirement or other employee benefit plan, program or arrangement of the Purchaser or any of its Affiliates for the benefit of the Continuing Employees on or after the Closing Date; provided, however, that such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Benefit Plan. Without limiting the foregoing, from and after the Closing, the Purchaser shall cause to be waived any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under welfare benefit plans, policies or practices of the Purchaser or its Affiliates for the Continuing Employees and their beneficiaries and dependents. As of the Closing Date, the Purchaser shall have created an account (a “Purchaser HRA Account”) under the Purchaser’s health reimbursement account plan (the “Purchaser HRA Plan”) or an account (a “Purchaser HSA Account”) under the Purchaser’s health savings account plan (the “Purchaser HSA Plan”) for each Continuing Employee who, as of immediately prior to the Closing Date, maintained an account (a “Seller HRA Account”) under the Sellers’ health reimbursement account plan (the “Seller HRA Plan”), and shall either (A) if such Continuing Employee elects to participate in the Purchaser HRA Plan, credit such Purchaser HRA Account with an amount equal to the sum of (x) the balance in his or her Seller HRA Account as of the Closing Date plus (y) the annual amount (not prorated) that such Continuing Employee would be eligible to receive for 2015 based on his or her coverage election under the Purchaser HRA Plan, or (B) if such Continuing Employee elects to participate in the Purchaser HSA Plan, credit such Purchaser HSA Account with an amount equal to the balance in his or her Seller HRA Account as of the Closing Date (and he or she shall be eligible to receive the Purchaser contributions in 2015 to the Purchaser HSA Account in accordance with the terms of the Purchaser HSA Plan). Within thirty (30) days following the Closing Date, the Sellers shall provide to the Purchaser a schedule setting forth for each Continuing Employee with a Seller HRA Account the remaining balance thereunder as of the Closing Date (reflecting any run-out claims debited post-Closing).

(m) In the case of non-U.S. Business Employees, the Sellers, the Purchaser and their respective Affiliates shall cooperate in complying with any additional obligations or standards arising under applicable Law governing the terms and conditions of their employment or termination of employment in connection with the transfer of the Business or otherwise.

(n) Pursuant to the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320, (i) the Purchaser and the Sellers shall report on a predecessor/successor basis as set forth therein, (ii) the Sellers will not be relieved from filing a Form W-2 with respect to any Transferred Employees, and (iii) the Purchaser will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee with respect to the portion of the year during which such Transferred Employees are employed by the Purchaser that includes the Closing Date, excluding the portion of such year that such Transferred Employee was employed by the Sellers and their Affiliates.

(o) Without limiting the generality of this Section 6.10, no provision of this Agreement shall create any third party beneficiary rights in any current or former Business Employee, Business Service Provider or Continuing Employee (including any beneficiary or dependent thereof) in respect of continued employment by the Sellers, any of the Sellers’ Affiliates, the Purchaser, any of the Purchaser’s Affiliates or otherwise. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of the Purchaser or any of its Affiliates to terminate any Continuing Employee for any reason, (ii) require the Purchaser or any of its Affiliates to continue any Benefit Plans, employee benefits plans or arrangements or prevent the amendment, modification or termination thereof after the Closing, or (iii) constitute an amendment to any Benefit Plan, employee benefit plans or arrangements.

(p) Aside from Business Service Providers who are subject to a Transferred Contract, the Purchaser or one of its Affiliates may offer to employ certain Business Service Providers as it determines in its sole discretion.

Section 6.11 Bulk Sales Compliance. The Purchaser hereby waives compliance by the Sellers or any of their Affiliates with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Transferred Assets to the Purchaser.

Section 6.12 Restrictive Covenants.

(a) In order for the Purchaser to have and enjoy the full benefit of the Business, and as a material inducement to the Purchaser to enter into this Agreement (without such inducement the Purchaser would not have entered into this Agreement), each Seller agrees that it shall not, directly or indirectly (whether by itself, through an Affiliate, or in partnership or conjunction with any other Person):

(i) for a period of three (3) years commencing from the Closing Date, undertake, participate, carry on, be engaged or have any financial or other interest in, or in any other manner advise or assist any other Person in connection with, the operation of any Competing Business in the United States other than:

(A) making passive investments in up to five percent (5%) of the outstanding publicly-traded securities of any Person engaged in a Competing Business; provided, neither the Sellers nor any of their Affiliates participate in the management or governance of such Person;

(B) exercising their rights or complying with their obligations under this Agreement or the other Transaction Documents; or

(C) directly or indirectly engaging in any of the Sellers’ Other Businesses.

(ii) for a period of two (2) years commencing from the Closing Date, solicit, entice, encourage or intentionally influence, or attempt to solicit, entice, encourage or influence, any Person who is or was then (or at any time during the six (6) month period prior thereto) a director, officer, employee or consultant of the Purchaser (excluding any consultants of the Purchaser, its Affiliates or the Business, who were also, prior to the date of this Agreement, consultants of either of the Sellers in relation to the Sellers’ Other Businesses), any of its Affiliates, or the Business to resign or leave the employ or service of the Purchaser, any of its Affiliates or the Business or otherwise hire, employ, engage or contract any such Person to perform services; provided, neither of the Sellers nor any of their Affiliates shall be precluded from (A) soliciting or hiring any such director, officer, employee or consultant who has been terminated by the Purchaser or its Affiliates (including, after the Closing) or (B) soliciting any person in a general or public solicitation (including by a bona fide search firm) not targeted at employees of the Purchaser or any of its Affiliates, it being understood that the Sellers shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of the Purchaser or its Affiliates; or

(iii) for a period of three (3) years commencing from the Closing Date, solicit, entice, encourage or intentionally influence, or attempt to solicit, entice, encourage or influence, any customer of the Business (including any Person who has been a customer of the Business at any time during the twelve (12) month period before the Closing) to alter, reduce or terminate its business relationship with the Business, it being understood that any offers or sales by the Sellers or their Affiliates of anything that does not constitute or arise from a Competing Business shall not violate this covenant.

(b) Notwithstanding anything to the contrary set forth in this Agreement (including Section 11.11), in the event of a breach or threatened breach of any of the provisions of this Section 6.12 (the “Restrictive Covenants”):

(i) the Purchaser and its Affiliates shall have the right and remedy, without regard to any other available remedy, to (A) have the Restrictive Covenants specifically enforced by any court of competent jurisdiction and (B) have issued an injunction restraining any such breach or threatened breach without posting of a bond; it being understood that any breach of any of the Restrictive Covenants would cause irreparable and material harm to the Purchaser and its Affiliates, the amount of which cannot be readily determined and as to which neither the Purchaser nor any of its Affiliates will have any adequate remedy at law or in damages;

(ii) it is the desire and intent of the parties hereto that the Restrictive Covenants be enforced to the fullest extent permissible under the Laws, Orders and public policies applied in each jurisdiction in which enforcement is sought and if any Restrictive Covenant shall be adjudicated finally to be invalid or unenforceable, such Restrictive Covenant shall be deemed amended to the extent necessary in order that such provision be valid and enforceable, the remainder of such Restrictive Covenant shall not thereby be affected and shall be given full effect without regard to invalid portions and such amendment shall apply only with respect to the operation of the Restrictive Covenant in the particular jurisdiction in which such adjudication is made; and

(iii) the parties acknowledge and agree that the Restrictive Covenants are necessary for the protection and preservation of the value and the goodwill of the Business contemplated to be acquired by the Purchaser hereunder and are reasonable and valid in geographical and temporal scope and in all other respects.

(c) Except with respect to the individual set forth on Schedule 6.12(c) of the Disclosure Letter, for a period of two (2) years commencing from the Closing Date, the Purchaser shall not solicit, entice, encourage or intentionally influence, or attempt to solicit, entice, encourage or influence, any Person who is or was then (or at any time during the six (6) month period prior thereto) a director, officer, employee or consultant of a Seller or any of its Affiliates who was introduced to the Purchaser or its representatives during the negotiation of this Agreement or any other Transaction Documents to resign or leave the employ or service of such Seller or any of its Affiliates, or otherwise hire, employ, engage or contract any such Person to perform services; provided, the Purchaser and any of its Affiliates shall not be precluded from (A) soliciting or hiring any such director, officer, employee or consultant who has been terminated by a Seller or its Affiliates (including, after the Closing) or (B) soliciting any person in a general or public solicitation (including by a bona fide search firm) not targeted at employees a Seller or any of its Affiliates, it being understood that the Purchaser shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of a Seller or its Affiliates.

Section 6.13 Filings and Authorizations; Consummation. The Sellers and the Purchaser shall use their respective commercially reasonable efforts to promptly obtain the authorizations, consents, orders and approvals necessary for the performance of their obligations pursuant to this Agreement. Each party hereto agrees to make an appropriate filing of a Pre-Merger Notification and Report Form under the HSR Act with respect to the Contemplated Transactions within one (1) Business Day after the date hereof, to request early termination of the applicable waiting period and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto agrees to make such other filings, as necessary, to consummate the Contemplated Transactions in accordance with this Agreement and the other Transaction Documents. The Sellers and the Purchaser shall use their respective commercially reasonable efforts to secure the expiration or termination of any waiting periods under the HSR Act and to obtain such other approvals of, and take such action with respect to, any Governmental Authority, including the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, as may be necessary to consummate the Contemplated Transactions; provided, however, that, notwithstanding anything to the contrary, in no event shall either the Purchaser or the Sellers, or any of their respective Affiliates, be required to (a) commence or threaten to commence any Action, (b) agree to hold separate, divest, license or cause a third party to purchase, any of their respective assets and/or businesses (including for this purpose, the Business), or (c) otherwise agree to any restrictions on the Business, the businesses of the Purchaser or its Affiliates or the Sellers’ Other Businesses in connection with avoiding or eliminating any objections to the consummation of the Contemplated Transactions under applicable Law. The parties hereto shall coordinate and cooperate with one another in exchanging and providing such information to each other and in making the filings and requests referred to in this Section 6.13. The parties hereto shall use their commercially reasonable efforts to supply such reasonable assistance as may be reasonably requested by any other party hereto in connection with the foregoing. Each party hereto shall promptly notify the other party of any communication received from any Governmental Authority and shall provide the other party with an opportunity to attend any meetings or telephone conferences with such Governmental Authority, to the extent permitted by the Governmental Authority, regarding the foregoing matters in this Section 6.13. All filing fees in connection with any required filings pursuant to this Section 6.13 shall be shared equally by the Sellers, on the one hand, and the Purchaser, on the other hand.

Section 6.14 Commercially Reasonable Efforts. Subject to Section 6.13 above, during the Interim Period, each of the parties hereto shall (and the Sellers shall cause its respective Affiliates to) execute or provide such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and to consummate the Contemplated Transactions in accordance with this Agreement and the other Transaction Documents. Each party hereto shall (and the Sellers shall cause their respective Affiliates to), on or prior to the Closing Date, use its commercially reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Contemplated Transactions, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the Contemplated Transactions.

Section 6.15 Business Confidential Information. From and after the Closing Date until the third (3rd) anniversary thereof, each Seller, on behalf of itself and each of its Affiliates, shall keep, and shall cause their respective Representatives to keep, any confidential and proprietary information that is Related to the Business (the “Business Confidential Information”) confidential, with at least the same degree of care that such Seller applies to its own confidential and proprietary information pursuant to its applicable policies and procedures in effect on the Closing Date and shall not disclose such Business Confidential Information to any Person; provided, however, that each such Person may disclose such information that (a) is or becomes publicly available other than by disclosure by such Person or any of its Affiliates or (b) such Person is required to disclose by Law; provided, further, that such Person will give the Purchaser adequate advance notice so that the Purchaser may seek a protective order or take other reasonable actions to preserve the confidentiality of such information. It is further agreed and understood that the foregoing shall not limit the Sellers or their Affiliates or successors or assigns from continuing to use such Business Confidential Information that also constitutes confidential and proprietary information related to Sellers’ Other Businesses.

Section 6.16 Books and Records.

(a) From and after the Closing until the third (3rd) anniversary thereof, the Purchaser shall provide the Sellers and their representatives with reasonable access, in connection with any matter relating to or arising out of this Agreement or the Contemplated Transactions (other than in connection with any Action or threatened Action involving the Purchaser or any of its Affiliates) during normal business hours upon reasonable notice, to all of the Transferred Books and Records of the Business pertaining or relating to any period prior to the Effective Time, including accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other electronic or written data. Nothing contained in this Section 6.16 shall require the Purchaser to disclose or deliver any information or documents to any Seller, the disclosure or delivery of which, in the Purchaser’s good faith, would jeopardize any attorney-client or other legal privilege or work product doctrine or contravene any applicable Laws (including privacy Laws).

(b) From and after the Closing, the Sellers shall provide the Purchaser and their representatives with reasonable access, during normal business hours upon reasonable notice, to review any documents of the Sellers necessary for the Purchaser to determine the scope of permitted use for any third party Intellectual Property or Excluded Assets used in the Business Products (other than in connection with any Action or threatened Action between the Sellers or any of their Affiliates and the Purchaser or any of its Affiliates) pertaining or relating to any period prior to the Effective Time, including accounting and Tax records, sales and purchase documents, notes, memoranda, test records and any other electronic or written data related to the scope of permitted use for any third party Intellectual Property or Excluded Assets used in the Business Products. Nothing contained in this Section 6.16(b) shall require the Sellers to (i) disclose or deliver any information or documents to the Purchaser, the disclosure or delivery of which, in the Sellers’ good faith, would jeopardize any attorney-client or other legal privilege or work product doctrine or contravene any applicable Laws (including privacy Laws) or (ii) revise, alter or change their document retention practices and procedures.

Section 6.17 Financing Cooperation.

(a) The Sellers shall and shall cause their Subsidiaries to use commercially reasonable efforts to provide to the Purchaser, at the Purchaser’s sole expense, such cooperation in connection with the Debt Financing as may be reasonably requested by the Purchaser that is customary in connection with the arrangement of debt financings in acquisition transactions, including:

(i) as promptly as practicable, (A) providing to the Purchaser and the Lenders and their respective Representatives the Required Information and (B) informing the Purchaser if the Sellers or any of their Subsidiaries shall then have knowledge of any facts that would be reasonably expected to require the restatement of any such financial statements in accordance with GAAP;

(ii) promptly providing quarterly and monthly financial statements (excluding footnotes) to the extent available and prepared by the Sellers in the ordinary course of business;

(iii) periodically updating any Required Information provided to the Purchaser as may be necessary so that such Required Information meets the applicable requirements set forth in the definition of “Required Information”;

(iv) assisting in preparation for and participation at reasonable times and upon reasonable advance notice in a reasonable number of meetings and calls, drafting sessions, rating agency presentations and due diligence sessions and sessions with prospective lenders;

(v) assisting the Purchaser and the Debt Financing Sources in the preparation of (A) bank information memoranda and similar marketing documents for the Debt Financing, including providing financial and other information with regard to the Business, the Transferred Assets and/or the Transferred Subsidiaries of the type and form customarily included therein, assisting in the preparation of pro forma financial statements, authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information and (B) customary materials for rating agency presentations;

(vi) facilitating the obtaining of customary consents from the independent auditors who prepared the audited financial statements consistent with the requirements of Law in connection with the use of the such audited financial statements in offering documents or current reports on Form 8-K and other documents to be filed with the SEC;

(vii) cooperating in respect of the preparation of, and, if applicable, executing and delivering as of the Closing any guarantees by the Transferred Subsidiaries and/or pledge and security documents and otherwise granting Liens on the Transferred Assets and/or assets of the Transferred Subsidiaries pursuant to such agreements, in each case, as may be reasonably requested by the Debt Financing Sources (provided, that the Sellers shall have no obligations under any such agreements and no obligation of any Transferred Subsidiaries under any such agreement, guarantee, pledge or grant shall be effective until the Closing), and the negotiation, preparation, execution and delivery of other definitive financing documents, or certificates, legal opinions or other documents as may be reasonably requested by the Purchaser in connection with the Debt Financing and the Related Financing and otherwise facilitating the pledging of collateral as reasonably requested by the Purchaser in connection with the Debt Financing and Related Financing, all of which shall be at the sole cost and expense of the Purchaser; and

(viii) providing at least one (1) Business Day prior to the Closing Date all documentation and other information about the Business required by applicable “know your customer” and anti-money laundering rules and regulations including the PATRIOT Act to the extent reasonably requested at least three (3) Business Days prior to the Closing Date.

Notwithstanding anything in this Agreement to the contrary: (x)(1) neither the Sellers nor any of their Affiliates shall be required to commit to take any action that (i) is not contingent upon the Closing, (ii) would be effective prior to the Closing, (iii) would encumber any assets of the Business prior to the Closing, or (iv) would encumber any assets of the Sellers or any of their Affiliates other than assets of the Business, at any time, and (2) neither the Sellers nor any of their Affiliates shall be required to (i) take any action that would result in a breach of any contract, violate any Law or subject it to actual or potential Liability, (ii) bear (or enter into any binding agreement with respect to) any cost or expense (other than as provided in this Agreement), or (iii) pay (or enter into any binding agreement with respect to) any commitment or other fee or make any other payment or incur any other Liability or provide or agree to provide any indemnity; (y) neither the Sellers nor any of their Affiliates or Representatives shall be required to take any action under this Section 6.17 that would unreasonably interfere with the business or operations of the Sellers or their Affiliates; and (z) neither the Sellers nor any of their Affiliates or Representatives shall be required to take any action that will conflict with or violate their respective organizational documents.

(b) The Purchaser shall indemnify and hold harmless the Sellers, their Affiliates and their respective Representatives from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided in writing specifically for use in connection with the Debt Financing by or on behalf of the Sellers or their Affiliates). In addition, the Purchaser shall, promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs incurred by the Sellers or their Affiliates after the date of this Agreement in connection with the cooperation contemplated by this Section 6.17.

Section 6.18 Purchaser’s Debt Financing.

(a) The Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing in a timely manner and to consummate the Debt Financing on or prior to the Closing Date, including the following:

(i) maintaining in effect the Debt Commitment Letter and not permitting any amendment or modification to be made to, not consenting to any waiver of any provision or remedy under, and not replacing, the Debt Commitment Letter, if such amendment, modification, waiver or replacement imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, or (C) adversely impact the ability of the Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto when required pursuant to this Agreement (provided, in any event, the Purchaser may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities which had not executed the Debt Commitment Letter as of the date hereof);

(ii) satisfying on a timely basis all conditions to the availability of the Debt Financing within its control; and

(iii) negotiating, executing and delivering the Debt Financing documentation that reflects the terms contained in the Debt Commitment Letter (including any “market flex” provisions related thereto).

For purposes of this Section 6.18, references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Section 6.18.

(b) The Purchaser shall keep the Sellers reasonably informed of the status of its efforts to arrange the Debt Financing. The Purchaser shall give the Sellers prompt notice of (i) any material breach or repudiation (or any other breach that could reasonably be expected to adversely affect the timely availability of the Debt Financing) by any party to the Debt Commitment Letter of which the Purchaser becomes aware, (ii) the receipt of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual or potential breach, default, termination or repudiation by any other party to any of the Debt Commitment Letter or any provisions of the Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to any of the Debt Commitment Letter with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, or (iii) the Purchaser becoming aware that all or any portion of the Debt Financing could reasonably be expected to become unavailable for any reason (a “Debt Financing Failure Event”). As soon as reasonably practicable, but in any event within three (3) Business Days following the date the Parent Seller delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Parent Seller relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Without limiting the Purchaser’s other obligations under this Section 6.18, if a Debt Financing Failure Event occurs, the Purchaser shall (x) promptly notify the Sellers of such Debt Financing Failure Event and the reasons therefor, (y) use its commercially reasonable efforts to obtain alternative financing from alternative financing sources, in an amount sufficient (together with the Purchaser’s available cash balances or existing credit facility availability) to make the payments required to be made at and immediately after the Closing and consummate the Contemplated Transactions (“Alternative Financing”), as promptly as practicable following the occurrence of such event, on terms that are not materially less favorable, in the aggregate, to the Purchaser than the Debt Financing contemplated by the Debt

Commitment Letter, and (z) use its commercially reasonable efforts to obtain, and when obtained, provide the Sellers with a copy of, a replacement financing commitment that provides for such Alternative Financing. For purposes of this Section 6.18, references to “Debt Financing” shall include the Alternative Financing.

Section 6.19 Further Assurance; Cooperation.

(a) The Sellers shall, and shall cause their Affiliates to, use commercially reasonable efforts to cause their Representatives to provide to the Purchaser (i) the financial statements of the Business, including any accountant’s report, and (ii) such other financial information as is reasonably necessary to prepare pro forma financial statements, in each case, that the Purchaser reasonably determines are required, pursuant to the applicable provisions of Regulation S-X under the Securities Act specified in Item 9.01 of Form 8-K, to be filed by the Purchaser in connection with the Closing.

(b) From and after the Closing Date, upon request by the other party, each of the Purchaser and its Affiliates and the Sellers and their Affiliates shall reasonably cooperate with the other party in the defense or prosecution of any litigations or proceedings instituted or which may be instituted hereafter against or by the Business, the Transferred Subsidiaries, the Purchaser or its Affiliates, or the Sellers or their Affiliates, in each case relating to or arising out of the use of Intellectual Property in any Transferred Assets or assets subject to Shared Intellectual Property licenses (other than a litigation among the parties hereto and/or their Affiliates arising out of the Contemplated Transactions or in connection with the parties’ indemnification obligations pursuant to the terms of this Agreement). Each of the Purchaser and the Sellers shall reimburse the reasonable and documented out-of-pocket expenses of the other party incurred in providing such cooperation (including legal fees and disbursements), including reimbursement for significant time spent by the other party’s officers, directors, employees, consultants and in connection with such cooperation upon terms to be mutually agreed.

Section 6.20 Termination of Affiliate Transactions. On or before the Closing Date, except for (a) arrangements relating to employment relationships, (b) the payment of compensation and benefits in the ordinary course of business, (c) the Transition Services Agreement, and (d) the tax sharing agreements governed by Section 6.4, all Contracts, arrangements or Liabilities (other than the Transferred Contracts) between the Business, on the one hand, and any Sellers or any of their Affiliates, on the other hand, shall be terminated in full, without any Liability to the Purchaser or any of its Affiliates following the Closing.

Section 6.21 Termination of Intercompany Payables. On or before the Closing Date, all Intercompany Payables shall be terminated in full, without any Liability to the Purchaser or any of its Affiliates following the Closing.

Section 6.22 Use of Names. Each Seller agrees that, from and after the Closing, it shall not adopt, use or register any Trademarks that uses or incorporates, is derived from or is potentially confusing with any Trademarks included in the Transferred Assets, except as expressly permitted under the Shared Intellectual Property Agreements.

Section 6.23 Use of Seller Trademark.

(a) Sellers hereby grant to the Purchaser a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free license to use the Seller Trademarks solely in connection with the conduct of the Business (other than with respect to the Excluded Assets) as conducted immediately prior to the Closing in the manner and for the periods of time following the Closing as are set forth below:

(i) Printed Inventory. As soon as reasonably practicable after the Closing, but in any event, no later than twenty-four (24) months after the Closing, the Purchaser shall cease all use of the Seller Trademark on inventory of printed matter constituting Business Products.

(ii) Printed Promotional Materials. As soon as reasonably practicable after the Closing, but in any event, no later than six (6) months after the Closing, the Purchaser shall deplete the printed labelling, stationery, brochures, packaging, leaflets, forms, supplies, displays, signage, vehicles, advertising and promotional materials, manuals and other materials existing as of the Closing that bear any Seller Trademark or remove, destroy or sticker over any Seller Trademark from the foregoing.

(iii) Digital Business Products and Materials Not on Customer Servers. As soon as reasonably practicable after the Closing but in any event no later than eighteen (18) months after the Closing, the Purchaser shall remove all instances of the Seller Trademark from all digitized Business Products, websites, mobile applications, source codes, programs and other online materials and from all online signage and other displays in the Purchaser’s ownership, possession or control; provided, however, that (A) Purchaser shall not be obligated to remove the Seller Trademark from any copy of a Business Product which resides on any customer’s server or is otherwise within the control of a customer, (B) the Purchaser shall remove the Seller Trademark from home pages and entry screens for the Business Products by no later than six (6) months after the Closing, (C) the Purchaser shall not employ or shall remove, the Seller Trademark from any new releases of any Business Product or any materially revised version of any Business Product issued or distributed after Closing, and (D) nothing contained in this Section 6.24 shall obligate or require the Purchaser to remove, alter, revise or obliterate the Seller Trademark from any archival materials or documents or materials that are not consumer-facing.

(iv) Scholastic Reading Counts and Scholastic Reading Inventory. The Purchaser shall use commercially reasonable efforts to rebrand “Scholastic Reading Counts” and “Scholastic Reading Inventory” with a brand that does not use the Seller Trademarks as soon as practicable and, in any event, by no later than six (6) months following the Closing Date and, by the end of such six (6) month period, employ and use the new brand for these two (2) Business Products in the Purchaser’s marketing and sales of such Business Products; provided, however, that the Purchaser shall still have the right to use the Seller Trademarks in the manner and for the time periods set forth in Section 6.23(a)(i) through Section 6.23(a)(iii) and subject to Section 6.23(a)(v).

(v) Notwithstanding anything contained in this Section 6.23, the Purchaser shall not be required to remove or cease use of the Seller Trademarks in any Business Products to the extent that such action would constitute a breach of any customer contract or obligation in existence or outstanding as of the Closing.

(b) Any use by the Purchaser of the Seller Trademark during the limited license periods provided in this Section 6.23 shall be (i) solely in connection with goods, products and services that are (A) the type of goods, products and services with respect to which the Sellers were using the Seller Trademark at the time of the Closing, in all cases, solely Related to the Business (and specifically excluding the Sellers’ Other Businesses and the Excluded Assets) and (B) of a quality at least as high as the quality of goods, products and services provided by the Seller in respect of the Business immediately prior to the Closing, and (ii) subject to all style and other usage guidelines in effect for the Seller Trademark immediately prior to the Closing.

(c) All goodwill associated with the use by the Purchaser of the Seller Trademark shall inure solely to the benefit of the Sellers or their Affiliates, as applicable. Following the Closing, neither the Purchaser nor any of its Affiliates shall contest the validity or ownership of any of the Seller Trademark or adopt or employ the Seller Trademark (or any variation or derivative thereof) or any other mark that is confusingly similar thereto (other than the limited use permitted under this Section 6.23). The Sellers acknowledge and agree that the Purchaser may adopt replacement trademarks and trade names for use in the Business Products using the non-Scholastic word components contained in Seller Trademarks (“Related Terms”). The Sellers give no representations, warranties or other assurances that the Purchaser has the right to use or protect such Related Terms.

Section 6.24 Replacement of Seller Bonds. On or prior to the Closing Date, the Purchaser shall replace the Seller Bonds effective as of the Closing Date. To the extent that the Seller Bonds are not yet replaced by the Purchaser in accordance with this Section 6.24 on or prior to the Closing Date, the Purchaser may deliver one or more back-up letters of credit to the Sellers until such Seller Bonds are replaced (it being understood that the Purchaser shall be entitled to reduce the amount of such back-up letters of credit from time to time to the extent portions of such Seller Bonds are replaced). The parties shall provide reasonable cooperation to permit the Purchaser to replace the Seller Bonds and to have such Seller Bonds returned to the Sellers.

Section 6.25 Reimbursement of Rent. After the Closing Date, the Purchaser shall reimburse the Sellers for one-half (1/2) of the rent and any other amounts actually paid by the Sellers pursuant to the terms of the Allston Lease (net of any subleasing proceeds received by the Sellers) or otherwise reasonably incurred in connection with the premises covered by the Allston Lease for the period commencing from the Closing Date until the earlier of (a) the termination of the current term of the Allston Lease (without any renewal) and (b) the assignment of the Allston Lease to a third party; provided, however, that the Sellers shall be solely responsible for payments under the Allston Lease for any late charge, interest, penalty or any other similar amount by reason of its default, action or failure of action under the Allston Lease. The Purchaser shall be entitled to a pro-rata share of any abatements, set-offs, refunds or other similar payments made to the Sellers on account of the Allston Lease for any period following the Closing Date.

Section 6.26 Notification of Certain Matters. During the Interim Period, the Sellers shall promptly notify (a “Disclosed Matter Notice”) the Purchaser in writing of any matter that occurs during the Interim Period that would cause any representation or warranty of the Sellers to not be true and correct in all material respects (any such matter, a “Disclosed Matter”), setting forth the details of such matter and the specific representation or warranty that such matter affects. The Purchaser and the Sellers acknowledge and agree that notwithstanding the delivery of a Disclosed Matter Notice, no Disclosed Matter shall be taken into account or otherwise amend or affect the representations, warranties, covenants or agreements of the parties hereto, except that if the Purchaser waives the closing condition set forth in Section 7.9 and the Closing occurs after the delivery of a Disclosed Matter Notice, then the Disclosed Matter set forth in such Disclosed Matter Notice shall be deemed to be a part of the Disclosure Letter corresponding to the underlying representation or warranty to which the Disclosed Matter relates for purposes of Article X.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER

The obligations of the Purchaser to consummate the Closing are subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions as of the Closing Date:

Section 7.1 Representations and Warranties. Each of (a) the Seller Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, and (b) the representations and warranties of the Sellers set forth in Article IV (other than those that are subject to clause (a)) shall be true and correct in all respects (ignoring and disregarding all materiality and Material Adverse Effect qualifications set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, except where such inaccuracy of a representation or warranty (individually or when aggregated with other such inaccuracies of representations or warranties) would not reasonably be expected to have a Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (a) or (b), as applicable) only as of such date or period.

Section 7.2 Covenants and Agreements. The Sellers and their Affiliates shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

Section 7.3 Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance or effect that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

Section 7.4 Officer’s Certificate. The Parent Seller (on behalf of itself and all of the other Sellers) shall have delivered to the Purchaser a certificate, signed by an executive officer of the Parent Seller and dated as of the Closing Date, certifying the matters set forth in Section 7.1, Section 7.2 and Section 7.3.

Section 7.5 HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated.

Section 7.6 Legal Prohibition. No Law shall be in effect and no Order shall have been entered, in each case which (a) restrains, enjoins or prohibits the performance of all or any part of this Agreement or any other Transaction Document or the consummation of all or any part of the Contemplated Transactions, (b) declares unlawful any of the Contemplated Transactions, or (c) would cause any of such Contemplated Transactions to be rescinded.

Section 7.7 Closing Deliveries. The Sellers shall have executed and delivered to the Purchaser each of the documents set forth in Section 3.2(a), and delivered to the Purchaser each other deliverable referred to in Section 3.2(a).

Section 7.8 Required Consents. The Sellers shall have obtained and delivered to the Purchaser all of the Required Consents.

Section 7.9 Disclosed Matter Notice. The Sellers shall not have delivered any Disclosed Matter Notice to the Purchaser which report, identify or describe any matter, development or circumstance that is materially adverse to the Business.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLERS

The obligations of the Sellers to consummate the Closing are subject to the satisfaction (or waiver by the Parent Seller in writing) of the following conditions as of the Closing Date:

Section 8.1 Representations and Warranties. Each of (a) the Purchaser Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, and (b) the representations and warranties of the Purchaser set forth in Article V

(other than those that are subject to clause (a)) shall be true and correct in all respects (ignoring and disregarding all materiality and material adverse effect qualifications set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, except where such inaccuracy of a representation or warranty (individually or when aggregated with other such inaccuracies of representations or warranties) would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to consummate the Contemplated Transactions; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (a) or (b), as applicable) only as of such date or period.

Section 8.2 Covenants and Agreements. The Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

Section 8.3 Officer’s Certificate. The Purchaser shall have delivered to the Parent Seller a certificate, signed by an executive officer of the Purchaser and dated as of the Closing Date, certifying the matters set forth in Section 8.1 and Section 8.2.

Section 8.4 HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated.

Section 8.5 Legal Prohibition. No Law shall be in effect and no Order shall have been entered, in each case which (a) restrains, enjoins or prohibits the performance of all or any part of this Agreement or any other Transaction Document or the consummation of all or any part of the Contemplated Transactions, (b) declares unlawful any of the Contemplated Transactions, or (c) would cause any of such Contemplated Transactions to be rescinded.

Section 8.6 Closing Deliveries. The Purchaser shall have executed and delivered to the Parent Seller each of the documents set forth in Section 3.2(c), and paid or delivered to the Parent Seller each other deliverable referred to in Section 3.2(b).

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(a) by the mutual written consent of the Purchaser and the Parent Seller upon written notice to the other party hereto;

(b) by the Purchaser (if it is not in material breach of its representations, warranties or covenants under this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied), upon written notice to the Parent Seller, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of any Seller contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Purchaser or cured by the Sellers within thirty (30) days after receipt by the Parent Seller of written notice thereof from the Purchaser or is not reasonably capable of being cured prior to the Termination Date;

(c) by the Parent Seller (if no Seller is in material breach of its representations, warranties or covenants under this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied), upon written notice to the Purchaser, if there has been a material violation, breach or inaccuracy of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement, which violation, breach or inaccuracy would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied, and such violation, breach or inaccuracy has not been waived by the Parent Seller or cured by the Purchaser within thirty (30) days after receipt by the Purchaser of written notice thereof from the Parent Seller or is not reasonably capable of being cured prior to the Termination Date;

(d) by the Purchaser or the Parent Seller, upon written notice to the other parties hereto, if the Contemplated Transactions have not been consummated on or before August 21, 2015 (the “Termination Date”); provided, neither party shall be entitled to terminate this Agreement pursuant to this Section 9.1(d) if such party’s willful breach of this Agreement has been the proximate cause of the failure of the Contemplated Transactions to have been consummated on or prior to such Termination Date;

(e) by either the Purchaser or the Parent Seller, upon written notice to the other parties hereto, if a court of competent jurisdiction or any other Governmental Authority shall have issued a final, non-appealable Order or Law preventing or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(f) by either the Purchaser or the Parent Seller, if (i) the Closing shall not have occurred on or before the Termination Date, (ii) all of the conditions set forth in Article VII and Article VIII have been satisfied at the time of such termination (other than conditions that, either (A) by their nature, are to be satisfied at the Closing (and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) or (B) the failure of which to be satisfied is attributable primarily to a material breach by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement), (iii) the Sellers have notified the Purchaser in writing that all conditions with respect to the Sellers’ obligation to effect the Closing set forth in Article VIII, other than those conditions that, by their nature, are to be satisfied at the Closing, have been satisfied (or that the Sellers would be willing to waive any such unsatisfied conditions) and the Sellers are ready, willing and able to effect the Closing at the time of termination, and (iv) the Debt Financing has not or cannot be funded on or before the date by which the Closing is required to be consummated pursuant to Section 3.1.

Section 9.2 Survival After Termination. If this Agreement is terminated by the parties in accordance with Section 9.1 hereof, this Agreement shall become void and of no further force and effect; provided, however, that the provisions of this Section 9.2 and Article XI shall survive the termination of this Agreement and that nothing herein shall relieve any party hereto from any Liability for fraud or any breach of the provisions of this Agreement prior to such termination.

Section 9.3 Reverse Termination Fee.

(a) If this Agreement is validly terminated by either the Purchaser or the Parent Seller pursuant to Section 9.1(f), then within five (5) Business Days after the date of such termination, the Parent Seller may elect, in lieu of exercising any other remedy provided for under this Agreement, to request in writing that the Purchaser pay the Reverse Termination Fee to the Parent Seller. If the Parent Seller delivers such written notice requesting the Reverse Termination Fee, the Purchaser shall pay, within five (5) Business Days after receipt of such written notice, the Reverse Termination Fee in cash by wire transfer to the Parent Seller in accordance with wire instructions provided by the Parent Seller in such written notice.

(b) The Purchaser acknowledges that the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions and that, without these agreements, the Parent Seller would not enter into this Agreement. Accordingly, if the Purchaser fails to pay the Reverse Termination Fee due pursuant to this Section 9.3 upon request by the Parent Seller and, in order to obtain such payment, the Parent Seller commences an Action that results in a judgment against the Purchaser for the Reverse Termination Fee, the Purchaser shall pay to the Parent Seller its fees, costs and expenses (including reasonable attorneys’ fees, costs and expenses) in connection with such Action, together with interest on the Reverse Termination Fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus five percent (5%).

(c) The parties hereto further acknowledge and agree that the payment of the Reverse Termination Fee and the interest thereon by the Purchaser specified in this Section 9.3 is not a penalty, but is liquidated damages in a reasonable amount that will compensate the Parent Seller in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Contemplated Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary set forth in this Agreement, if the Parent Seller elects to receive and is paid the Reverse Termination Fee, such payment shall constitute the sole and exclusive remedy of the Sellers and their Affiliates against the Purchaser or any of its former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Purchaser Related Parties”) for all Losses suffered as a result of the failure of the Contemplated Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, other than any damages arising out of fraud. Notwithstanding anything contained herein to the contrary, it is explicitly agreed that the Parent Seller shall not be required to elect to request the Reverse Termination Fee and shall be entitled to instead obtain an injunction, specific performance or other appropriate form of equitable relief to cause the Purchaser to consummate the Contemplated Transactions, but under no circumstances shall the Parent Seller be permitted or entitled to receive both a grant of specific performance and payment of the Reverse Termination Fee or permitted or entitled to receive any other remedy in the event this Agreement is validly terminated pursuant to Section 9.1(f).

Section 9.4 Debt Financing Sources. The Sellers and their Affiliates hereby agree that (a) in no event shall the Debt Financing Sources have any liability or obligation to the Sellers, any of their Subsidiaries or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing, any commitment letters or engagement letters relating thereto or the transactions contemplated hereby or thereby and (b) in no event shall the Sellers or any of their Affiliates or stockholders seek or obtain any other damages of any kind against any Debt Financing Source (including consequential, special, indirect or punitive damages). The provisions of this Section 9.4 shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its respective Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.4. Notwithstanding the foregoing provisions of this Section 9.4, such provisions will not limit the rights of the parties to the Debt Financing under the definitive Debt Financing agreements.

ARTICLE X

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival.

(a) Each representation and warranty contained herein and in any certificate delivered pursuant to this Agreement shall survive the Closing and continue in full force and effect until the date that is eighteen (18) months after the Closing Date (the “Release Date”); provided, that (i) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall survive indefinitely and (ii) the representations and warranties contained in Section 4.13 (Taxes) and in any certificate related to such representations and warranties shall survive until sixty (60) days following the expiration of the applicable statutory period of limitation (including all periods of extension, whether automatic or permissive) (the Release Date or such other date described above, the “Expiration Date”).

(b) Each covenant and agreement in this Agreement and in any certificate delivered pursuant to this Agreement shall survive in accordance with their respective terms or, if no survival period is specified, such covenants and agreements shall survive until the expiration of the applicable statute of limitations; provided, that covenants and agreements contained in Section 6.1 and Section 6.3(a) shall survive the Closing and continue in full force and effect until the date that is twelve (12) months after the Closing Date.

(c) Notwithstanding the foregoing provisions of this Section 10.1, if the Purchaser or the Parent Seller, as applicable, in good faith deliver written notice to the other party of a claim for indemnification for a breach of any representations, warranties, covenants or agreements set forth herein or in any certificate or document delivered pursuant to this Agreement (stating in reasonable detail, to the extent then known, the nature of, and basis for, any such claim for indemnification) prior to the Expiration Date, such claim shall survive until finally resolved or judicially determined.

Section 10.2 Indemnification of the Purchaser. Subject to the limitations set forth in this Article X, from and after the Closing, the Sellers, jointly and severally, shall indemnify and hold harmless, to the fullest extent permitted by Law, each of the Purchaser Indemnified Parties from, against and in respect of any Losses relating to, arising out of or resulting from any of the following without any duplication:

(a) any breach of, or any inaccuracy in, any representation or warranty made by any Seller in this Agreement (except for Section 4.13), in any other Transaction Document or in any certificate or document delivered with respect hereto or thereto;

(b) any breach or default in performance by any Seller of any covenant or agreement of such Seller contained in this Agreement, in any other Transaction Document or in any certificate or document delivered with respect hereto or thereto;

(c) any Excluded Liabilities or any Excluded Assets;

(d) (i) Taxes of the Sellers or the Transferred Subsidiaries for periods or portions thereof ending on or before the Effective Time (“Pre-Closing Taxes”) in excess of the amount of Taxes which are included as Current Liabilities and taken into account in determining the Purchase Price, (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Transferred Subsidiaries is or was a member on or prior to the Effective Time by reason of liability under Treasury Regulation §1.1502-6, Treasury Regulation §1.1502-78 or comparable provision of foreign, state or local Law, (iii) Taxes arising out or attributable to the Section 338(h)(10) Elections, (iv) any breach of a representation or warranty set forth in Section 4.13, (v) any breach of any covenant or agreement with respect to Taxes hereunder, and (vi) one-half of Transfer Taxes; provided, however, that the Sellers shall not indemnify and hold harmless each of the Purchaser Indemnified Parties from (x) any Liability for Taxes to the extent directly attributable to a Purchaser Tax Act, (y) any Liability for Transfer Taxes for which the Purchaser is responsible pursuant to Section 6.3(c), or (z) Taxes directly attributable to a breach by the Purchaser or its Affiliate of any of its covenants or agreements with respect to Taxes in this Agreement;

(e) any noncompliance with any bulk sales or fraudulent transfer Laws in connection with the Contemplated Transactions; and/or

(f) any Covered Claims in accordance with the provisions of Schedule 10.2(f) of the Disclosure Letter.

Section 10.3 Indemnification of the Seller. Subject to the limitations set forth in this Article X, from and after the Closing, the Purchaser shall indemnify and hold harmless, to the fullest extent permitted by Law, each of the Sellers Indemnified Parties from, against and in respect of any Losses based upon, arising out of or resulting from any of the following without any duplication:

(a) any breach of, or inaccuracy in, any representation or warranty made by the Purchaser in this Agreement, in any other Transaction Document or in any certificate or document delivered with respect hereto or thereto;

(b) any breach or default in performance by the Purchaser of any covenant or agreement of the Purchaser contained in this Agreement, in any other Transaction Document or in any certificate or document delivered with respect hereto or thereto;

(c) any Assumed Liabilities or the Transferred Assets; and/or

(d) (i) Taxes of the Transferred Subsidiaries or with respect to the Transferred Assets or the Business for periods (or portions thereof) beginning after the Closing Date, other than any such Taxes for which the Sellers are required to indemnify the Purchaser or its Affiliates under Section 10.2(d); (ii) one-half of any Transfer Taxes; (iii) Taxes of the Sellers (or their Affiliates) directly attributable to a Purchaser Tax Act; and (iv) Taxes of the Sellers (or their Affiliates) directly attributable to any breach by the Purchaser or its Affiliates (including any Transferred Subsidiary after the Effective Time) of any covenant or other agreement with respect to Taxes hereunder (such Taxes described in this Section 10.3(d), the “Assumed Taxes”).

Section 10.4 Limitations.

(a) Notwithstanding any other provision of this Agreement, other than as set forth on Schedule 10.2(f) of the Disclosure Letter, (i) the Sellers shall not have any obligation to indemnify any Purchaser Indemnified Party pursuant to Section 10.2(a) (x) unless the Losses incurred or sustained by the Purchaser Indemnified Parties for a breach or group of breaches relating to the same claim or incident or series of similar claims or incidents exceed $75,000 (the “De Minimis Amount”) and (y) unless and until, and only to the extent that, the aggregate amount of all such individual Losses which are greater than the De Minimis Amount incurred or sustained by all Purchaser Indemnified Parties with respect to which the Purchaser Indemnified Parties are entitled to indemnification under Section 10.2(a) exceeds $3,250,000 (the “Threshold Amount”), whereupon the Sellers shall be liable for only such Losses in excess of the Threshold Amount, and (ii) the aggregate liability of the Sellers to indemnify the Purchaser Indemnified Parties for Losses under Section 10.2(a) shall in no event exceed

$57,500,000 (the “Cap”); provided, however, that the foregoing limitations set forth in this Section 10.4(a) shall not apply to a claim for indemnification to the extent such claim is based on a breach of any of the Seller Fundamental Representations or the Seller’s representations and warranties set forth in Section 4.29(a) (Sufficiency of Assets). The obligations of the Sellers, jointly and severally, to make any payment for a claim for indemnification under Section 10.2 prior to the Expiration Date to any Purchaser Indemnified Parties shall be satisfied: (A) first, from available amounts in the Escrow Fund in accordance with the terms of the Escrow Agreement, and (B) thereafter from the Sellers, jointly and severally, by wire transfer of immediately available funds to such Purchaser Indemnified Party. The parties hereto shall promptly, and in any event no later than five (5) Business Days after any Purchaser Indemnified Party is entitled to payments from the Escrow Fund pursuant to this Article X, cause the Escrow Agent to distribute such amounts from the Escrow Fund. For the avoidance of doubt, none of the limitations set forth in the first sentence of this Section 10.4(a) shall apply to the indemnification obligation of the Sellers pursuant to Section 10.2(b) through Section 10.2(f).

(b) Notwithstanding any other provision of this Agreement, (i) the Purchaser shall not have any obligation to indemnify any Seller Indemnified Party pursuant to Section 10.3(a) (x) unless the Losses incurred or sustained by the Seller Indemnified Parties for a breach or group of breaches relating to the same claim or incident or series of similar claims or incidents exceed the De Minimis Amount and (y) unless and until, and only to the extent that, the aggregate amount of all individual Losses which are greater than the De Minimis Amount incurred or sustained by all Seller Indemnified Parties with respect to which the Seller Indemnified Parties are entitled to indemnification under Section 10.3(a) exceeds the Threshold Amount, whereupon the Purchaser shall be liable for only such Losses in excess of the Threshold Amount, and (ii) the aggregate liability of the Purchaser to indemnify the Seller Indemnified Parties for Losses under Section 10.3(a) shall in no event exceed an amount equal to the Cap; provided, however, that the foregoing limitations set forth in this Section 10.4(b) shall not apply to a claim for indemnification to the extent such claim is based on a breach of any of the Purchaser Fundamental Representations. The obligation of the Purchaser to make any payment for a claim for indemnification under Section 10.3 prior to the Expiration Date to any Seller Indemnified Parties shall be satisfied by wire transfer of immediately available funds to such Seller Indemnified Party. For the avoidance of doubt, none of the limitations set forth in the first sentence of this Section 10.4(b) shall apply to the indemnification obligation of the Purchaser pursuant to Section 10.3(b) through Section 10.3(e).

(c) The computation of the amount of any indemnity payment required to be made pursuant to Article X shall be increased by the amount of the Tax cost, if any, and reduced by the amount of the Tax benefit, if any, as a result of incurring the Liability at issue, in each case only to the extent such Tax cost or benefit is actually realized by the indemnified party in the year that the indemnification payment is made, for the following taxable year. In computing the amount of any Tax cost or Tax benefit, the indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnification payment hereunder or the incurrence or payment of any indemnified Loss. Nothing in the foregoing shall provide the Sellers with any access or right to review any Tax Return of the Purchaser or any of its Affiliates.

Section 10.5 Limitation on Remedies. From and after the Closing, except with respect to claims arising from fraud and subject to Section 11.13 and except as otherwise provided in the Transaction Documents, the provisions of this Article X shall constitute the exclusive remedy for money damages in respect of breaches of representations, warranties, covenants and agreements contained in this Agreement, in any other Transaction Document or in any certificate, schedule or document delivered with respect hereto or thereto.

Section 10.6 Non-Third Party Claims.

(a) In order to seek indemnification under this Article X other than in connection with a Third Party Claim, any Person entitled to indemnification pursuant to this Article X (the “Indemnified Party”) shall deliver to the party or parties obligated to indemnify it pursuant to this Article X (the “Indemnifying Party”) written notice of such claim in reasonable detail in light of the circumstances then known to such Indemnified Party (a “Notice of Claim”); provided, that the failure of the Indemnified Party to provide such Notice of Claim shall not relieve the Indemnifying Party of its obligations hereunder, subject to the period during which the Indemnified Party can make claims under Section 10.1 (the “Claim Period”) not having expired, except to the extent that such failure to give notice shall prejudice any substantive defense available to the Indemnifying Party. As used herein, “Claimed Amount” means the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.

(b) Within thirty (30) days after delivery of a Notice of Claim (the “Review Period”), the Indemnifying Party shall deliver to the Indemnified Party a written response (the “Response”), in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive the Claimed Amount; (ii) agree that the Indemnified Party is entitled to receive part, but not all of the Claimed Amount (the “Agreed Amount”); or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(c) During the 30-day period following the delivery of a Response that reflects a dispute resulting from the Indemnifying Party disputing its liability in a Response for all or part of the Claimed Amount (a “Dispute”), the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, then the parties will resolve such Dispute in accordance with the provisions of Section 11.10 and Section 11.11.

(d) This Section 10.6 shall not apply to Tax Contests, which shall be governed by Section 10.8.

Section 10.7 Third Party Claims.

(a) Promptly after the receipt by an Indemnified Party of notice of the commencement of any Action by a third party (a “Third Party Claim”), such Indemnified Party shall, if a claim with respect thereto is to be made against the Indemnifying Party, give such Indemnifying Party written notice of such Third Party Claim in reasonable detail in light of the circumstances then known to such Indemnified Party (a “Third Party Claim Notice”); provided, that the failure of the Indemnified Party to provide such notice shall not relieve the Indemnifying Party of its obligations hereunder, subject to the Claim Period not having expired, except to the extent that such failure to give notice shall prejudice any substantive defense available to the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to assume the defense of any Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense; provided, the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed to defend or is failing to defend in good faith the Third Party Claim, or (iv) the Indemnifying Party has not acknowledged that such Third Party Claim is subject to indemnification pursuant to this Article X, within thirty (30) days after receipt of a Third Party Claim Notice. The Indemnifying Party shall have the right, at its sole cost and expense, to monitor the defense of any Third Party Claim, the defense of which it is not entitled to assume or control pursuant to this Section 10.7.

(c) If the Indemnifying Party assumes the defense of any Third Party Claim, (i) it shall not settle the Third Party Claim without the consent of the Indemnified Party unless the settlement shall include (A) no admission of liability on the part of any Indemnified Party and (B) an unconditional release of each Purchaser Indemnified Party or Seller Indemnified Party, as applicable, reasonably satisfactory to the Indemnified Party, from all liability with respect to such Third Party Claim, (ii) it shall indemnify and hold the Indemnified Party harmless from and against any Losses caused by or arising out of any settlement or judgment of such Third Party Claim and may not claim that it does not have an indemnification obligation with respect thereto, and (iii) the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, counsel separate from counsel employed by the Indemnifying Party; provided, that the fees, costs and expenses of such counsel shall be at the expense of the Indemnifying Party if the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

(d) The Indemnified Party shall not settle any Third Party Claim without the consent of the Indemnifying Party if the Indemnifying Party shall have any obligation as a result of such settlement (whether monetary or otherwise) unless such settlement is consented to in writing by the Indemnifying Party, such consent not to be unreasonably withheld or delayed.

(e) Each party hereto shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim. Any consent to be given by the Purchaser Indemnified Parties under this Section 10.7 shall be given by the Purchaser acting on behalf of the Purchaser Indemnified Parties and any consent to be given by the Seller Indemnified Parties under this Section 10.7 shall be given by the Parent Seller acting on behalf of the Seller Indemnified Parties.

(f) This Section 10.7 shall not apply to Tax Contests, which shall be governed by Section 10.8 nor shall it apply to Covered Claims, which shall be governed by Schedule 10.2(f) of the Disclosure Letter.

Section 10.8 Tax Contests.

(a) After the Closing Date, except as provided in Section 10.8(b) and Section 10.8(c) below, the Purchaser shall control the conduct, through a counsel of its own choosing, of any Tax Contest that is Related to the Business or relates to the Transferred Assets (including the Transferred Subsidiaries).

(b) The Purchaser shall notify the Sellers within ten (10) business days of a Tax Contest for a Pre-Closing Tax Period with respect to a Transferred Subsidiary or that directly relates to the Business. With respect to any Tax Contest relating (i) solely to a Pre-Closing Tax Period for which the Sellers would have an indemnification obligation hereunder or (ii) to Consolidated Taxes, the Sellers may choose in their sole discretion to control all proceedings and may make all decisions taken in connection with any such Tax Contest (including selection of counsel), and, without limiting the foregoing, may, in their sole discretion, pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Governmental Authority with respect thereto, and may, in their sole discretion, either pay the applicable Tax Liability and sue for a refund or contest the Tax at issue in such Tax Proceeding. Notwithstanding the foregoing, the Parent Seller shall keep the Purchaser reasonably advised during any such Tax Contest, and shall not settle, compromise or concede any portion of such Tax Contest that is reasonably likely to have an adverse effect on the Transferred Subsidiaries or with respect to the Business for any taxable year (or portion thereof) beginning after the Effective Time without the consent of the Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned. If the Parent Seller fails to assume control of the conduct of any such Tax Contest within a reasonable period following the receipt by the Parent Seller of notice of such proceeding, the Purchaser shall have the right to assume control of such Tax Contest and to settle, compromise and/or concede such proceeding in its sole discretion.

(c) In the case of a Tax Contest after the Closing Date that relates to both Taxes of the Transferred Subsidiaries and the Business (other than Consolidated Taxes, which shall be governed by Section 10.8(b) above) for both a

Pre-Closing Tax Period for which the Sellers would have an indemnification obligation hereunder and a Tax period (or portion thereof) that ends after the Effective Time, the Parent Seller and the Purchaser shall jointly control the conduct of such Tax Contest, and neither the Parent Seller nor the Purchaser shall settle, compromise and/or concede such proceeding, or shall permit any of their Affiliates to do so, without the consent of the other party, such consent, in each case, not to be unreasonably withheld, conditioned, or delayed.

Section 10.9 Payments.

(a) Any payment pursuant to a claim for indemnification under this Article X shall be made no later than two (2) Business Days following the last day of the Review Period, unless the claim is subject to defense as provided in Section 10.7 above, in which case payment shall be made not later than two (2) Business Days after the amount of the claim is finally determined by written agreement between the Indemnifying Party and the Indemnified Party or a nonappealable judgment of a court of competent jurisdiction. In addition, such Party shall reimburse the other Party for any costs or expenses of any nature or kind whatsoever (including all reasonable attorneys’ fees) incurred in seeking to collect any such Losses to which it is entitled. Any indemnification payment pursuant to this Article X which is not made when due shall bear interest at five percent (5%) per annum from the date due until paid or, if less, the maximum rate permitted by applicable usury laws. Interest on any such unpaid amount shall be compounded monthly, computed on the basis of a 360-day year and shall be payable on demand. Any amounts payable under Article X shall be treated by the Purchaser and the Sellers as adjustments to the Purchase Price (including for applicable Tax purposes), unless otherwise required by applicable Law.

(b) The Escrow Amount shall be available to satisfy all claims for indemnification of Losses brought by a Purchaser Indemnified Party after such Losses have been finally determined in accordance with Article X and Section 10.9(a) above. After the Escrow Amount has been fully released from the Escrow Fund pursuant to the terms of the Escrow Agreement, a Purchaser Indemnified Party shall assert claims for indemnification of Losses directly against the Sellers, subject to the limitations set forth in this Agreement.

Section 10.10 Mitigation. Each Indemnified Party will use its commercially reasonable efforts to mitigate any Losses with respect to which it may be entitled to seek indemnification pursuant to this Agreement; provided, however, that, for the purpose of mitigating any such Losses, no Indemnified Party shall be required to (a) incur any material out-of-pocket costs or expenses or pay any other material amounts to third parties, except to the extent that the Indemnifying Party has acknowledged in writing that such costs, expenses or other amounts constitute indemnifiable Losses hereunder or (b) make any claims (other than claims under then-existing insurance policies) or initiate any legal proceedings against third parties.

Section 10.11 Additional Matters. For purposes of calculating the amount of any Losses under this Article X, (but not for determining the existence of any breach,

misrepresentation or inaccuracy with respect to any representation or warranty of any Sellers), any qualification as to materiality or Material Adverse Effect set forth in any such representation or warranty shall be disregarded. The right to indemnification, payment of Losses or other remedies based on any representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered with respect hereto will not be affected by any investigation conducted with respect to, or any knowledge or information acquired (or capable of being acquired) by any party at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

Section 10.12 LIMITATION ON LIABILITY. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT TO THE CONTRARY, IN NO EVENT WILL ANY PARTY OR ANY OF ITS AFFILIATES BE LIABLE FOR (A) ANY SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES OR (B) INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, LOSS OF GOODWILL OR LOST SALES), IN EACH CASE ARISING OUT OF THE CONDUCT OF SUCH PARTY PURSUANT TO THIS AGREEMENT OR BREACH OF SUCH PARTY’S REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS UNDER THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENTS, REGARDLESS OF WHETHER THE NONPERFORMING PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR NOT; PROVIDED, HOWEVER, THAT ANY SUCH DAMAGES OF THIRD PARTIES THAT ARE AN ELEMENT OF A THIRD PARTY CLAIM SUBJECT TO INDEMNIFICATION UNDER THIS AGREEMENT TO THE EXTENT DETERMINED BY A COURT OF COMPETENT JURISDICTION TO BE THE RESPONSIBILITY OF A PARTY AND ACTUALLY PAID BY SUCH PARTY WILL CONSTITUTE IDENTIFIABLE DAMAGES UNDER THIS AGREEMENT AND DIRECT DAMAGES BETWEEN THE PARTIES.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Fees, Costs and Expenses. Except as otherwise expressly provided herein, the Sellers, on the one hand, and the Purchaser, on the other hand, shall pay all of their own fees, costs and expenses in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the Contemplated Transactions, including, in the case of the Sellers, all Transaction Expenses of the Sellers and their Affiliates.

Section 11.2 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Purchaser and each of the Sellers.

Section 11.3 Entire Agreement. This Agreement including the Schedules and Exhibits attached hereto, which are deemed for all purposes to be part of this Agreement, the other Transaction Documents and the other documents, delivered pursuant to this Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Sellers and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter.

Section 11.4 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

Section 11.5 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the party for whom it is intended, (b) if delivered by facsimile with receipt confirmed, or (c) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:

Notices to the Purchaser:

Houghton Mifflin Harcourt Publishing Company

222 Berkley Street

Boston, Massachusetts 02116

Attention: William F. Bayers

Executive Vice President, General Counsel & Secretary

Facsimile: (617) 351-1125

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: John C. Kennedy, Esq.

                 Tarun M. Stewart, Esq.

Facsimile: (212) 757-3990

Notices to the Sellers:

Scholastic Corporation

557 Broadway

New York, New York 10012

Attention: Andrew S. Hedden

Executive Vice President, General Counsel

Facsimile: (212) 343-6701

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York 10018

Attention: Thomas J. Rice, Esq.

                 Carol Stubblefield, Esq.

Facsimile: (212) 310-1647

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 11.5.

Section 11.6 Exhibits and Schedules. The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

Section 11.7 Waiver. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 11.8 Binding Effect; Assignment. Subject to the following sentence, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any party without the prior written consent of the Purchaser (in the case of any assignment by any Seller) or the Parent Seller (in the case of any assignment by the Purchaser), and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, however, that without the written consent of any party hereto, (a) the Purchaser may assign its rights and obligations to any of its Affiliates and (b) at Closing, the Purchaser may assign its rights hereunder as collateral security to any Debt Financing Source or other financing source of the Purchaser or an Affiliate of Purchaser, which rights may be further assigned or transferred in connection with the exercise of rights or remedies by such Debt Financing Source or other financing source, but no assignment pursuant to subsections (a) or (b) shall relieve the Purchaser of any liability hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns.

Section 11.9 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person not a party or a permitted assignee of a party to this Agreement, except for the rights of the Debt Financing Sources pursuant to this Section 11.9 and Section 9.4, Section 11.8, Section 11.11(b) and Section 11.12 (who are intended third party beneficiaries thereunder and are intended to be the only third party beneficiaries thereunder).

Section 11.10 Governing Law and Jurisdiction. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

Section 11.11 Consent to Jurisdiction and Service of Process.

(a) The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Contemplated Transactions shall be brought in any state or federal court located in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.5 shall be deemed effective service of process on such party.

(b) Notwithstanding anything in Section 11.11(a) to the contrary, each of the Sellers and the Purchaser agrees that it will not bring or support any legal Action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to this Agreement or any Contemplated Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof). The provisions of this Section 11.11(b) shall inure to the benefit of, and be enforceable by, each Debt Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 11.11(b).

Section 11.12 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. THE PROVISIONS OF THIS SECTION 11.12 SHALL INURE TO THE BENEFIT OF, AND BE ENFORCEABLE BY, EACH DEBT FINANCING SOURCE, ITS AFFILIATES AND THEIR RESPECTIVE SUCCESSORS AND PERMITTED ASSIGNS, EACH OF WHICH IS INTENDED TO BE AN EXPRESS THIRD PARTY BENEFICIARY OF THIS SECTION 11.12.

Section 11.13 Specific Performance. Subject to Section 9.3, the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof and to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 11.14 No Recourse. Without limiting any other provision of this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, their respective successors and permitted assigns, and no former, current or future officers, directors, managers, employees, equityholders, managers, members, partners, agents or representatives of the Sellers or the Purchaser, in each case who is not a party to this Agreement, shall have any liability for any obligations of the parties hereto or for any claim based on, in respect of, or by reason of, the Contemplated Transactions.

Section 11.15 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties as closely as possible in a reasonably acceptable manner so that the Contemplated Transactions may be consummated as originally contemplated to the fullest extent possible.

Section 11.16 Counterparts. This Agreement may be signed in any number of counterparts (including via facsimile or pdf) with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

HOUGHTON MIFFLIN HARCOURT PUBLISHING COMPANY

By:	/s/ William F. Bayers
Name:	William F. Bayers
Title:	Executive Vice President, General Counsel & Secretary
SCHOLASTIC CORPORATION

By:	/s/ Richard Robinson
Name:	Richard Robinson
Title:	Chief Executive Officer and President
SCHOLASTIC INC.

By:	/s/ Richard Robinson
Name:	Richard Robinson
Title:	Chief Executive Officer and President

EXHIBIT G

FORM OF TRANSITION SERVICES AGREEMENT

dated as of [●], 2015

by and between

SCHOLASTIC INC.

(as the Seller)

and

HOUGHTON MIFFLIN HARCOURT PUBLISHING COMPANY

(as the Purchaser)

i

(Continued)

ii

(Continued)

SCHEDULES

Schedule 1	Services
Schedule 2	Service Levels
Schedule 3	Contact Persons

iii

FORM OF TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”) is dated as of [●], 2015, by and between Scholastic Inc., a New York corporation (the “Seller”), and Houghton Mifflin Harcourt Publishing Company, a Massachusetts corporation (the “Purchaser”).

RECITALS

WHEREAS, the Parties have entered into the Asset Purchase Agreement, dated as of April 23, 2015 (the “Purchase Agreement”), pursuant to which, among other things, the Seller and its Affiliates are transferring to the Purchaser the Business; and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement and upon the terms and subject to the conditions set forth in this Agreement, the Seller is willing to provide, or cause to be provided, to the Purchaser and/or its Affiliates certain services currently provided by the Seller and/or its Affiliates to the Business commencing as of the Closing Date.

NOW, THEREFORE, in consideration of the foregoing and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Purchase Agreement. In addition, the following capitalized terms, whenever used herein, shall have the following meanings for all purposes of this Agreement:

“Confidential Information” means any financial, technical, sales, marketing, development and personnel information, records and data, including customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information of a Party that is not available to the general public. Confidential Information of the Purchaser includes Confidential Information concerning the Business (including any Personal Data collected, stored, processed and used in connection therewith).

“Invoice” means a monthly invoice provided by each Provider to the applicable Recipient setting forth each of the Services provided by such Provider to such Recipient during the prior calendar month together with a calculation of the Service Charge payable in respect thereof.

“Party” means each of the Seller and the Purchaser.

“Provider” means, with respect to any service provided pursuant hereto, the Seller or its applicable Affiliates providing such services.

“Recipient” means, with respect to any service provided pursuant hereto, the Purchaser or its applicable Affiliates receiving such services.

“Service Charges” means the charges to be paid by each Recipient to the applicable Provider in connection with this Agreement as specified in Schedule 1.

“Services” means the services to be provided (or caused to be provided) by the Seller and/or its Affiliates, in each case, as described in Schedule 1 and performed at substantially the same level and scope that such services were provided by the Seller and/or its Affiliates to the Business prior to the Closing Date, except to the extent such services are limited or changed pursuant to this Agreement, and as such services may be amended from time to time in accordance with the terms hereof.

“Third Party Software” means Software owned by a third party and that is licensed to the Seller and/or any of its Affiliates, used by the Business immediately prior to the Closing but not included in the Transferred Assets.

“Third Party Software Vendor” means any third party that provides or licenses Third Party Software.

Section 1.2 Other Capitalized Terms. The following terms shall have the meanings specified in the indicated section of this Agreement:

Term	Section
Discloser	X
Indemnified Party	XI
Indemnifying Party	XI
Term	XII
Agreement	Preamble
Purchaser	Preamble
Seller	Preamble
Purchase Agreement	Recitals
Additional Service	2.4
Service Modification	2.4
Works	3.1
Contact	6.2
Service Termination Notice	13.1
Clean Order	17.17
Orders	17.17

Section 1.3 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

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(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Article, Section, Subsection, Recital or Schedule shall refer, respectively, to Articles, Sections, Subsections, Recitals or Schedules of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to (i) refer to Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time, and (ii) include any rules and regulations promulgated thereunder;

(l) if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(m) “regular business hours” shall mean the hours from 8:00 a.m. Eastern Standard Time until 8:00 p.m. Eastern Standard Time; and

(n) the phrase “the date hereof” shall refer to [●], 2015.

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ARTICLE II

SERVICES

Section 2.1 Services. Commencing as of the date hereof:

(a) Each applicable Provider shall provide the Services to the applicable Recipient in accordance with the terms and subject to the conditions of this Agreement (including any terms and conditions set forth in the applicable Schedules attached hereto).

(b) Each Provider shall make available all Third Party Software to the applicable Recipient, subject to the terms set forth in Article V.

(c) Each Provider shall provide (or cause to be provided) the applicable Services with at least the same degree of care, skill and diligence with which such Provider provided such services to the Recipient in the ordinary course of business during the twelve (12) month period prior to the date hereof. With respect to Services that are provided by or through any third parties, each Provider shall use commercially reasonable efforts to cause such third parties to continue to perform in the same manner and at the same service levels at which such Services were provided to the Provider in the ordinary course of business during the twelve (12) month period prior to the date hereof. If a Provider fails to perform in accordance with this provision, such Provider will (i) promptly investigate the root causes of the failure, (ii) use reasonable skill and care to resolve the root cause of the problem as soon as practicable (regardless of cause or fault) and (iii) advise the Recipient of the status as appropriate. Each Provider shall, at all times during the Term, provide sufficient resources and maintain sufficient personnel or employ the services of suppliers as appropriate to provide the Services in accordance with the terms of this Agreement.

Section 2.2 Generally Agreed Service Principles.

(a) The Parties acknowledge and agree that all of the Services will be provided to the Recipient at the substantially same level and scope as such Services were provided to the Business in the ordinary course of business prior to the Closing Date, except to the extent such Services are limited or changed pursuant to this Agreement, and as such Services may be amended from time to time in accordance with the terms hereof. The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of Services. The Purchaser acknowledges that the receipt of certain Services may be dependent on its employees responding to or providing information to the Seller and recognizes that to the extent the delivery of a Service is dependent on the action of such employee of the Purchaser, the Seller shall not be in default or in breach of its obligations to provide a Service to the extent the Purchaser’s employees have not provided the necessary information or assistance to the Seller. The Purchaser further acknowledges that the receipt of the Services is also dependent upon Business Employees employed by the Purchaser after the Closing Date continuing to perform their activities for or with respect to the Business. It is understood

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and agreed by each party that the performance of the Business Employees after the Closing Date is the sole responsibility of the Purchaser and, for purposes of this Agreement (including all schedules attached hereto) Sellers take no responsibility for the performance of such Business Employees after the Closing Date and it is further understood and agreed that the performance of such Business Employees after the Closing Date shall not constitute in any way Services of the Seller under this Agreement.

(b) The Seller will provide reasonable assistance to the Purchaser during the Term to transition the Business to the Purchaser and facilitating the communications described in Section 6.2. The Seller shall have no obligation to provide any additional consultations, services or assistance to the Purchaser except as set forth in this Agreement, Schedule 1 and the other Transaction Documents and except as it may otherwise agree in writing. The Parties shall use commercially reasonable efforts to complete the transition of the Business and cease the use of the Services by the 12 month anniversary of the Closing Date; provided¸ that each Party acknowledges that Services may be needed for the duration of the Term of this Agreement. Purchaser acknowledges that the Seller is not in the business of providing separation services and while Seller agrees to provide reasonable assistance to transition the Business to the Purchaser, Seller makes no representation or warranty as to the outcome or success of such assistance. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SELLER DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE SERVICES OR THE RESULTS OR OUTCOME OF SUCH ASSISTANCE, INCLUDING WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE.

(c) The Purchaser shall provide the Seller within two (2) Business Days of the end of the month any financial information required from the Purchaser to assist with the financial closing process. Assuming the Purchaser provides such information to the Seller within two (2) Business Days of the end of the month, the Seller shall provide a financial close for the Business within eight (8) Business Days.

(d) All Services will be provided on or with the Seller’s existing systems unless the Seller updates, replaces or substitutes such systems or accompanying hardware which the Seller may do in its sole discretion; provided, that to the extent such update, replacement or substitution is reasonably expected to have a material effect on the delivery or provisions of the Services, the Seller shall provide as much advance written notice as is practicable to the Purchaser of such update, replacement or substitution and shall discuss in good faith with the Purchaser a mutually agreeable time and manner to commence and conduct such update, replacement or substitution in order to minimize the effect on the Purchaser’s receipt of the Services. Each of the Parties reserves the right to make changes to its applications, systems and processes, provided, that in the event that such changes would reasonably be expected to affect the delivery of the Services or the Business, (i) the Party planning such change shall provide advance notice thereof to the other Party as soon as is reasonably practicable but no later than 30 days prior to the implementation of such change and (ii) if such changes would reasonably be expected to materially impact the Business or delivery

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of the Services, the Party planning such changes agrees to provide reasonable accommodations to the other Party to address such impact and to consider in good faith a mutually agreeable time to commence such change in order to minimize the expected adverse effect on the other Party. The Seller shall continue to make available to the Purchaser the performance, functionality and Services set forth on Schedule 1 and at the service levels set forth on Schedule 2 attached hereto in the event of any such changes; provided, that the Purchaser acknowledges that if it makes any material changes to its applications, systems or processes during the Term that are technologically incompatible with the Seller’s applications, systems or processes, such material changes may impair performance or the delivery of the Services. For the avoidance of doubt, no advance notice by the Seller to the Recipient will be required in the event of any emergency need for a change in the Services provided that the Services resume as soon as is practicable after the emergency ceases to exist. The Parties further acknowledge and agree that the Seller shall be under no obligation to create, purchase or otherwise acquire any new software, hardware, operating systems, reporting or data outputs; provided, that to the extent any of the foregoing is required for provision of the Services, the Seller shall not be relieved of its obligations to provide such Services.

(e) Seller shall not be responsible for any failure to perform the Services to the extent such failure is caused by: an act of war, hostility, or sabotage; act of God, pandemic, electrical, internet, telecommunication outage or other similar force majeure event outside of the reasonable control of the obligated party (each a “Force Majeure Event”). Seller shall use commercially reasonable efforts to mitigate the effect of any Force Majeure Event and restore any interrupted Services as soon as possible thereafter. This section does not excuse Seller’s obligation to take reasonable steps to follow its normal disaster recovery procedures.

(f) The Seller shall transfer to the Purchaser such historical data, current data (including data generated in the provisioning of Services during the Term), associated schema, data context and metadata and reports, in each case as included in the Transferred Assets. Such data, associated schema, metadata and reports shall be in the format the Seller presently generates for the Business and, other than the reports specifically set forth in Section 1C (Operations) of Schedule 1 or as reasonably necessary to extract and transfer such data to the Purchaser, the Seller shall have no obligation to collect, generate or provide to the Purchaser any new, updated or different data packets or reporting. Without limiting the foregoing, the Seller shall use its commercially reasonable efforts to separate data for the Business. The Purchaser acknowledges and agrees that data separation may not be commercially or technically feasible in all cases and that separation may result in more or broader data being provided to the Purchaser than was intended for inclusion in the Transferred Assets. The Purchaser shall be solely responsible for formatting data for use in its own systems.

(g) The Seller shall use commercially reasonable efforts to assist the Purchaser during regular business hours at mutually convenient times in respect of any “gap fit” analysis related to the future state data, processes, technologies or otherwise in order to determine future or incremental requirements of the Business.

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Section 2.3 Service Levels. The Seller shall provide the Services at the service levels set forth on Schedule 2 attached hereto, as applicable. A breach of the service levels set forth on Schedule 2 shall be deemed a breach of this Agreement but shall not in itself constitute evidence of any loss, cost or damages of or to the Purchaser; provided, that the foregoing shall not be deemed to amend Article XI or Section 6 of the Escrow Agreement.

Section 2.4 Modified Services and Additional Services. Each Recipient may, during the Term, (a) request to modify the terms and conditions relating to the performance of a previously agreed-upon Service by an applicable Provider in order to reflect, among other things, new findings after the Closing or new procedures or processes for providing such Service (a “Service Modification”) or (b) request that the applicable Provider provide additional services to the Recipient (an “Additional Service”), and, in each case, such Recipient shall deliver a written description of the proposed Service Modification or Additional Service to the applicable Provider, and such Provider shall reasonably consider all such requests in good faith. The Parties shall negotiate in good faith reasonable terms on which such Service Modification or Additional Service, as applicable, will be provided and the price thereof and the Service Modification or Additional Service, as applicable, will be deemed to form part of the Services and Schedule 1 shall be updated to reflect such addition.

Section 2.5 Maintenance and Shutdowns. Each Provider may, during the Term, suspend any Services it provides under this Agreement due to scheduled or emergency repairs, maintenance and/or modification. Suspension due to scheduled maintenance shall be included in the service level calculations to the extent scheduled during Business Hours. Seller shall provide notice to Purchaser reasonably in advance of regularly scheduled maintenance windows and Seller shall reasonably consider in good faith any objections that Purchaser may raise with respect to such scheduled maintenance window. To the extent practicable, each Provider shall notify the applicable Recipient in advance of any other Service suspension.

Section 2.6 Data Backup; System Security; Data Breaches. Each Party will maintain data backup and recovery procedures in connection with all of its systems used in performing or receiving the Services that are no less protective than the data backup and recovery procedures in effect prior to the Closing Date. Each Party will maintain and enforce physical, technical and logical security procedures with respect to the access and maintenance of any Confidential Information or Personal Data of the other Party that is in such Party’s possession in performing or receiving the Services, which procedures shall be no less protective of the Confidential Information or Personal Data than the physical, technical and logical procedures in effect prior to the Closing Date. Each Party will report to the other Party immediately any known or reasonably suspected data loss, breaches of security or unauthorized access to such other Party’s relevant systems that it detects or becomes aware of that affects the Confidential Information or Personal Data of the other Party, immediately act to prevent or mitigate the effects of such incident; provide the other Party with such logs, backups and other information as such other Party may reasonably request; notify the other Party of the status of all investigations of such incidents at reasonable intervals and upon such other Party’s

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request; and identify steps to prevent re-occurrence of the incident and report them to the other Party, with the costs of investigation, response and remedy to be borne by the Party responsible for the breach of security unless such incident is directly attributable due to the action or inaction of the other Party or a third party (such as a hacker), in which event the other Party shall reimburse such costs. Each Party shall cooperate with and follow the reasonable instructions of the other Party in investigating and responding to any such breach related to Personal Data of a Party in the possession of the other Party.

ARTICLE III

OWNERSHIP

Section 3.1 Ownership of Works. All work product that directly relates to the Business that is created or developed by one or more employees or consultants of the Seller or its Affiliates during the course of providing and as part of the Services to the Purchaser or any of its Affiliates hereunder and all Intellectual Property rights therein (other than any pre-existing Intellectual Property rights that may be contained therein) (the “Works”), shall be owned by the Purchaser. The Seller acknowledges and agrees that, to the fullest extent allowed by Law and subject to carve out for pre-existing Intellectual Property, all of the Works are “works made for hire,” as that phrase is defined in the Copyright Revision Act of 1976 (17 U.S.C. § 101), for the Purchaser. The Seller shall retain ownership of all other work product.

Section 3.2 Ownership of Data. To the extent directly related to the Business and subject to any commitments the Seller has to third parties, including data subjects, the Purchaser shall own all right, title and interest in and to all data generated specifically for the Purchaser or its Affiliates by the Seller, its Affiliates, and any suppliers in providing the Services to the Purchaser or any of its Affiliates, as applicable. To the extent not related to the Business, the Seller shall own all right, title and interest in and to all data generated by the Seller, its Affiliates, and any suppliers in providing the Services to the Purchaser or any of its Affiliates.

ARTICLE IV

LICENSES

Section 4.1 License by Recipient. Each Recipient hereby grants to each Provider and its Affiliates a royalty-free, non-exclusive, non-transferable, revocable, non-assignable, limited, as-is license, without the right to sublicense, during the Term to use the Intellectual Property owned by the Recipient solely to the extent necessary for the Provider to perform its obligations hereunder. For the avoidance of doubt, this license shall cease on the earlier of the expiration of this Agreement pursuant to Article XII or the termination of this Agreement pursuant to Article XIII.

Section 4.2 License by Provider. Each Provider hereby grants to each Recipient and its Affiliates a royalty-free, non-exclusive, non-transferable, revocable, non-assignable, limited, as-is license, without the right to sublicense, during the Term to

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use the Intellectual Property owned by the Provider solely to the extent necessary for the Recipient to receive the Services provided hereunder. For the avoidance of doubt, this license shall cease on the earlier of the expiration of this Agreement pursuant to Article XII or the termination of this Agreement pursuant to Article XIII.

ARTICLE V

THIRD PARTY SOFTWARE

Section 5.1 Sublicense by Provider. Subject to the other terms and conditions set out in this Agreement and obtaining any necessary consents or approvals from third parties, each Provider shall grant, or shall cause each of its relevant Affiliates to grant, to the extent required for the receipt of Services, the applicable Recipient a sublicense or other authorization to use the Third Party Software during the Term on the same basis and to the same extent as the Third Party Software was used by the Business immediately prior to the Closing. The applicable Provider shall use commercially reasonable efforts to obtain any consent or approval required to grant such sublicenses. Any sublicense granted or provided under this Section 5.1 shall be personal to such Recipient, non-exclusive, non-transferable, non-assignable and without a right to sublicense. Recipient shall comply with any and all terms, conditions and limitations applicable to such sublicenses or authorizations, including any usage limitations set forth in the applicable consents.

Section 5.2 Cooperation. To the extent that a Recipient requires the use or access to any Third Party Software after expiration of the Term, the applicable Provider shall assist the Recipient in obtaining its own right, whether pursuant to executing its own agreement with the applicable Third Party Software Vendor or otherwise, including by introducing the Recipient to such Third Party Software Vendor and facilitating communications between the Recipient and such Third Party Software Vendor.

ARTICLE VI

JOINT RIGHTS AND OBLIGATIONS

Section 6.1 Joint Rights and Obligations. Each of the Parties shall:

(a) comply with all Laws applicable to its performance of or receipt of Services under this Agreement, including all Privacy Laws applicable to Personal Data;

(b) (i) promptly notify the other Party of any material regulatory or compliance issue arising under this Agreement, including for the avoidance of doubt, any communications with regulators, (ii) keep the other Party informed of all discussions and correspondence with such regulators and (iii) follow the reasonable instructions of the other Party with regard to communications with such regulators and, in each case, both Parties shall cooperate in good faith to resolve any such issues or interactions with any regulator;

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(c) promptly provide to each applicable Provider or a relevant supplier any information and other assistance reasonably required for provision of the Services;

(d) use commercially reasonable efforts to cause those personnel whose decisions are necessary for the performance of the Services available at reasonable times during regular business hours for consultation on any matter relating to the Services;

(e) maintain (i) any facility, office or other space that is provided in connection with any Services provided under this Agreement in compliance in all material respects with any applicable Laws and in reasonable repair consistent with past practice and (ii) any material licenses and permits necessary or desirable with respect to such properties;

(f) have and maintain workers compensation and other employer insurance coverages for its employees, even when performing or receiving services at or from the premises of the other Party;

(g) comply with all relevant terms and conditions in an agreement with a Third Party Software Vendor and any consents or approvals relating to the use of Third Party Software sublicensed to an applicable Recipient under Section 5.1;

(h) reasonably cooperate in any security arrangements which an applicable Provider or an applicable Recipient reasonably deems necessary to prevent or redress unauthorized access to systems and data;

(i) reasonably cooperate with each other in the event of a security breach to determine the timing and manner of (i) notification to affected customers, employees and/or agents, as applicable, and (ii) disclosures to Governmental Authorities, if appropriate;

(j) use commercially reasonable efforts to prevent the introduction into the other Party’s systems of any software virus or other malicious code that might affect the Services or corrupt any data or applications on those systems; and

(k) cause representatives of the applicable Provider and the applicable Recipient to meet regularly or as necessary to discuss their respective information security and business continuity plans and procedures, to the extent that they control how such Provider will provide Services to such Recipient in a manner that complies with the confidentiality and information security obligations of this Agreement and all pertinent Schedules hereto (including network monitoring; incident response, reporting and forensics; and security standards and data destruction methods).

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Section 6.2 Contact Persons. Each Party shall identify and appoint a duly qualified individual (who shall have sufficient knowledge of the Services) to act as the primary point of operational contact with respect to this Agreement (the “Contact”). The names and telephone numbers of the initial Contacts are set forth on Schedule 3. Such Contacts shall meet (including by telephone) as mutually agreed between such Contacts but no less frequently than monthly to coordinate the Business transition, assess performance and resolve any issues under this Agreement, and to coordinate discussions between other organizational resources and their counterparts as needed. Each Party shall timely notify the other upon becoming aware of any actual or threatened claims, disputes or complaints from third parties (including customers or suppliers), any disruption or threatened disruption of Services, or any other difficulties or issues (including customer escalations; product non conformity with uptime, quality, laws or regulations; supplier performance issues; or business interruptions in whole or in part) arising in connection with the provision of Services under this Agreement. Each Party may change its Contact from time to time upon written notice to the other Party.

ARTICLE VII

INSURANCE

During the Term of this Agreement, each Party shall have and maintain insurance coverages that are substantially similar to or better than the insurance coverages in effect for such Party as of the Closing Date.

ARTICLE VIII

SERVICE CHARGES

Section 8.1 Service Charges. Each Recipient shall pay or cause its affiliates to pay the applicable Service Charges hereunder.

Section 8.2 Invoices.

(a) Each month, each Provider shall provide the applicable Recipient with an Invoice. All amounts shown on the Invoice shall be due and payable on or before the last business day of the month following the delivery of the applicable Services; provided, however, where invoiced amounts are based on estimates, the Parties will true up any underpayments or overpayment quarterly based on actuals. The Purchaser and the Seller shall each be responsible for paying (or causing to be paid) all Invoices rendered to their respective affiliated Recipients.

(b) Each Provider will provide to the applicable Recipient, on a monthly basis: (i) copies of Invoices or other legitimate requests for payment with regard to all Service Charges, along with receipts or other proofs of payment of such Service Charges; and (ii) an accounting for those costs incurred by such Provider in performing the Services applicable to the Service Charges. Any underpayment or overpayment will be trued up quarterly based on actuals to address any third party discounts, reimbursements or other variations.

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Section 8.3 Cash Collections by the Seller in Respect of Transferred Assets.

(a) Payments with respect to monies collected by the Seller related to the Transferred Assets shall be payable to the Purchaser by the fifteenth (15th) day of the month following the month of collection.

(b) For Accounts Receivable balances that arise subsequent to the Closing Date, such amounts shall be payable to the Purchaser by the fifteenth (15th) day of the month following the month of collection.

Section 8.4 Cash Payments by the Seller in Respect of Assumed Liabilities.

(a) Payments with respect to monies paid by the Seller related to the Assumed Liabilities shall be payable to the Seller by the fifteenth (15th) day of the month following the month of payment.

(b) For payable balances that arise subsequent to the Closing Date, such amounts shall be paid to the Seller by the fifteenth (15th) day of the month following the month of payment.

Section 8.5 Taxes. The Service Charges are exclusive of value added tax and other sales duties and taxes to be paid in relation to the provision of the Services which shall be added to Invoices at the appropriate rate.

Section 8.6 Net Settlement and Offset of Net Amounts Owed. From and after the Closing Date, the Parties agree that they will offset amounts due and payable between the parties under the Agreement as outlined in this Article VIII and settle all amounts due on a net basis.

ARTICLE IX

LIMITATION OF LIABILITY; BREACH; MITIGATION

Section 9.1 Disclaimer and Limitation of Liability. IN NO EVENT SHALL EITHER PARTY OR ITS RESPECTIVE AFFILIATES BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES, INCLUDING WITHOUT LIMITATION, LOST PROFITS, ARISING OUT OF OR CONNECTED IN ANY WAY WITH THIS AGREEMENT, EVEN IF SUCH PARTY OR ITS AFFILIATES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL THE AGGREGATE LIABILITY OF EITHER PARTY OR ITS RESPECTIVE AFFILIATES TO THE OTHER PARTY OR ITS AFFILIATES FOR ANY AND ALL DAMAGES ARISING UNDER OR RELATED TO THIS AGREEMENT EXCEED

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THE SERVICE FEES PAID OR PAYABLE HEREUNDER (PLUS, IN THE CASE OF THE PURCHASER, THE AMOUNT OF ANY UNRELEASED ESCROW AMOUNTS). THIS LIMITATION OF LIABILITY WILL NOT APPLY TO DAMAGES ARISING FROM A PARTY’S FRAUD OR WILLFUL MISCONDUCT.

Section 9.2 Breach; Mitigation. If a Party determines that the other Party is in breach of its obligations under this Agreement, it will so notify the other Party in writing and the other Party will have a period of ten (10) days after receipt of such notice in which to cure any such breach unless such breach is incapable of being cured within such time. In addition to the foregoing and notwithstanding anything to the contrary set forth in the Purchase Agreement, each Party agrees that it shall, in all circumstances, use commercially reasonable efforts to mitigate and otherwise minimize its damages and those of its Affiliates, whether direct or indirect, due to, resulting from or arising in connection with any failure by the other Party to comply fully with its obligations under this Agreement. Nothing in this Agreement waives or limits any provisions of the Purchase Agreement or contractual or extra-contractual rights or remedies available to either Party to protect Intellectual Property rights afforded the Party under any contracts or the laws of any jurisdiction, including trademarks and service marks.

ARTICLE X

CONFIDENTIAL INFORMATION

Each Party acknowledges that such Party will, in connection with this Agreement, receive Confidential Information of the other Party that is not available to the general public and that such Confidential Information may constitute, contain or include material non-public information of such Party. Except as otherwise required by applicable Law or the Purchase Agreement, from and after the date hereof, each Party on behalf of itself and each of its Affiliates, shall keep, and (a) shall cause its respective officers, directors, employees, independent contractors, agents, vendors, accountants, counsel, advisors and shareholders to whom Confidential Information is provided to keep, any Confidential Information of the other Party (such Party owning and providing the Confidential Information, the “Discloser”) obtained under this Agreement confidential, with at least the same degree of care that such Party applies to its own Confidential Information pursuant to its applicable policies and procedures in effect on the Closing Date and in no event less than a reasonable degree of care, (b) shall not disclose such Confidential Information to any Person; provided, however, that each such Person may disclose such information that (x) is or becomes publicly available other than by disclosure by such Person or any of its Affiliates or (y) such Person is required to disclose by Law; provided, further, that such Person will give the Discloser adequate advance notice so that the Discloser may seek a protective order or take other reasonable actions to preserve the confidentiality of such information, and (c) shall not use any Confidential Information for any purpose other than the provision of the Services under this Agreement.

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ARTICLE XI

INDEMNIFICATION

Each Party (the “Indemnifying Party”) hereby agrees to indemnify and hold harmless the other Party (the “Indemnified Party”) from, against and in respect of any damage, loss, liability or expense arising from (i) any third party claim brought against the Indemnified Party that the Intellectual Property of the Indemnifying Party is infringing or (ii) the negligent acts or omissions of the Indemnifying Party’s employees while performing or receiving services at the premises of the Indemnified Party. The Indemnified Party shall give the Indemnifying Party prompt notice of the claim or event giving rise to the indemnity, the Indemnifying Party shall have a reasonable opportunity to control the defense or settlement of the claim or indemnified event and the Indemnified Party shall provide the Indemnifying Party reasonable cooperation with respect to the defense or settlement of the claim or indemnified event.

ARTICLE XII

TERM

This Agreement shall commence as of the Closing Date and, subject to earlier termination under Article XIII, expire on the second anniversary of the Closing Date (the “Term”).

ARTICLE XIII

TERMINATION

Section 13.1 Termination of Particular Service. The Purchaser may terminate any of the Services provided under this Agreement to the extent reasonably practicable by providing prior written notice (a “Service Termination Notice”) thereof at least 45 days in advance of the termination of such Service; provided, that the Purchaser may not terminate any specified Service during the first six months of the Term. Upon receipt of a Service Termination Notice, Seller shall advise Purchaser in writing of any inter-dependent Services that may be impacted by such termination and thereafter, Purchaser shall re-confirm its Service Termination Notice in writing prior to Seller’s termination of such Service. Termination of any Service under this Article XIII shall not relieve any applicable Provider of its obligations to provide, or cause the provision of, the remaining Services except and only to the extent that (i) such remaining Services are dependent on the terminated Services, or (ii) the Provider incurs additional costs to provide such remaining Services and the Purchaser refuses to compensate Provider for such costs. Termination of a Service will terminate the Service Levels applicable to that Service.

Section 13.2 Termination of Agreement. This Agreement shall terminate on the earliest to occur of (a) the expiration of the Term pursuant to Article XII, (b) the date on which this Agreement is terminated pursuant to, and to the extent provided in, Section 13.3, and (c) the date on which the Parties mutually agree in writing to terminate this Agreement.

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Section 13.3 Early Termination. A Party may terminate this Agreement immediately by providing written notice of termination to the other Party if:

(a) such other Party commits a material breach of any of its obligations under this Agreement (and in the case of a breach which is capable of remedy fails to remedy it within thirty (30) days of receipt of notice of such breach and of the non-breaching Party’s intention to exercise its rights under this Section 13.3(a));

(b) such other Party makes a general assignment for the benefit of creditors, or petitions or applies to any tribunal for the appointment of a custodian, receiver, or trustee for all or a substantial part of its assets;

(c) such other Party commences any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction whether now or hereafter in effect; or

(d) such other Party has had any such petition or application filed or any such proceeding commenced against it in which an order for relief is entered or an adjudication or appointment is made and which remains undismissed for a period of sixty (60) days or more.

ARTICLE XIV

CONSEQUENCES OF TERMINATION

Section 14.1 Consequences of Termination.

(a) On termination or expiration of this Agreement:

(i) each of the Services shall terminate;

(ii) each Recipient shall immediately cease all use of the applicable Third Party Software, save where such Recipient has a direct license from a Person (other than the applicable Provider or any of its Affiliates) to receive or use that Third Party Software;

(iii) without limiting Section 14.1(b)(ii), but subject to any retention obligations imposed on them by Law, to the extent possible, each Party shall return or deliver to the other Party all Confidential Information of the other Party provided or made available pursuant to this Agreement in the possession or under control of that Party or any of its Affiliates or, at the other Party’s direction, destroy it and certify that the destruction has taken place, and shall, unless commercially unreasonable, expunge all such Confidential Information of the other Party from any computer system, word processor or other device in the possession or under control of that Party or any of its Affiliates; and

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(iv) each Recipient shall promptly pay all amounts accrued and payable hereunder prior to such termination and, in the case of a termination pursuant to Section 13.2(a) or (c), the Purchaser shall immediately release any remaining amounts in the Escrow to the Seller.

(b) On termination of a Service or migration away from a Service (including termination or migration of all Services):

(i) except as provided in Section 14.2, and subject to any rights or obligations which have accrued prior to termination, neither Party shall have any further obligation to the other Party in respect of such Service which has been terminated; and

(ii) each Party shall, in relation to each terminated Service, but subject to any retention obligations imposed on them by Law and subject to the separation and migration provisions provided above, to the extent commercially practicable, return or deliver to the other Party all Confidential Information and Personal Data of the other Party provided or made available pursuant to this Agreement in the possession or under control of that Party or any of its Affiliates or, to the extent commercially practicable, at the other Party’s direction, destroy it and certify that the destruction has taken place, and shall, unless commercially impracticable, expunge all such Confidential Information and Personal Data of the other Party from any computer system, word processor or other device in the possession or under control of that Party or any of its Affiliates. All of the foregoing shall be at the cost and expense of the Party seeking to recover or destroy such Confidential Information and Personal Data, unless otherwise agreed by the Parties. If the foregoing acts are commercially impracticable, then the Party retaining such other Party’s Confidential Information and Personal Data shall continue to use reasonable efforts to protect such Confidential Information and Personal Data from unauthorized use and disclosure.

Section 14.2 Survival. In addition to those provisions of this Agreement that state that such provisions shall survive, the following Articles shall survive expiration or any termination of this Agreement or a particular Service: Articles I, III, VIII, IX, X, XI (with respect to claims arising prior to the expiration or termination of this Agreement), XIV and XVII. Termination of this Agreement shall not relieve either Party of any liability to the other Party for any breach or nonfulfillment of any covenant or agreement contained in this Agreement occurring prior to such termination.

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ARTICLE XV

RECORD KEEPING

Section 15.1 Record Keeping. Subject to Article X (Confidentiality), each party shall:

(a) maintain and keep secure accurate records and accounts relating to the performance of its obligations under this Agreement and the charges, expenses and fees charged by it under this Agreement; and

(b) on receipt of reasonable notice, provide the other with copies of these records and accounts as reasonably required to enable it to monitor compliance with this Agreement.

ARTICLE XVI

AUDIT

Section 16.1 Audit. Upon reasonable advance notice but not more than once during (i)the term of this Agreement or (ii) the 12 month period following the termination of this Agreement, Provider shall: (a) provide Recipient and/or Recipient’s external auditors with reasonable assistance and reasonable access during normal business hours to the relevant personnel, premises, systems, data and other information and records relevant to the performance of its obligations under this Agreement, but only for auditing purposes; and (b) use reasonable endeavors to provide Recipient’s external auditors information and explanations of matters that the auditors reasonably consider necessary for the proper performance of their duties as auditors. The auditing Recipient shall minimize any inconvenience or disturbance to the normal operations of the Provider’s business and shall reimburse the Provider for the costs it incurs in providing such assistance and access.

Section 16.2 Costs. The Recipient that engages an auditor pursuant to this Article XVI shall bear the cost of any such audit.

ARTICLE XVII

MISCELLANEOUS

Section 17.1 Expenses. Except as otherwise expressly provided herein, each Party shall pay all of its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement.

Section 17.2 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Parties or their successors or permitted assigns.

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Section 17.3 Entire Agreement. This Agreement including the Schedules attached hereto, the Purchase Agreement and the Escrow Agreement, which are deemed for all purposes to be part of this Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the Parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the Parties or their representatives, oral or written, respecting such subject matter.

Section 17.4 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties.

Section 17.5 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the party for whom it is intended, (b) if delivered by facsimile with receipt confirmed, or (c) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:

Notices to the Purchaser:

Houghton Mifflin Harcourt Publishing Company

222 Berkley Street

Boston, Massachusetts 02116

Attention: William F. Bayers

Executive Vice President, General Counsel & Secretary

Facsimile: (617) 351-1125

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Tarun M. Stewart, Esq.

Facsimile: (212) 757-3990

Notices to the Seller:

Scholastic Inc.

557 Broadway

New York, New York 10012

Attention: Andrew S. Hedden

Executive Vice President, General Counsel

Facsimile: (212) 343-6701

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with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York 10018

Attention: Thomas J. Rice, Esq.

                  Carol Stubblefield, Esq.

Facsimile: (212) 310-1647

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 17.5.

Section 17.6 Schedules. The Schedules hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

Section 17.7 Waiver. Waiver of any term or condition of this Agreement by any Party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of a Party to exercise its rights hereunder with respect to a breach of provisions in this Agreement by the other Party shall not be construed as a waiver of such rights nor prevent such non-breaching Party from subsequently asserting such rights with regard to the same or similar breaches.

Section 17.8 Binding Effect; Assignment. Subject to the following sentence, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party, and any purported assignment or other transfer without such consent shall be void and unenforceable. Notwithstanding the foregoing sentence, this Agreement may be assigned, in whole or in part, by a Party to an Affiliate of such Party without the consent of the other Party; provided, however, that the assigning Party gives notice of such assignment to the other Party and remains liable for such Affiliate’s performance of any assigned rights and obligations. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties to this Agreement and their respective successors and permitted assigns.

Section 17.9 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person not a party or a permitted assignee of a party to this Agreement.

Section 17.10 Governing Law and Jurisdiction. This Agreement and any claim or controversy hereunder shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws thereof.

Section 17.11 Consent to Jurisdiction and Service of Process. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising

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out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any state or federal court located in the State of New York, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 17.5 shall be deemed effective service of process on such Party.

Section 17.12 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 17.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof or were otherwise breached and that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof and to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 17.14 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 17.15 Relationship of the Parties. Nothing in this Agreement is deemed to constitute a partnership or joint venture between the Parties nor constitute either Party as the agent of the other Party for any purpose.

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Section 17.16 Order of Precedence and Rules of Construction. If there is any material conflict between the terms in the body of this Agreement and any Schedule or attachment hereto, the terms in the body of this Agreement shall prevail. The Parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any laws and regulations, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document. Whenever this Agreement shall require a Party or an applicable Provider or an applicable Recipient to take an action, such requirement shall be deemed an undertaking by the applicable Party to cause it and its Subsidiaries, and to use its commercially reasonable efforts to cause its other Affiliates, to take appropriate action in connection therewith; provided, in no event will any such Subsidiary or Affiliate be required to exercise a higher standard of effort in taking an action than that set forth in the applicable section of this Agreement.

Section 17.17 Counterparts. This Agreement may be signed in any number of counterparts (including via facsimile or pdf) with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

SCHOLASTIC INC.

By:
Name:
Title:

HOUGHTON MIFFLIN HARCOURT PUBLISHING COMPANY

By:
Name:
Title: